PROSPECTUS SUPPLEMENT (To Prospectus dated March 18, 2016)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-210294

3,758,617 Shares

ARALEZ PHARMACEUTICALS INC.

COMMON SHARES

This prospectus relates to the resale, from time to time, of up to 3,758,617 common shares of Aralez Pharmaceuticals Inc. (“Aralez”), no par value per share (the “Aralez Shares”), by the selling shareholders identified in this prospectus under “Selling Shareholders” (the “Selling Shareholders”).  Aralez Shares covered by this prospectus (the “Shares”) may be acquired by the Selling Shareholders upon the exercise of outstanding warrants originally issued by Tribute Pharmaceuticals Canada Inc. (“Tribute”), as more fully described in this prospectus.  Aralez acquired Tribute on February 5, 2016.

The Selling Shareholders may from time to time sell, transfer or otherwise dispose of any or all of their Shares in a number of different ways and at varying prices. See “Plan of Distribution” beginning on page 81 of this prospectus.  We will not receive any proceeds from the sale of Shares by the Selling Shareholders.

The Aralez Shares are listed on the NASDAQ Global Select Market under the symbol “ARLZ” and on the Toronto Stock Exchange (“TSX”) under the symbol “ARZ”. The last reported sale price of the Aralez Shares on the NASDAQ Global Select Market (“NASDAQ”) on April 1, 2016 was $3.58.

Aralez’s principal executive office is located at 151 Steeles Avenue East, Milton, Ontario, Canada L9T 1Y1, and our telephone number is (905) 876-1118.  We maintain a website at http://www.aralez.com. The information on our website is not part of this prospectus, and has been included as an inactive textual reference only.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 11 before deciding whether to invest in the Aralez Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 5, 2016

EXPLANATORY NOTE

This prospectus relates to the resale of an aggregate of up to 3,758,617 Shares by the Selling Shareholders.  Of the aggregate 3,758,617 Shares, 159,946 Shares may be acquired by certain Selling shareholders upon the exercise of options granted by Tribute to certain placement agents in connection with services provided by such placement agents in securities offerings by Tribute (the “Tribute Compensation Securities”), and  3,598,671 Shares may be acquired by Selling Shareholders upon the exercise of certain warrants issued by Tribute, previously exercisable for Tribute common shares (collectively, the “Tribute Warrants”) as follows: (i) the Tribute common share purchase warrants expiring on July 15, 2016 issued pursuant to a warrant indenture dated July 15, 2014 between Tribute and Equity Financial Trust Company (the “Tribute Warrant Indenture”) and those Tribute common share purchase warrants underlying the Tribute Compensation Securities; (ii) the Tribute common share purchase warrants issued in certificated form and expiring on February 27, 2018, March 5, 2018 and March 11, 2018, as applicable; (iii) the Tribute common share purchase warrants issued in certificated form and expiring on September 20, 2018; (iv) the Tribute common share purchase warrants issued in certificated form and expiring on May 11, 2017; (v) the Tribute common share purchase warrants issued in certificated form and expiring on August 8, 2020, October 1, 2019 and February 4, 2021, as applicable; and (vi) the Tribute common share purchase warrants issued in certificated form expiring on May 21, 2017. The Tribute Warrants and Tribute Compensation Securities were issued in reliance upon exemptions from registration requirements under the Securities Act and applicable state securities laws.

On February 5, 2016, Aralez, Tribute and POZEN Inc., a Delaware corporation (“Pozen”) consummated a business combination, which is described in more detail in this prospectus.  Following effectiveness of this business combination, among other things, (i) each outstanding Tribute common share was exchanged for 0.1455 of an Aralez Share (the “exchange ratio”), and (ii) upon the exercise of the Tribute Warrants by a warrant holder, the Tribute Warrants will entitle such warrant holder to purchase Aralez Shares, in place of Tribute common shares, for no additional consideration beyond that set out in the Tribute Warrant Indenture or the certificate evidencing the Tribute Warrants, as the case may be, also subject to the application of the exchange ratio, as set forth in the merger agreement described in this prospectus.

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PROSPECTUS SUMMARY

No person has been authorized to give any information or make any representation concerning us, the Selling Shareholders or the Shares to be registered hereunder (other than as contained in this prospectus). You should rely only on the information contained in this prospectus and the documents incorporated by reference herein and any prospectus supplement and, if any such other information or representation is given or made, you should not rely on it as having been authorized by us or the Selling Shareholders.

The Selling Shareholders are offering the Shares only in jurisdictions where such issuances are permitted. The distribution of this prospectus and the sale of the Shares in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the distribution of this prospectus and the sale of the Shares outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the Shares by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Except as otherwise noted, all references to “dollars” or “$” in this prospectus are to United States dollars. Unless the context otherwise requires, references in this prospectus to “we,” “us” and “our” refer to Aralez and its subsidiaries.

Overview

Incorporation and Registered Office

Aralez was incorporated under the British Columbia Business Corporations Act (“BCBCA”) on December 2, 2015.  Our registered office is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia, V6C 2X8 and our principal executive offices are located at 151 Steeles Avenue East, Milton, Ontario, Canada, L9T 1Y1, 3 Columbus Circle, Suite 1710, New York, New York 10019, and 56 Fitzwilliam Square, Dublin 2, Ireland.

Our Company

Aralez is a global specialty pharmaceutical company focused on delivering meaningful products to improve patients’ lives while focusing on creating shareholder value by acquiring, developing and commercializing products primarily in cardiovascular, pain and other specialty areas.  Aralez’s global headquarters is located in Ontario, Canada, its U.S. headquarters is located in New York, New York  and its Irish headquarters is located in Dublin, Ireland.  Aralez was formed for the purpose of facilitating the business combination Pozen and Tribute, which business combination was consummated on February 5, 2016.  Aralez has had no operations as of December 31, 2015, other than business incident to the Tribute Transaction (as defined below).

Our management team has a strong track record of success in creating, leading and expanding specialty pharmaceutical companies with marketing and sales capabilities.  Directed by this leadership and leveraging our competitive platform, our focus on acquiring high potential growth opportunities through aggressive business development and licensing and strategic M&A and commercializing healthcare products to provide enhanced value to a range of stakeholders is driven by the following primary strategies:

·                  Maximize value of expanded portfolio— We plan to continue our progress toward building out our U.S. commercial organization, including growing our sales force and promoting the use of Fibricor® in the United States to grow product use moderately in the United States and which we expect will develop a relationship springboard with cardiologists ahead of the anticipated approval and commercial launch of YOSPRALA™.

·                  Business development through selective acquisitions — We have completed numerous transactions over the past few years to expand our portfolio offering.  We will continue to pursue value-driven business development opportunities as they arise and enhance our product pipeline and expand our geographic footprint through strategically acquiring low-risk, revenue generating product candidates or approved products, particularly in the cardiovascular and pain anchor areas, but also in other specialty therapeutic areas that we anticipate are or will become revenue generating and accretive.

·                  Leverage platform for growth — We intend to maintain a lean, nimble and performance-oriented operating model with strong financial discipline.  Our well-capitalized financial profile provides us with ample liquidity to commercialize YOSPRALA, if and when approved, and creates the opportunity for sustained long-term growth, both organically and through acquisitions, while also enabling us to have an ongoing focus on growing shareholder value.

Background of Aralez Pharmaceuticals Inc.

On June 8, 2015, Pozen entered into an Agreement and Plan of Merger and Arrangement (the “Merger Agreement”), among Tribute, Aguono Limited (which was renamed Aralez Pharmaceuticals Limited and subsequently renamed Aralez Pharmaceuticals plc in connection with its re-registration as a public limited company), a limited company incorporated in Ireland (“Former Parent”), Trafwell Limited, a private limited company incorporated in Ireland, ARLZ US Acquisition Corp., a corporation incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Former Parent, and ARLZ CA Acquisition Corp., a corporation incorporated under the laws of the Province of Ontario and a wholly-owned subsidiary of Former Parent (“Can Merger Sub”) in order to effectuate the merger of Pozen and Tribute.  On December 7, 2015, the Merger Agreement was amended, pursuant to which, among other things, (i) the Company replaced Former Parent as a party to the Merger Agreement, whereby, after giving effect to the merger transactions, the Company would be the ultimate parent company of the combined companies, (ii) ARLZ US Acquisition II Corp., a corporation formed under the laws of the State of Delaware, would be merged with and into Pozen, with Pozen continuing as the surviving corporation and an indirect wholly-owned subsidiary of the Company, and (iii) Can Merger Sub and Tribute would amalgamate, with the separate legal existence of Can Merger Sub ceasing and Tribute and Can Merger Sub continuing as one corporation and as a wholly-owned subsidiary of the Company.

On February 5, 2016, pursuant to the Merger Agreement, Aralez completed the acquisition of Tribute by way of a court approved plan of arrangement in a stock transaction with an estimated purchase price of $138 million made up of (i) $115 million related to Tribute shares, equity awards and certain warrants outstanding and (ii) $23 million in repayments of Tribute indebtedness.  In connection with the transaction, Pozen and Tribute were combined under and became subsidiaries of Aralez Pharmaceuticals Inc., with Pozen treated as the acquiring company for accounting purposes (the “Tribute Transaction”).  Pursuant to Rule 12g-3(a) under the Exchange Act, Aralez Pharmaceuticals Inc. is the successor issuer to Pozen.  The Tribute Transaction provides the combined company with increased financial strength and product portfolio diversity and is expected to meaningfully accelerate our operating strategies.

As a result of the merger, each share of Pozen common stock was converted into one Aralez Share (the “merger consideration”) for each share of Pozen common stock held as of immediately prior to the effective time of the merger (the “merger effective time”). Pursuant to the arrangement, each outstanding Tribute common share was exchanged for 0.1455 of an Aralez Share. Upon completion of the merger and arrangement, Aralez became the successor issuer to Pozen and Tribute, and is the continuing reporting entity.

Products

Primary Commercialized Products

Products Marketed in the United States

Fibricor® and Authorized Generic

In May 2015, we acquired the U.S. rights to Fibricor (fenofibric acid) and its related authorized generic.  Fibricor is indicated as a complementary therapy along with diet for the treatment of severe hypertriglyceridemia and as a complementary therapy along with diet to reduce elevated low-density lipoprotein (“LDL”) cholesterol (“LDL-C”), total cholesterol (“Total-C”), triglycerides (“TG”), and apolipoprotein B (“Apo B”), and to increase high-density lipoprotein (“HDL”) cholesterol (“HDL-C”) in patients with primary hypercholesterolemia or mixed dyslipidemia.  Fibricor is currently protected by four U.S. patents extending to August 20, 2027.

Fibricor is a lipid-regulating agent available as tablets for oral administration.  Fibrates like Fibricor, activate peroxisome proliferator activated receptor (“PPAR”) alpha, increasing the activity of lipoprotein lipase.  This typically causes a decrease in triglyceride levels.  PPAR alpha activation also increases HDL production.  Each tablet contains 35mg or 105mg fenofibric acid, and the 35mg tablet is the lowest dose of fenofibric acid available in the United States.  Fibricor is contraindicated in patients with severe renal impairment, active liver disease, liver function abnormalities, preexisting gallbladder disease or known hypersensitivity to fenofibric acid or fenofibrate.

Hyperlipidemia Treatment Options:  Hyperlipidemia is a very common chronic condition and is characterized by an excess of fatty substances called lipids, mainly cholesterol and triglycerides, in the blood.  It is also called hyperlipoproteinemia because these fatty substances travel in the blood attached to proteins.  This is the only way that these fatty substances can remain dissolved while in circulation.  Hyperlipidemia, in general, can be divided into two subcategories:  (1) hypercholesterolemia, in which there is a high level of cholesterol; and (2) hypertriglyceridemia, in which there is a high level of triglycerides, the most common form of fat.  In general, lifestyle modifications such as diet, exercise and smoking cessation are the first line of treatment.  If unsuccessful, pharmacologic therapy is commonly utilized for the treatment of primary and secondary dyslipidemias.  In managing secondary dyslipidemia, statin therapy is commonly prescribed.  For the management of major triglyceride elevations, three agents are also commonly utilized:  (1) fibric acid derivatives, such as Fibricor; (2) niacin; and (3) omega-3 fatty acids.  Fibricor is approved in the United States and indicated as adjunctive therapy to diet for treatment of severe hypertriglyceridemia (TG > 500 mg/dL) and as adjunctive therapy to diet to reduce elevated LDL-C, Total-C, TG, and Apo B, and to increase HDL-C in patients with primary hypercholesterolemia or mixed dyslipidemia.

Competitive Analysis:  Cholesterol-lowering drugs in the United States include statins, niacin, bile-acid resins, fibric acid derivatives (fibrates), cholesterol absorption inhibitors, and anti-protein convertase subtilisin-like kexin type 9 (PCSK9) inhibitors.  All classes of cholesterol-lowering medicines are most effective when combined with increased exercise and a low-fat, high-fiber diet.  The statin class includes some of the largest-selling prescription products in the world (e.g., Lipitor®, Zocor® and Crestor®).  Statins dominate single-agent prescribing for the treatment of lipid disorders.  The niacin (nicotinic acid — vitamin B3) class includes brands such as Niaspan®, which work primarily on increasing HDL cholesterol.  The cholesterol absorption inhibitor class has a single product, Zetia®.  The PCSK9 inhibitor are a new class of treatments that currently include Praluent® and RepathaTM.  The fibrates class of cholesterol lowering treatments is composed of three competing molecules:  (1) gemfibrozil (Lopid®), (2) fenofibric acid (Fibricor, Trilipix®), and (3) fenofibrate (Tricor®).  The fibrate market in the United States was $2.4 billion for 2015.

Products Marketed in Canada

Cambia®

Cambia (diclofenac potassium for oral solution) is a non-steroidal anti-inflammatory drug (“NSAID”) and the only prescription NSAID available and approved in Canada for the acute treatment of migraine attacks with or without aura in adults 18 years of age or older.  Cambia was licensed from Nautilus Neurosciences, Inc. (“Nautilus”) in November 2010.  Cambia was approved by the FDA in June 2009 and is currently marketed by Depomed, Inc. (“Depomed”) in the United States.  Cambia was approved by Health Canada in March 2012 and was commercially launched to specialists in Canada in October 2012 and broadly to all primary care physicians in February 2013.  Depomed acquired Nautilus and the U.S. and Canadian rights to Cambia in December 2013.

Cambia is available as an oral solution in individual packets each designed to deliver a 50mg dose when mixed in water.  Cambia is the only approved prescription NSAID available in Canada that was studied and proven to be an effective treatment for migraine according to guidelines published in September 2013 by the International Headache Society that reached statistically significant results for all four co-primary endpoints, including:  (1) pain free response at two hours; (2) nausea free; (3) photophobia free (sensitivity to light); and (4) phonophobia free (sensitivity to sound).  In addition, Cambia provides fast migraine pain relief within 30 minutes of dosing due in part to the significant benefits of the proprietary Dynamic Buffering Technology™ (“DBT”).  DBT provides for enhanced drug absorption and bioavailability.  In fasting volunteers, measurable plasma levels were observed within 5 minutes of dosing with Cambia.  Peak plasma levels were achieved at approximately 15 minutes, with a range of approximately 10 to 40 minutes.  NSAIDs, such as Cambia, may increase the incidence of cardiovascular adverse events such as myocardial infarction (“MI”), stroke or thrombotic events, gastrointestinal adverse events such as peptic/duodenal ulceration, perforation and gastrointestinal bleeding and are contraindicated in the third trimester of pregnancy.  The risk may increase with duration of use and patients should only take this medication as prescribed by a physician.

Migraine Treatment Options in Canada:  There are a number of different treatment options for migraine in Canada.  Acute migraine treatment options can be broken down to three main categories: (i) triptans or 5-HT1 receptor agonists (e.g., sumatriptan, rizatriptan); (ii) ergot alkaloids (“ergots”) (e.g., ergotamine, dihydroergotamine); and (iii) NSAIDs (e.g., Cambia).  Triptans may cause dizziness, nausea, weakness and chest discomfort and should not be used by patients with heart disease, uncontrolled high blood pressure, blood vessel disease or who have a history of stroke.  Ergots may cause chest pain, tingling or burning sensations, nausea, vomiting, and cramps.  Furthermore, ergots may reduce blood flow to the extremities (hands and feet) and may lead to tissue damage.  Ergots should also not be used by anyone with heart disease, uncontrolled high blood pressure or blood vessel disease.

In September 2013, the Canadian Neurological Sciences Federation issued revised Canadian Headache Society Guidelines for Acute Drug Therapy for Migraine Headaches through the Canadian Journal of Neurological Sciences.  Cambia

was acknowledged as a potential first line therapy, with a fast onset of action and having a strong recommendation, high quality evidence and recommended for the acute treatment of migraine.

Migraine in Canada:  Canadian studies have shown migraine prevalence rates of 23% to 26% in women, and 8% to 10% in men.  Over 4,000,000 Canadians suffer from migraine in Canada and that 60% of those with migraine have one or more attacks per month while 25% of those with migraine have at least one attack per week.  One Canadian study found that those with migraine lose 6.5 days of work each year resulting from their migraine and, as a result, migraine is associated with a substantial social and economic impact.  A study done in 1990 calculated that 7,000,000 workdays are lost annually in Canada due to migraine.  It was also found that 51% of all women suffering from migraine have never consulted a physician for their headaches.

Competitive Analysis:  It is estimated that one-half of all people suffering from migraines in Canada never seek help from a physician but rather self-treat their condition with over-the-counter (“OTC”) medications such as aspirin (e.g., Bayer®), acetaminophen (e.g., Tylenol®) and OTC NSAID’s such as ibuprofen (e.g., Advil®) and naproxen sodium (e.g., Aleve®).  The main prescription pharmacological agents used to treat acute migraine includes the triptan class of drugs or 5-HT1 receptor agonists as they are known and these products include sumatriptan (Imitrex®), rizatriptan (Maxalt®), zolmitriptan (Zomig®), almotriptan (Axert®), naratriptan (Amerge®), eletriptan (Relpax®) and frovatriptan (Frova®).  There are also the ergot alkaloids such as ergotamine (Cafergot®) and dihydroergotamine (Migrinal®) used in some cases as are narcotics such as meperidine (e.g., Demerol®) and the combination drug of aspirin, butalbital and caffeine (e.g., Fiorinal).  In spite of a number of possible treatment options for treating migraines, many of these treatments are without an authorized indication from Health Canada.  The Company considers the competitive market as the triptans class, which currently sells approximately $125 million annually in Canada.

Fiorinal®/Fiorinal® C

Fiorinal (acetylsalicylic acid, caffeine and butalbital tablets and capsules) and Fiorinal C (acetylsalicylic acid, caffeine, butalbital and codeine capsules) were acquired from Novartis AG and Novartis Pharma AG in October 2014.  Fiorinal and Fiorinal C were originally approved by Health Canada in 1970 for the relief of tension-type headache.

Fiorinal is a fixed dose combination drug that combines the analgesic properties of acetylsalicylic acid, with the anxiolytic and muscle relaxant properties of butalbital, and the central nervous system stimulant properties of caffeine.  Fiorinal C expands on the properties of Fiorinal with the additional analgesic effect of codeine.  Fiorinal and Fiorinal C are the only prescription products in Canada indicated for relief of tension type headaches.  Fiorinal and Fiorinal C are currently marketed in Canada in hard gelatin capsules containing 330mg acetylsalicylic acid, 40mg caffeine, 50mg butalbital, and in the case of Fiorinal C, the addition or 15mg or 30mg of codeine.  Codeine and butalbital are both habit-forming and potentially abusable.  Consequently, the extended use of Fiorinal or Fiorinal C is not recommended.  Fiorinal and Fiorinal C are associated with exacerbation of headache (medication overuse headaches) in susceptible patients.  Repeated use of Fiorinal and Fiorinal C can lead to “rebound” headaches as each dose wears off.  With repeated doses physical and psychological dependence can develop.  In addition to dependence, butalbital-containing products can lead to tolerance, and at higher doses can produce withdrawal symptoms after discontinuation.

Tension-Type Headache in Canada:  Tension-type headaches are the most common type of headache and are caused by muscle tightening in the back of the neck or scalp.  These headaches are typically triggered by emotional stress, fatigue or depression.  There are two classifications of tension-type headache: (1) episodic tension headaches, which occur randomly and less frequently; and (2) chronic tension headaches, which may occur daily or continually and the intensity of the pain may vary during a 24-hour cycle.  Tension headaches differ from migraine headaches due to the lack of aura, photophobia, phonophobia and/or nausea.

Competitive Analysis:  Tension-type headaches may be treated with OTC NSAIDs like Tylenol®, Advil®, Aleve®, or Aspirin®.  Prescription NSAIDs may also be used, such as Naprosyn®, Anaprox®, Toradol®, as well as prescription analgesic/opiate combinations like Percocet®, Tylenol® with codeine and Fiorinal/Fiorinal C.  In spite of a number of possible treatment options for treating tension-type headaches, all of these treatments, with the exception of Fiorinal and Fiorinal C, are without an authorized indication from Health Canada.  The Company considers the competitive market as the prescription NSAID and prescription analgesic/opiate combination class, which has an estimated tension-type headache value of approximately $30 million annually in Canada.  The OTC market for tension-type headache is estimated to be exponentially larger given the large patient population; however, the true value is extremely difficult to determine considering the broad range of indications for OTC NSAIDs.

Soriatane®

Soriatane (acitretin) is chemically known as acitretin, and is indicated for the treatment of severe psoriasis (including erythrodermic and pustular types) and other disorders of keratinization.  Soriatane is a retinoid, an aromatic analog of vitamin A.  Soriatane was approved in Canada in 1994 and is the first and only oral retinoid indicated for psoriasis.  Soriatane is often used when milder forms of psoriasis treatments like topical steroids, emollients and topical tar-based therapies have failed.

Soriatane should be reserved for patients unresponsive to, or intolerant of standard treatment.  In addition, Soriatane should only be prescribed by physicians knowledgeable in the use of systemic retinoids.  Soriatane is teratogenic (can cause birth defects) and should not be used by women who are pregnant or who are planning to become pregnant during, or within three years after stopping, treatment of Soriatane.  In addition, acitretin may cause nausea, headache, itching, dry, red or flaky skin, dry or red eyes, dry or chapped lips, swollen lips, dry mouth, thirst, cystitis acne or hair loss.

Psoriasis Treatment Options:  There are a number of different treatment options for psoriasis.  Typically, topical agents are used for mild disease, phototherapy for moderate disease and oral systemic agents and biologicals for more severe disease.  The three main traditional systemic treatments are (1) methotrexate, (2) cyclosporine and (3) retinoids.  Unlike Soriatane, methotrexate and cyclosporine are immunosuppressant drugs.  Methotrexate may cause a decrease in the number of blood cells made by bone marrow, may cause liver damage, lung damage, damage to the lining of the mouth, stomach or intestines and may increase the risk of developing lymphoma (cancer that begins in the cells of the immune system), among other serious side effects.  Methotrexate may also cause serious or life-threatening skin reactions.  Cyclosporines may cause side effects that could be very serious, such as high blood pressure and kidney and liver problems.  It may also reduce the body’s ability to fight infections.

Competitive Analysis:  Severe psoriasis is a condition that involves more than 10% of the body area or is physically, occupationally or psychologically disabling.  Soriatane will typically be used in combination with other drugs such as topical steroids, emollients or tar-based therapies.  Soriatane is most effective for treating psoriasis when it is used with phototherapy.  Soriatane may be used with biologic agents, such as etanercept (Enbrel®), adalimumab (Humira®) or infliximab (Remicade®), and may also be prescribed in rotation with cyclosporine or methotrexate.  Biologic therapies such as Enbrel®, Humira® and Remicade® are effective in treating severe forms of the disease, but tend to be very expensive and sometimes not reimbursed by government or other private drug plans.  Cyclosporine and methotrexate are also oral agents that are often used for severe forms of psoriasis.  The market for moderate to severe psoriasis in Canada, including the biologics, is estimated to be greater than $200 million for 2015.

Bezalip® SR

Bezalip SR (bezafibrate) is an established pan-peroxisome proliferator-activated receptor activator.  Bezalip SR, used to treat hyperlipidemia (high cholesterol), has over 25 years of therapeutic use globally.  Bezalip SR helps lower LDL-C and triglycerides while raising HDL-C levels.  It also improves insulin sensitivity and reduces blood glucose levels, which in combination with the cholesterol effects may significantly lower the incidence of cardiovascular events and development of diabetes in patients with features of metabolic syndrome.  Bezalip SR is contraindicated in patients with hepatic and renal impairment, pre-existing gallbladder disease, hypersensitivity to bezafibrate, or pregnancy or lactation.

Bezalip SR is currently approved in more than 40 countries worldwide, not including the United States.  Bezalip SR is under license from Actavis Group PTC (“Actavis”), and we have the exclusive rights to market Bezalip SR in Canada.  We also have the exclusive development and licensing rights to Bezalip SR in the United States and filed an Investigational New Drug (“IND”) that received clearance from the FDA in the United States.  Clinical studies would be required prior to commercialization in the United States.  The initial target indication that would be considered for pursuit in the United States is for severe hypertriglyceridemia.

Hyperlipidemia Treatment Options:  Hyperlipidemia is a very common chronic condition and is characterized by an excess of fatty substances called lipids, mainly cholesterol and triglycerides, in the blood.  It is also called hyperlipoproteinemia because these fatty substances travel in the blood attached to proteins.  This is the only way that these fatty substances can remain dissolved while in circulation.  Hyperlipidemia, in general, can be divided into two subcategories:  (1) hypercholesterolemia, in which there is a high level of cholesterol; and (2) hypertriglyceridemia, in which there is a high level of triglycerides, the most common form of fat.

Competitive Analysis:  Cholesterol-lowering drugs in Canada include statins, niacin, bile-acid resins, fibric acid derivatives (fibrates), and cholesterol absorption inhibitors.  All classes of cholesterol-lowering medicines are most effective when combined with increased exercise and a low-fat, high-fiber diet.  The statin class includes some of the largest-selling prescription products in the world (e.g., atorvastatin (Lipitor®), simvastatin (Zocor®) and rosuvastatin (Crestor®)).  Statins dominate single-agent prescribing for the treatment of lipid disorders.  The niacin (nicotinic acid — vitamin B3) class includes brands such as Niaspan®, which work primarily on increasing HDL cholesterol.  The fibrates class of cholesterol-lowering treatments is composed of three competing molecules:  (1) gemfibrozil (Lopid®), (2) bezafibrate (Bezalip SR), and (3) fenofibrate (Lipidil® in Canada or Tricor® in the United States).  Clinical studies have demonstrated that bezafibrate, the active ingredient in Bezalip SR, was shown to be effective in lowering high levels of triglycerides, raising HDL cholesterol and lowering LDL cholesterol.  As of the end of 2015, the annual fibrate market in Canada is estimated to be approximately $35 million.

Other Commercialized Products

In addition to the products discussed above, we also market NeoVisc® (sodium hylauronic solution - 1%), Uracyst® (sodium chondroitin sulfate - 2%), Durela® (tramadol hydrochloride), Proferrin® (heme iron polypeptide), Resultz® (isopropyl myristate), Collatamp® G (collagen-gentamycin) and a portfolio of eight products targeted in the gastroenterology and women’s health markets in Canada.

Primary Development Products

YOSPRALA™

The products in the YOSPRALA (aspirin/omeprazole delayed release tablets) portfolio, which are part of our proton pump inhibitor (“PPI”)-aspirin (“PA”) platform, are being developed with the goal of significantly reducing gastrointestinal (“GI”) ulcers and other GI complications compared to taking enteric-coated, buffered or plain aspirin alone in patients at risk of developing GI ulcers.  The first candidates in the YOSPRALA product portfolio are YOSPRALA 81/40 (PA8140), which contains 81mg of enteric-coated aspirin and 40mg immediate-release omeprazole, and YOSPRALA 325/40 (PA32540), which contains 325mg of enteric-coated aspirin and 40mg immediate-release omeprazole.  Both products are a coordinated-delivery tablet combining immediate-release omeprazole, a PPI, layered around a pH-sensitive enteric coating of an aspirin core.  This novel, patented product is intended for oral administration once a day.

Pending FDA review and approval, YOSPRALA 81/40 and 325/40 would be indicated for patients who require aspirin (1) to reduce the combined risk of death and nonfatal stroke in patients who have had ischemic stroke or transient ischemia of the brain due to fibrin platelet emboli, (2) to reduce the combined risk of death and nonfatal MI in patients with a previous MI or unstable angina pectoris, (3) to reduce the combined risk of MI and sudden death in patients with chronic stable angina pectoris, (4) for a pre-existing condition after having undergone revascularization procedures, and (5) the omeprazole component, to decrease the risk of developing gastric ulcers in patients at risk for developing aspirin-associated gastric ulcers.

Development History and Status:  YOSPRALA 81/40 and 325/40 products have completed Phase 3 clinical development testing in the United States, and we resubmitted the NDA for these products with the FDA on March 14, 2016.

We met with the FDA to discuss the overall development program requirements for YOSPRALA 81/40 and 325/40 for the secondary prevention of cardiovascular and cerebrovascular disease in patients at risk for gastric ulcers.  An IND was filed in the fourth quarter of 2007.  We completed a study which demonstrated that the salicylic acid component of YOSPRALA 325/40 was bioequivalent to the reference drug, enteric-coated aspirin.  We filed a Special Protocol Assessment with the FDA for the design of the Phase 3 studies for the product, the primary endpoint for which is the reduction in the cumulative incidence of endoscopic gastric ulcers.

In October 2009, we began two pivotal Phase 3 and one long-term safety study for YOSPRALA 325/40.  The primary endpoint of the pivotal studies, which included approximately 500 subjects per study, was a significant reduction in the cumulative incidence of gastric ulcers following administration of YOSPRALA 325/40 compared to 325mg enteric-coated aspirin over the six-month treatment period.  The primary endpoint was met with statistical significance in both studies.  Additionally, the studies met their key secondary endpoints, including a reduction in gastroduodenal ulceration, as well as a reduction in discontinuation due to upper gastrointestinal adverse events in subjects taking YOSPRALA 325/40 compared to 325mg enteric-coated aspirin.

In February 2012, the FDA requested an additional Phase 1 study to assess the bioequivalence of YOSPRALA 325/40 to enteric-coated aspirin 325mg with respect to acetylsalicylic acid.  After the Company completed the requested bioequivalence study, the FDA made a preliminary review of the study results and the Company’s summary analyses and, based on its preliminary assessment of the information available to it at the time, the FDA did not agree that bioequivalence of YOSPRALA 325/40 to enteric-coated aspirin 325mg was demonstrated.  The Company then submitted to the FDA additional information and analyses from the requested bioequivalence study, as well as other relevant pharmacokinetic, clinical pharmacology, and in vitro dissolution data as a briefing document in support of a request for a Type A meeting with the FDA.

At the Type A meeting held in August 2012 (the “August 2012 Type A Meeting”), the FDA confirmed that, although it believes bioequivalence of YOSPRALA 325/40 to enteric-coated aspirin 325mg was not strictly established in our bioequivalence study according to the predetermined criteria, the results from this study, together with additional information that was submitted by the Company in the NDA, constitutes sufficient data to support the establishment of a clinical and pharmacological bridge between the product and enteric-coated aspirin 325mg.  The FDA indicated that it would make a final determination during the NDA review.  The FDA also indicated that a similar strategy to bridge to the reference listed drug, inclusive of a new, single pharmacokinetic study, could be utilized for a low dose version of the 325/40mg version, YOSPRALA 81/40.  The Company conducted this study with the low dose version against the enteric-coated aspirin 81mg.  Based on the predetermined criteria acceptable to the FDA, the study demonstrated that YOSPRALA 81/40 is bioequivalent to enteric-coated aspirin 81mg and had comparable bioavailability.

During a pre-submission meeting with respect to its NDA for YOSPRALA 325/40 in April 2012, the FDA suggested that the Company also seek approval for a lower dose formulation of the product containing 81mg of enteric-coated aspirin as part of its NDA for YOSPRALA 325/40.  Absent the availability of such a lower dose formulation in the market if YOSPRALA 325/40 is approved, the FDA indicated that it might limit the indication for YOSPRALA 325/40 to use in post coronary artery bypass graft surgery with treatment duration not to exceed one year.  During the August 2012 Type A Meeting, the FDA confirmed its preference to have both YOSPRALA 325/40 and a lower dose version available in the market so that physicians can have both a low and high dose option available, and agreed that, if both dosage strengths were included in the NDA and subsequently approved, the indications for both will be consistent with the full range of indications described in the current aspirin monograph.

We had generated some clinical pharmacology data and chemical, manufacturing and controls (“CMC”) data for a lower dose version of YOSPRALA 325/40 — a product that contains 81mg of enteric-coated aspirin and 40mg of immediate-release omeprazole in a single tablet known YOSPRALA 81/40.  The Company filed this existing data, together with additional CMC data to be generated and evidence from the scientific literature relating to the ulcerogenic risk of 81mg of aspirin with the FDA.  At this time, we do not intend to conduct Phase 3 clinical trials for YOSPRALA 81/40.  We have no assurance such data will be sufficient for the FDA to approve YOSPRALA 81/40 or to allow a broader indication for YOSPRALA 325/40.  The FDA will make a final determination with respect to the approvability of and indications for YOSPRALA 325/40 and 81/40 upon our re-submission of the NDA, which we resubmitted with the FDA on March 14, 2016.

The generation of additional data with respect to YOSPRALA 81/40 and the incorporation of data into the NDA for YOSPRALA 325/40 delayed submission of the NDA from the original planned submission date in the third quarter of 2012.  The NDA was filed for both products in March 2013, and in May 2013, the FDA accepted the NDA for review.  The FDA assigned a user fee date of January 24, 2014.  As part of our continuing discussions with the FDA concerning the NDA for YOSPRALA 325/40 and 81/40 tablets, we decided to conduct an additional comparative Phase 1 pharmacokinetic study to determine the pharmacokinetic profile of the omeprazole component of YOSPRALA 81/40 tablets and compare it to that of YOSPRALA 325/40 tablets.  We submitted study information and data to the FDA as it became available during the conduct of the study and FDA reviewed such information and data from the study when submitted.  The final study report was submitted to the FDA in accordance with our agreed timeline.  The FDA informed us that the Company’s user fee date was moved to April 25, 2014.

On April 25, 2014, we received a Complete Response Letter (“CRL”) from the FDA advising that the review of our NDA was completed and questions remained that preclude the approval of the NDA in its then current form.  Specifically, an inspection of the manufacturing facility of our previously designated primary aspirin API supplier concluded with certain inspection deficiencies.  There were no clinical or safety deficiencies noted with respect to either YOSPRALA 325/40 or 81/40 and no other deficiencies were noted in the CRL.  On June 30, 2014, we resubmitted the NDA for YOSPRALA 325/40 and 81/40 to the FDA and the FDA notified us that the new action fee date is December 30, 2014.  On May 9, 2014, the aspirin API supplier submitted a response to the FDA addressing the inspection deficiencies and subsequently submitted an update to its initial response.

On December 17, 2014, we received a second CRL from the FDA advising that the review of our NDA was completed and questions remained that preclude approval of the NDA in its then current form.  In this CRL, the FDA used identical wording to that of the first CRL.  There were no clinical or safety deficiencies noted with respect to either YOSPRALA 325/40 or 81/40 and no other deficiencies were noted in the CRL.  FDA regulations allowed us to request a Type A meeting with the FDA to discuss the next steps required to gain approval of our NDA.  The FDA granted the Type A meeting, which was held in late January 2015.  At the meeting, representatives from the FDA’s Office of Compliance stated that the aspirin API supplier’s responses to the 483 inspectional observations submitted in May 2014 were still under review and the Office of Compliance would be communicating with the supplier in the coming weeks.  The aspirin API supplier subsequently informed us that it received a warning letter relating to the Form 483 inspection deficiencies and submitted a plan of corrective actions to the FDA to address the matters raised in the warning letter.

On December 28, 2015, we announced that the FDA had completed re-inspection of the aspirin API supplier’s manufacturing facility and issued an additional 483 notice, citing numerous observations.  The aspirin API supplier voluntarily stopped production at this facility to focus on remediating the FDA observations.  We have been informed that production at this facility has resumed and it remains subject to FDA inspection.

On December 28, 2015, we also announced that significant progress had been made with respect to an alternative aspirin API supplier, which is a global leader in aspirin manufacturing, and that we have now designated this secondary supplier as our primary supplier in connection with the NDA for YOSPRALA.  We are focusing our efforts toward using our previously designated secondary aspirin API supplier as our primary supplier in connection with our NDA and will include both aspirin API suppliers in the NDA package for YOSPRALA.  Final agreement on the draft labeling is also pending.  We resubmitted the NDA for YOSPRALA on March 14, 2016, and we believe we remain on track for potential approval and launch of YOSPRALA in 2016.

Bilastine

Bilastine is a second generation antihistamine drug for the treatment of allergic rhinoconjunctivitis and urticaria (hives).  The Company has not yet chosen a trademark for bilastine.  Bilastine exerts its effect as a selective histamine H1 receptor antagonist, and has an effectiveness similar to cetirizine, fexofenadine and desloratadine.  It was developed in Spain by FAES Farma, S.A.  The Canadian antihistamine market is currently valued at approximately $115 million per year and the leading competitors are cetirizine (Reactine®), loratadine (Claritin®), desloratadine (Aerius®) and fexofenadine (Allegra®).  It has been over fifteen years since the approval of a new antihistamine in Canada.

The Company filed bilastine with Health Canada in the second quarter of 2015.  Bilastine is approved in the European Union for the symptomatic treatment of allergic rhinoconjunctivitis and urticaria, but it is not approved by the FDA for any use in the United States.

The clinical efficacy of bilastine in allergic rhinitis (“AR”) and urticaria has been assessed in 10 clinical studies in which over 4,600 patients were involved.  The studies on seasonal AR (“SAR”) were double-blind, placebo-controlled, parallel-group involving male and female patients over 12 years of age with symptomatic disease at the beginning of the study.  In the SAR studies, the daily oral administration during 14 days of bilastine 20mg proves to have comparable efficacy to the administration of cetirizine 10mg or than the administration of desloratadine 5mg.  Bilastine 20mg shows a safety and tolerability profile similar to placebo.  Possible side effects of bilastine include headache and drowsiness.

The studies in urticaria were double-blind, placebo-controlled, parallel-group involving male and female patients over 18 year of age with symptomatic disease (chronic idiopathic urticaria) at the beginning of the study.  In this urticaria studies the daily oral administration of 28 days of bilastine 20mg proves to have comparable efficacy to the administration of levocetirizine 5mg.  Likewise, bilastine 20mg shows a safety and tolerability profile comparable to placebo.

Out-Licensed Products

VIMOVO®

VIMOVO (naproxen/esomeprazole magnesium) is the brand name for a proprietary fixed-dose combination of enteric-coated naproxen, a pain-relieving NSAID and immediate-release esomeprazole magnesium, a PPI, in a single delayed-release tablet and is a product in our PPI-NSAID (“PN”) platform.  We developed VIMOVO in collaboration with AstraZeneca AB (“AstraZeneca”).  On April 30, 2010, the FDA approved VIMOVO for the relief of the signs and symptoms of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis, and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID-associated gastric ulcers.  As of the end of December 31, 2015, VIMOVO is being sold in over 50 countries.  Prescription sales of oral anti-arthritis NSAIDs in the United States in 2015 were approximately $6.3 billion.

In June 2010, we officially transferred to AstraZeneca the IND and NDA for the product.  AstraZeneca is responsible for the commercialization of VIMOVO.  In November 2013, AstraZeneca entered into an agreement for Horizon Pharma USA, Inc. (“Horizon”) to acquire the U.S. rights for VIMOVO.  Under the terms of the agreement, we will continue to receive from Horizon a 10% royalty on net sales of VIMOVO sold in the United States, with guaranteed annual minimum royalty payments of $5 million in 2014, and $7.5 million each year thereafter, provided that the patents owned by us which cover VIMOVO are in effect and no generic forms of VIMOVO are on the market.  AstraZeneca will continue to have rights to commercialize VIMOVO outside of the United States and paid us a royalty of 6% on all sales within its territory through 2015 and will pay us a royalty of 10% commencing 2016 and thereafter.  See also the section entitled “Item 1. Business — Collaboration Agreements — Agreement with AstraZeneca/Horizon regarding VIMOVO®” in this Annual Report on Form 10-K.

Treximet®

Treximet (sumatriptan/naproxen sodium) is a migraine medicine that was developed by us in collaboration with Glaxo Group Limited, d/b/a GlaxoSmithKline (“GSK”).  The product is formulated with our patented technology of combining a triptan, sumatriptan 85mg, with an NSAID, naproxen sodium 500mg, and GSK’s RT Technology™ in a single tablet designed for the acute treatment of migraine.  On April 15, 2008, the FDA approved Treximet for the acute treatment of migraine attacks, with or without aura, in adults.  Treximet is available in the United States.  The market for migraine medications in the United States is valued at approximately $2.2 billion in 2015.

In May 2008, we transferred the IND and NDA for the product to GSK, which subsequently sold its rights in Treximet, including the related trademark, to Pernix Therapeutics Holdings, Inc. (“Pernix”) in August 2014.  As part of GSK’s divestiture to Pernix, restrictions on our right to develop and commercialize certain additional dosage forms of sumatriptan/naproxen combinations outside of the United States had been eliminated, allowing us to seek approval for these combinations on the basis of the approved NDA.  GSK was previously, and Pernix is currently, responsible for the commercialization of Treximet in the United States, while we received royalties based on net sales.  In November 2011, we sold to a financial investor, CPPIB Credit Investments Inc. (“CII”), for an upfront lump-sum, our rights to future royalty and milestone payments relating to Treximet sales in the United States and certain other products containing sumatriptan/naproxen sodium developed and sold by Pernix in the United States.  By virtue of the agreement, we will also be entitled to receive a 20% interest in royalties, if any, paid on net sales of Treximet and such other products in the United States to CII relating to the period commencing in the second quarter of 2018.  See also the section entitled “Item 1. Business — Collaboration Agreements — Agreements with GSK, Pernix and CII regarding MT 400 (including Treximet®)” in this Annual Report on Form 10-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and within the meaning of applicable securities laws in Canada.  Forward-looking statements include, but are not limited to, statements about the expected benefits of the Tribute Transaction, including growth potential, our strategies, plans, objectives, financial forecasts, goals, prospects, prospective products or product approvals, future performance or results of current and anticipated products, exposure to foreign currency exchange rate fluctuations, interest rate changes and other statements that are not historical facts, and such statements are typically identified by use of terms such as “may,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “continue” or the negative or similar words, variations of these words or other comparable words or phrases, although some forward-looking statements are expressed differently.  You should be aware that the forward-looking statements included herein represent management’s current judgment and expectations, but our actual results, events and performance could differ materially from those in the forward-looking statements.  Investors should note that many factors, as more fully described in the documents we file with the Securities and Exchange Commission (“SEC”) and securities regulatory authorities in Canada, including under the heading “Risk Factors” in our Form 10-K and those described from time to time in our future reports filed with the SEC and securities regulatory authorities in Canada, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this prospectus. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to:

·                  our ability to achieve significant upside potential for shareholders by obtaining approval of product candidates, including YOSPRALA, and by accelerating the growth of our products;

·                  our ability to acquire new products or companies on terms acceptable to us;

·                  our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States, Canada and other markets;

·                  the impact of competition from other market participants;

·                  the development and commercialization of new products, including YOSPRALA (upon approval), Fibricor, our Canadian product portfolio and others;

·                  the effects of governmental regulation on our business or potential business combination transactions;

·                  changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in us being treated as a domestic corporation for United States federal tax purposes;

·                  the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow or (iii) access to the capital or credit markets; and

·                  our ability to comply with all covenants under existing credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions.

Other unknown or unpredictable factors could also have material adverse effects on our future results, performance or achievements. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We do not assume any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.

RISK FACTORS

Investing in Aralez Shares involves a high degree of risk. Certain factors may have a material adverse effect on our business, financial condition and results of operations, and you should carefully consider them.  Accordingly, in evaluating our business, we encourage you to consider the following discussion of risk factors in its entirety, in addition to other information contained in this prospectus, as well as our other public filings with the SEC.  The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face.  If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business and financial condition could be materially and adversely affected.

Risks Related to Our Business

Our ability to generate revenues from our products is subject to attaining significant market acceptance among physicians, patients, third-party payors and the medical community.

Our current products, and other products or product candidates that we may develop, acquire or in-license, may not attain market acceptance among physicians, patients, third-party payors or the medical community.  Even if a product displays a favorable efficacy and safety profile in clinical trials, market acceptance of a product will not be known until after it is launched and a product may not generate the revenues that we anticipate.  The degree of market acceptance will depend upon a number of factors, including:

·                  the acceptance by primary care doctors and other medical specialists of our products, including VIMOVO, Fibricor, our Canadian product portfolio and YOSPRALA, if and when approved, as an alternative to other therapies;

·                  the receipt and timing of regulatory approvals;

·                  the timing of market introduction of our products as well as competitive drugs;

·                  the availability of coverage and adequate reimbursement and pricing from government and other third-party payors;

·                  the price of our products, both in absolute terms and relative to alternative therapies;

·                  the indications for which the product is approved;

·                  the rate of adoption by healthcare providers;

·                  the rate of product acceptance by target patient populations;

·                  the availability of alternative therapies;

·                  the extent and effectiveness of marketing efforts by our collaborators, third-party distributors and agents;

·                  the strength of sales, marketing and distribution support;

·                  the existence of adverse publicity regarding our products or similar products and the pricing of pharmaceutical products generally;

·                  the efficacy of our products compared to alternative therapies; and

·                  the extent and severity of side effects as compared to alternative therapies.

If we make strategic acquisitions, we will incur a variety of costs and may fail to realize all of the anticipated benefits of the transactions or those benefits may take longer to realize than expected.  We may be unable to identify, acquire, close or integrate acquisition targets successfully.

A significant part of our business strategy includes acquiring and integrating complementary businesses, products, technologies or other assets, and forming strategic alliances and other business combinations, to help drive future growth.  We may also in-license new products or compounds.  Acquisitions or similar arrangements may be complex, time-consuming and expensive, and the process of negotiating the acquisition and integrating an acquired product, drug candidate, technology, business or company might result in operating difficulties and expenditures and might require significant management attention that would otherwise be available for ongoing development of our business, whether or not any such transaction is ever consummated.  Moreover, we may never realize the anticipated benefits of any acquisition or forecasted sales may not materialize.  For example, in 2015, we acquired the rights to manufacture, market, promote, distribute and sell Fibricor and its related authorized generic in the United States from Sun Pharmaceuticals Industries Ltd.  We may not realize the anticipated benefits of, and could be subject to additional liabilities relating to, such acquisition, which could have a material adverse effect on our financial condition.

In addition, there are a number of risks and uncertainties relating to our closing transactions.  If such transactions are not completed for any reason, we will be subject to several risks, including the following:  (i) the market price of the Aralez Shares may reflect a market assumption that such transactions will occur, and a failure to complete such transactions could result in a negative perception by the market of us generally and a decline in the market price of the Aralez Shares; and (ii) many costs relating to the such transactions may be payable by us whether or not such transactions are completed.

If an acquisition is consummated, the integration of the acquired business, product or other assets into the Company may also be complex and time-consuming and, if such businesses, products and assets are not successfully integrated, we may not achieve the anticipated benefits, cost-savings or growth opportunities.  Potential difficulties that may be encountered in the integration process include the following:  integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly-acquired products; coordinating geographically dispersed organizations; distracting management and employees from operations; retaining existing customers and attracting new customers; maintaining the business relationships the acquired company has established, including with healthcare providers, third-party payors and distributors; and managing inefficiencies associated with integrating the operations of the Company.

Furthermore, we have incurred, and may incur in the future, restructuring and integration costs and a number of non-recurring transaction costs associated with these acquisitions, combining the operations of the Company and the acquired company and achieving desired synergies.  These fees and costs may be substantial.  Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial, regulatory, manufacturing and accounting advisors, filing fees and printing costs.  Additional unanticipated costs may be incurred in the integration of the businesses of the Company and the acquired company.  There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the acquired business, will offset the incremental transaction-related costs over time.  Therefore, any net benefit may not be achieved in the near term, the long term or at all.

Finally, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated or to achieve anticipated benefits and success, expose us to increased competition or challenges with respect to our products or geographic markets, and expose us to additional liabilities associated with an acquired business, product, technology or other asset or arrangement.  Any one of these challenges or risks could impair our ability to realize any benefit from our acquisition or arrangement after we have expended resources on them.

The recently consummated Tribute Transaction represents a significant acquisition for the Company and may expose us to a number of the risks identified above.  We may face difficulties in connection with the integration of the Tribute business into the Company, which integration activities may be complex, time-consuming and disruptive to the operation of our business generally.  In addition, the costs incurred in connection with such integration activities may be more substantial than we have anticipated and, as a result, may significantly reduce or even outweigh any benefits and efficiencies realized during our integration efforts.  Finally, we may not be successful in implementing all of our plans with respect to the Tribute business and, as a result, we may not be able to achieve all of the anticipated benefits of the Tribute Transaction.  Any of these factors could have a material adverse effect on our business, financial condition or results of operations or could decrease or delay the expected accretive effect of the Tribute Transaction or cause the market value of the Aralez Shares to decline.

Failure to successfully acquire, license or develop and market additional product candidates or approved products would impair our ability to grow.

As part of our growth strategy, we intend to acquire, license or develop and market additional products and product candidates.  We are pursuing various therapeutic opportunities through our pipeline.  The product candidates to which we allocate our resources may not end up being successful.  In addition, because our internal research capabilities are limited, we may depend upon pharmaceutical, biotechnology and other researchers to sell or license products or technology to us.  The success of this strategy depends partly upon our ability to identify, select, license and/or acquire promising pharmaceutical or other healthcare product candidates and products for Canada, the United States and elsewhere.  Failure of this strategy would impair our ability to grow.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex.  Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products.  We may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts.  We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

·                  exposure to unknown liabilities;

·                  disruption of our business and diversion of management’s time and attention to develop acquired products or technologies;

·                  incurrence of substantial debt, dilutive issuances of securities or depletion of cash to pay for acquisitions;

·                  higher than expected acquisition and integration costs;

·                  difficulty in combining the operations and personnel of any acquired businesses with our operations and personnel;

·                  increased amortization expenses;

·                  impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

·                  inability to motivate key employees of any acquired businesses.

Further, any unapproved product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by applicable regulatory authorities.  All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by applicable regulatory authorities.

We currently depend and will in the future depend on third parties to manufacture our products and product candidates.  If these manufacturers fail to meet our requirements or any regulatory requirements, the product development and commercialization of our products and candidates will be delayed.

We do not have, and have no plans to develop, the internal capability to manufacture our products or product candidates.  We rely upon third-party manufacturers and our partners to supply us with the commercial and developmental supplies of our products and product candidates.  For example, we have a supply agreement with Patheon, pursuant to which Patheon manufactures our requirements for the sale of YOSPRALA in the United States once approved.  The manufacturing facilities of our contract manufacturers must be inspected and found to be in full compliance with cGMP, quality system management requirements or similar standards before marketing approval, and we may not be able to ensure that such third parties comply with these obligations.  The failure of our contract manufacturers to comply with cGMP regulations, quality system management requirements or similar regulations could result in enforcement action by the FDA or its foreign counterparts, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory approval for approved or in-market products, refusal of the government to renew marketing applications, licenses or approve pending applications or supplements, suspension of ongoing clinical trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution.  These enforcement actions could lead to a delay or suspension in production.  Furthermore, the failure of our ingredient or material suppliers to comply with regulatory requirements can impact our ability to obtain approval of our products or our ability to supply the market with our products after approval.  For example, in connection with the approval process for YOSPRALA, our initial primary aspirin API supplier had informed us that it received warning letters from the FDA relating to Form 483 inspection deficiencies.  While the manufacturer is working to remediate these deficiencies, we have focused our efforts toward using our previously designated secondary aspirin API supplier as our primary supplier in connection with our re-submission of the YOSPRALA NDA.

There is no guarantee that manufacturers and API or other material suppliers that enter into commercial supply contracts with us will be financially viable entities going forward, or will not otherwise breach or terminate their agreements with us.  If we do not have the necessary commercial supply contracts, or if Patheon is or our YOSPRALA API suppliers are, or any of our future contract manufacturers or API suppliers are, unable to satisfy our requirements or meet any regulatory requirements, and we are or will be required to find alternative sources of supply, there may be additional costs and delays in product development and commercialization of our product candidates or we may be required to comply with additional regulatory requirements.

In the event that suppliers of a product, ingredient or any materials we need to manufacture or package our products or licensed products are not available or not for sale at the time we need such ingredient or material in order to meet our required delivery schedule or on commercially reasonable terms, then we could be at risk of a product shortage or stock-out.  We rely on our suppliers in many cases to ensure the adequate supply of ingredients, APIs and packaging material and for the timely delivery of orders placed by us.  Should we experience a shortage in supply of a product, licensed product, or API, any material sales of such product or licensed product could be harmed or reduced and our ability to generate revenues from such product or licensed product may be impaired.

We depend heavily on the success of our unapproved product candidates, which may never be approved for commercial use.  Failure to successfully commercialize our products or develop, gain approval of or commercialize our product candidates would adversely impact our financial condition and prospects.

We anticipate that for the foreseeable future our ability to achieve profitability will be dependent on the successful commercialization of our products upon regulatory approval in territories where our products are not approved, such as YOSPRALA in the United States.  Before we can market and sell our products in a particular jurisdiction, we need to obtain necessary regulatory approvals (from the FDA in the United States, Health Canada in Canada and from similar foreign regulatory agencies in other jurisdictions), and in some jurisdictions, reimbursement authorization.  There are no guarantees that we or our commercialization partners will obtain approval in those countries where we wish to commercialize our products.  Even if we or our commercialization partners obtain additional regulatory approvals, we may never generate significant revenues from any commercial sales of our products.  These approvals may not be granted on a timely basis, if at all.  Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, including limitations on the indications for which we can market a product, or require onerous risk management programs.  Further, our current or future collaboration agreements may terminate, or require us to make certain payments to our collaborators, or our collaborators may have the right to terminate their agreements with us or reduce or eliminate their payments to us under these agreements, based on our inability to obtain, or delays in obtaining, regulatory approval for our product candidates.  If we fail to successfully commercialize our current and future products, we may be unable to generate sufficient revenues to sustain and grow our business, and our business, financial condition and results of operations will be adversely affected.

In addition, if our development projects are not successful or are significantly delayed, we may not recover our substantial investments in the product candidates and our failure to bring these product candidates to market on a timely basis, or at all, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.  For example, the approval process for YOSPRALA has been delayed due to Form 483 inspection deficiencies noted by the FDA to our previously designated primary aspirin API supplier.  While the manufacturer is working to remediate these deficiencies, we have focused our efforts toward using our previously designated secondary aspirin API supplier as our primary supplier in connection with our YOSPRALA NDA.  We will include both aspirin API suppliers in the NDA package for YOSPRALA.

We continue to evaluate the commercial opportunities for our current products and product candidates in connection with our development of a worldwide commercialization strategy.  If we are unable to develop sales and marketing capabilities on our own, or through partnerships, we will not be able to fully exploit the commercial potential of our future products and the costs of pursuing such a strategy may have a material adverse impact on our results of operations.

We continue to evaluate the commercial opportunities for our products and product candidates in connection with our development of a worldwide commercialization strategy.  In June 2015, our Board appointed Adrian Adams as our new Chief Executive Officer and Andrew I. Koven as our new President and Chief Business Officer, each of whom has experience creating, leading and expanding pharmaceutical companies with marketing and sales capabilities.  We have retained ownership of our PA product candidates through the clinical development and pre-commercialization stage and have developed the commercialization strategy for these products and conducted all the required pre-commercialization activities in the United States.  We plan to make significant expenditures to secure commercial resources to sell YOSPRALA once approved and the products we acquired from Tribute and to expand or enhance our marketing capabilities to support our anticipated growth.  Any failure or extended delay in the expansion or enhancement of our sales and marketing capabilities or inability to effectively operate in the marketplace alone or together with our partners could adversely impact our business.  There can be no assurance that our sales and marketing efforts will generate significant revenues and costs of pursuing such a strategy may have a material adverse impact on our results of operations.  Events or factors that may inhibit or hinder our commercialization efforts include:

·                  building and developing our own commercial team or playing a role in the commercialization with a partner will be expensive and time-consuming and will result in high cash burn or reduced profitability;

·                  failure to acquire sufficient or suitable personnel to establish, oversee, or implement our commercialization strategy;

·                  failure to recruit, train, oversee and retain adequate numbers of effective sales and marketing personnel;

·                  failure to develop a commercial strategy ourselves or together with partners that can effectively reach and persuade adequate numbers of physicians to prescribe our products;

·                  our or our partners’ inability to secure reimbursement at a reasonable price;

·                  unforeseen costs and expenses associated with creating or acquiring and sustaining an independent commercial organization;

·                  incurrence of costs in advance of anticipated revenues and subsequent failure to generate sufficient revenue to offset additional costs; and

·                  ability to fund our commercialization efforts alone or together with our partners on terms acceptable to us, if at all.

If we are unable to effectively train and equip our sales force, our ability to successfully commercialize our products will be harmed.

We are required to expend significant time and resources to train our sales force to be credible, compliant and persuasive in educating physicians to prescribe and pharmacists to dispense our products.  In addition, we must train our sales force to ensure that a consistent and appropriate message about our products is being delivered to our potential customers.  Our sales representatives may also experience challenges promoting multiple products when they call on physicians and their office staff.  This is particularly true with respect to our products that have competing products prescribed to similar patients.  If we are unable to effectively train our sales force and equip them with effective materials, including medical and sales literature to help them inform and educate potential customers about the benefits of our products and their proper administration and approved indications, our efforts to successfully commercialize our products could be put in jeopardy, which could have a material adverse effect on our financial condition, share price and operations.

Our reliance on collaborations with third parties to develop, manufacture and commercialize our development products is subject to inherent risks and may result in delays in product development and lost or reduced revenues, restricting our ability to commercialize our products and adversely affecting our profitability.

With respect to the products we have out-licensed or developed internally, we depend upon collaborations with third parties to develop and manufacture these product candidates and, in some cases, we depend substantially upon third parties to commercialize these products.  As a result, our ability to develop, obtain regulatory approval of, manufacture and commercialize our existing and possibly future product candidates depends upon our ability to maintain existing, and enter into and maintain new, contractual and collaborative arrangements with others.  We also engage, and may in the future to continue to engage, contract manufacturers and clinical trial investigators.

In addition, the identification of new compounds or product candidates for development has led us in the past, and may continue to require us, to enter into license or other collaborative agreements with others, including pharmaceutical companies and research institutions.  Such collaborative agreements for the acquisition of new compounds or product candidates would typically require us to pay license fees, make milestone payments and/or pay royalties.  For products we out-license, these agreements may result in our revenues being lower than if we developed our product candidates ourselves and in our loss of control over the development of our product candidates.

Contractors or collaborators may have the right to terminate their agreements with us after a specified notice period for any reason or upon a default by us.  For example, AstraZeneca, Horizon and Pernix have the right to terminate their respective agreements with us upon a 90-day notice for any reason.  Contractors or collaborators may have the right to reduce their payments to us under their agreements.  For example, Pernix, AstraZeneca and Horizon have the right to reduce the royalties on net sales of products payable to us under their respective agreements if generic competitors enter the market and attain a pre-determined share of the market for products marketed under the agreements, or if they must pay a royalty to one or more third parties for rights they license from those third parties to commercialize products marketed under the agreements.  Further, our current or future collaboration agreements may terminate, or our collaborators may have the right to terminate their agreements with us or reduce or eliminate their payments to us under these agreements, based on our inability to obtain, or delays in obtaining, regulatory approval for our product candidates or our contract manufacturers’ inability to manufacture our products or to supply the sufficient quantities of our products to meet market demand.  If our current or future collaborators exercise termination rights they may have, or if the agreements terminate because of delays in obtaining regulatory approvals, or for other reasons, and we are not able to establish replacement or additional research and development collaborations or licensing arrangements, we may not be able to develop and/or commercialize our product candidates.  Moreover, any future collaborations or license arrangements we may enter into may not be on terms favorable to us.

Collaborators may decide not to continue marketing our products in certain countries of the territory, as was the case when AstraZeneca informed us that, after a strategic business review, it had decided to cease promotion and sampling of VIMOVO by the end of the third quarter of 2013 in certain countries, including the United States and all countries in Europe, other than Spain and Portugal, which have pre-existing contractual relationships with third parties.  In addition, collaborators may decide to assign their rights under our agreement to third parties.  For example, we had a collaboration agreement with GSK for the development and commercialization of certain triptan combinations using our MT 400 technology, including Treximet, in the United States, and GSK subsequently divested all of its rights, title and interest to develop, commercialize and sell the licensed products in the United States to Pernix.

Other risks associated with our collaborative and contractual arrangements with others include the following:

·                  we may not have day-to-day control over the activities of our contractors or collaborators;

·                  our collaborators may fail to defend or enforce patents they own on compounds or technologies that are incorporated into the products we develop with them;

·                  third parties may not fulfill their regulatory or other obligations;

·                  we may not realize the contemplated or expected benefits from collaborative or other arrangements;

·                  if any collaborator were to breach its agreement with us or otherwise fail to conduct collaborative activities in a timely or successful manner, the pre-clinical or clinical development or commercialization of the affected product candidate or research program would be delayed or terminated;

·                  our collaborators may be able to exercise control, under certain circumstances, over our ability to protect our patent rights under patents covered by the applicable collaboration agreement; and

·                  disagreements may arise regarding a breach of the arrangement, the interpretation of the agreement, ownership of proprietary rights, clinical results or regulatory approvals.

These factors could lead to delays in the development of our product candidates and/or the commercialization of our products or reduction in the milestone payments we receive from our collaborators, or could result in our not being able to commercialize our products.  Further, disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive.  Our ultimate success may depend upon the success and performance on the part of these third parties.  If we fail to maintain these relationships or establish new relationships as required, development of our product candidates and/or the commercialization of our products will be delayed or may never be realized.

We may not be able to compete with treatments now being developed and marketed, or which may be developed and marketed in the future by other companies.

Our products and product candidates will compete with existing and new therapies and treatments.  There are also likely to be numerous competitors that are engaged in the development of alternatives to our technologies and products, which could render our products, product candidates and technologies obsolete or non-competitive.  For example, our primary competitors will likely include large pharmaceutical companies, biotechnology companies, universities and public and private research institutions.  Some of these companies have greater research and development capabilities, experience, manufacturing, marketing, financial and managerial resources than we do.  Collaborations or mergers between large pharmaceutical or biotechnology companies with competing drugs and technologies could enhance our competitors’ financial, marketing and other resources.  Accordingly, our competitors may succeed in developing competing drugs or technologies, obtaining patent protection, obtaining regulatory approval for products, commercializing products or gaining market acceptance more rapidly than we can.  Any delays we encounter in obtaining regulatory approvals for our product candidates, such as we experienced as a result of the CRL we received from the FDA relating to the NDA for YOSPRALA 325/40 and 81/40, increase this risk.

The competition for VIMOVO, and any other PN products that may be developed and receive regulatory approval, may come from the oral NSAID market, specifically the traditional non-selective NSAIDs (such as naproxen and diclofenac), traditional NSAID/gastroprotective agent combination products or combination product packages (such as Arthrotec® and Prevacid® NapraPAC™), combinations of NSAIDs and PPIs taken as separate pills and the only remaining COX-2 inhibitor, Celebrex®.  The competition for our PA product candidates may come from aspirin itself, as well as other products used for secondary prevention.

Based upon their drug product and pipeline portfolios and the overall competitiveness of our industry, we believe that we face, and will continue to face, intense competition from other companies for securing collaborations with pharmaceutical companies, establishing relationships with academic and research institutions, and acquiring licenses to proprietary technology.  Our competitors, either alone or with collaborative parties, may also succeed with technologies or products that are more effective than any of our current or future technologies or products.  Many of our actual or potential competitors, either alone or together with collaborative parties, have substantially greater financial resources, and almost all of our competitors have larger numbers of scientific and administrative personnel than we do.  If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever receive any revenues from sales of products or may not receive sufficient revenues to achieve profitability.

For certain of our products, we depend on reimbursement from third-party payors and a failure to obtain coverage or reduction in the extent of reimbursement could reduce our product sales and revenue.

Sales of certain of our products are dependent, in part, on the availability and extent of reimbursement from government health administration authorities, private health insurers and other organizations and our continued participation in such programs.  These entities may refuse to provide coverage and reimbursement, determine to provide a lower level of coverage and reimbursement than anticipated, or reduce previously approved levels of coverage and reimbursement, including in the form of higher mandatory rebates or modified pricing terms.

In certain countries, including Canada, where we sell or are seeking or may seek to commercialize our products, pricing, coverage and level of reimbursement of prescription drugs are subject to governmental control.  We may be unable to timely or successfully negotiate coverage, pricing, and reimbursement on terms that are favorable to us, or such coverage, pricing, and reimbursement may differ in separate regions in the same country.  A significant reduction in the amount of reimbursement or pricing for our products in one or more countries may reduce our profitability and adversely affect our financial condition.  Certain countries establish pricing and reimbursement amounts by reference to the price of the same or similar products in other countries.  If coverage or the level of reimbursement is limited in one or more countries, we may be unable to obtain or maintain anticipated pricing or reimbursement in current or new territories.  In the United States, the EU member states, and elsewhere, there have been, and we expect there will continue to be, efforts to control and reduce healthcare costs.  In the United States, for example, the price of drugs has come under intense scrutiny by the U.S. Congress.  Third-party payors decide which drugs they will pay for and establish reimbursement and co-payment levels.  Government and other third-party payors are increasingly challenging the prices charged for healthcare products, examining the cost effectiveness of drugs in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement for prescription drugs.

Changes in government regulations or private third-party payors’ reimbursement policies may reduce reimbursement for our products and adversely affect our future results.  Our commercial success depends on obtaining and maintaining reimbursement at anticipated levels for our products.  It may be difficult to project the impact of evolving reimbursement mechanics or the willingness of payors to cover our products.  If we are unable to obtain or maintain coverage, or coverage is reduced in one or more countries, our pricing may be affected and our product sales, results of operations or financial condition could be harmed.

Failure to be included in formularies developed by managed care organizations, governments, hospitals and other organizations may negatively impact the utilization of our products, which could harm our market share and negatively impact our business, financial condition and results of operations.

Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs.  Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications.  Formularies can be based on the prices and therapeutic benefits of the available products.  Due to their lower costs, generic products are often favored.  The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions.  Failure to be included in such formularies or to achieve favorable formulary status may negatively impact the utilization of our products.  If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, our market share and gross margins could be harmed, as could our business, financial condition, results of operations and cash flows.

For example, in July 2014, CVS Caremark and Express Scripts, Inc. removed VIMOVO from their formularies and placed it on the exclusion list.  Horizon, who holds the U.S. commercialization rights for VIMOVO in exchange for royalty payments to us, estimated that approximately 20-30% of VIMOVO prescriptions in the United States could be impacted.  While there was a 26% drop in VIMOVO prescriptions in the United States in the first quarter of 2015, we have seen growth in the remainder of the year such that the reported VIMOVO prescriptions by IMS Health Holdings, Inc.’s National Prescription Audit for 2015 exceed the prescriptions for 2014 by 25%.  However, net sales upon which we are paid royalty only rose by 2%, indicating that managed care is having an impact on the realization of price increases through formulary control.

Generic competition of our products could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.

Upon the expiration or loss of patent protection for our products, or upon the “at-risk” launch (despite pending patent infringement litigation against the generic product) by a generic competitor of a generic version of our products, we can lose a significant portion of sales of that product in a very short period, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.

If we lose our license from any licensors, we may be unable to continue a substantial part of our business.

We have licensed certain assets, including certain intellectual property, marketing authorizations and related data, and medical commercial and technical information, used in a substantial part of our business.  Such license agreements may be terminated by the licensor if we are in breach of our obligations under, or fail to perform any terms of, the agreement and fail to cure that breach.  If a license agreement is terminated, then we may lose our rights to utilize the intellectual property and other assets covered by such agreement to manufacture, market, promote, distribute and sell the licensed products, which may prevent us from continuing a substantial part of our business and may result in a material and serious adverse effect on our financial condition, results of operations and any prospects for growth.

We will not be able to commercialize our product candidates if preclinical studies do not produce successful results or if clinical trials do not demonstrate safety and efficacy in humans.

We and our development partners, as applicable, conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our product candidates in order to obtain regulatory approval for the sale of our product candidates.  Preclinical studies and clinical trials are expensive, can take many years and have uncertain outcomes.  If clinical trials are unsuccessful, we will not be able to commercialize our product candidates and additional studies may be required.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our research and development and commercialization efforts as well as our ability to identify, acquire, close or integrate acquisition targets successfully.

We are highly dependent on the efforts of our key management, especially Adrian Adams, our Chief Executive Officer, and Andrew I. Koven, our President and Chief Business Officer.  If we should lose the services of Mr. Adams or Mr. Koven, or are unable to replace the services of our other key personnel who may leave the Company, or if we fail to recruit other key scientific and commercial personnel, we may be unable to achieve our business objectives and growth strategies.  There is intense competition for qualified scientific and commercial personnel.  We may not be able to continue to attract and retain the qualified personnel necessary for developing our business.  Furthermore, our future success may also depend in part on the continued service of our other key management personnel and our ability to recruit and retain additional personnel, as required by our business.  Many of the other biotechnology and pharmaceutical companies with whom we compete for qualified personnel have greater financial and other resources, different risk profiles and longer histories in the industry than we do.  They also may provide more diverse opportunities and better chances for career advancement.  Some of these characteristics may be more appealing to high quality candidates than that which we have to offer.  If we are unable to continue to attract and retain high quality personnel, the rate and success at which we can develop and commercialize products and product candidates will be limited.

Our business, financial condition and results of operations are subject to risks arising from the international scope of our operations.

Our international operations and any future international operations may expose us to risks that could negatively impact our future results.  Our operations may not develop in the same way or at the same rate as might be expected in a country with an economy similar to the United States or Canada.  The additional risks that we may be exposed to in these cases include, but are not limited to:

·                  tariffs and trade barriers;

·                  currency fluctuations, which could decrease the Company’s revenues or increase its costs;

·                  regulations related to customs and import/export matters;

·                  tax issues, such as tax law changes and variations in tax laws;

·                  limited access to qualified staff;

·                  inadequate infrastructure;

·                  cultural and language differences;

·                  inadequate banking systems;

·                  different and/or more stringent environmental laws and regulations;

·                  restrictions on the repatriation of profits or payment of dividends;

·                  crime, strikes, riots, civil disturbances, terrorist attacks or wars;

·                  nationalization or expropriation of property;

·                  law enforcement authorities and courts that are weak or inexperienced in commercial matters; and

·                  deterioration of political relations among countries.

Any of these factors, or any other international factors, could have a material adverse impact on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.  Similarly, adverse economic conditions impacting our customers in these countries or uncertainty about global economic conditions could cause purchases of our products to decline, which would adversely affect our revenues and operating results.  Any failure to attain our projected revenues and operating results as a result of adverse economic or market conditions could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.

Due to the large portion of our business conducted in currency other than U.S. dollars, we have significant foreign currency risk.

Our consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles, and we report, and will continue to report, our results in U.S. dollars.  Some of our operations are conducted by subsidiaries in Canada and other countries outside of the United States.  The results of operations and the financial position of these subsidiaries are recorded in the relevant foreign currencies and then translated into U.S. dollars.  Any change in the value of the Canadian dollar or of the currencies in the other markets in which we operate against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of U.S. dollar denominated revenues and costs.  The exchange rates between many of the currencies in the other markets in which we operate against the U.S. dollar have fluctuated significantly in recent years and may fluctuate significantly in the future.  Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses and may not be comparable from period to period.

We face market risks attributable to fluctuations in foreign currency exchange rates and foreign currency exposure on the translation into U.S. dollars of the financial results of our operations in Canada and Europe, including, for example, as a result of the recent strengthening of the U.S. dollar against other foreign currencies, including the Canadian dollar and the Euro.  Exchange rate fluctuations could have an adverse effect on our results of operations.  Both favorable and unfavorable foreign currency impacts to our foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our foreign currency-denominated revenue.  In addition, the repurchase of principal under our U.S. dollar denominated debt may result in foreign exchange gains or losses for Canadian income tax purposes.  One-half of any foreign exchange gains or losses will be included in our Canadian taxable income.

Risks related to Legislation and Regulations

As we pursue commercialization of YOSPRALA (upon approval), Fibricor, our Canadian product portfolio and other opportunities for our future products ourselves, failure to comply with the laws governing the marketing and sale of such products may result in regulatory agencies taking action against us and/or our partners, which could significantly harm our business.

As we pursue commercialization of YOSPRALA (upon approval), Fibricor, our Canadian product portfolio and other future products, we will be subject to extensive regulation by the FDA, Health Canada and the governmental authorities in other countries.  In particular, there are many federal, state, provincial and local laws that we will need to comply with if we become engaged in the marketing, promoting, distribution and sale of pharmaceutical products.  If we fail to comply with U.S. and Canadian regulatory requirements and those in other countries where our products are sold, we could lose our marketing approvals or be subject to civil and/or criminal penalties, injunctions, fines or other sanctions.  In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to withdrawal of a product from the market.  The imposition of one or more of these penalties could adversely affect our revenues and our ability to conduct our business as planned.  As a condition to granting marketing approval of a product, the FDA and Health Canada may require a company to conduct additional clinical trials, the results of which could result in the subsequent loss of marketing approval, changes in product labeling or new or increased concerns about side effects or efficacy of a product.  Compliance with the extensive laws and regulations to which we are subject is complicated, time-consuming and expensive.  We cannot assure you that we will be in compliance with all potentially applicable laws and regulations.  Even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated.

We are subject to various laws and regulations, including “fraud and abuse” laws, anti-bribery laws and privacy and security regulations, and a failure to comply with such laws and regulations or prevail in any litigation related to noncompliance could have a material adverse impact on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.

Pharmaceutical and biotechnology companies have faced lawsuits and investigations pertaining to violations of healthcare “fraud and abuse” laws, such as the federal False Claims Act, the federal Anti-Kickback Statute, the United States

Foreign Corrupt Practices Act (the “FCPA”) and other federal, state and provincial laws and regulations.  We also face increasingly strict data privacy and security laws in the United States, Canada and other countries, the violation of which could result in fines and other sanctions.  The United States Department of Health and Human Services Office of Inspector General recommends, and increasingly states, that pharmaceutical companies have comprehensive compliance programs and disclose certain payments made to healthcare providers or funds spent on marketing and promotion of drug products.  While we have developed a corporate compliance program, we cannot assure you that we or our employees or agents are or will be in compliance with all applicable federal, state, provincial or foreign regulations and laws.  If we are in violation of any of these requirements or any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines, exclusion from federal healthcare programs or other sanctions.

The FCPA, the Canadian Corruption of Foreign Public Officials Act (the “CFPOA”) and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business.  Although we require our employees to consult with our legal department prior to making any payment or gift thought to be exempt under applicable law, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under the FCPA and/or the CFPOA for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire.  We may operate in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different from the United States and Canada.  We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or agents.  Violations of these laws, or allegations of such violations, could disrupt our business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.

We are also subject to various privacy and security regulations, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (as amended, “HIPAA”).  HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions (e.g., healthcare claims information and plan eligibility, referral certification and authorization, claims status, plan enrollment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information.  In addition, many states have enacted comparable laws addressing the privacy and security of health information, some of which are more stringent than HIPAA.  Failure to comply with these laws can result in the imposition of significant civil and criminal penalties.

Numerous other countries have, or are developing, laws governing the collection, use and transmission of personal information as well.  The EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations.  For example, the European Commission adopted the EU Data Protection Directive, as implemented into national laws by the EU member states, which imposed strict obligations and restrictions on the ability to collect, analyze, and transfer personal data, including health data from clinical trials and adverse event reporting.  Data protection authorities from different EU member states have interpreted the privacy laws differently, which adds to the complexity of processing personal data in the European Union, and guidance on implementation and compliance practices are often updated or otherwise revised.  Any failure to comply with the rules arising from the EU Data Protection Directive and related national laws of EU member states could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.  In December 2015, a proposal for an EU Data Protection Regulation, intended to replace the current EU Data Protection Directive, was agreed between the European Parliament, the Council of the European Union and the European Commission.  The EU Data Protection Regulation, which will be officially adopted in early 2016, will introduce new data protection requirements in the European Union and substantial fines for breaches of the data protection rules.  The EU Data Protection Regulation, which will be applicable two years after the date of its publication in the Official Journal for the European Union, will increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new EU data protection rules.

The costs of compliance with these laws and the potential liability associated with the failure to comply with these laws could adversely affect our financial condition, results of operations and cash flows.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably and could adversely affect our business.

In the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our products profitably.  The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Health Care Reform Act”) may affect the operational results of companies in the pharmaceutical industry, including the Company and other healthcare-related industries, by imposing on them additional costs.  Effective January 1, 2010, the Health Care Reform Act increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes to affect the Medicare Part D coverage gap, or “donut hole.”  The law also revised the definition of “average manufacturer price” for reporting purposes, which has the potential to affect the amount of our Medicaid drug rebates to states.  Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products.

The Health Care Reform Act also added substantial new provisions affecting compliance, some of which required the entire industry to modify business practices with healthcare practitioners.  Pharmaceutical manufacturers are required in 2013 to comply with the federal Physician Payments Sunshine Act, which was passed as part of the Health Care Reform Act and requires pharmaceutical companies to monitor and report payments, gifts, the provision of samples and other remuneration made to physicians and other healthcare professionals and healthcare organizations.

We are unable to predict the future course of federal or state healthcare legislation.  A variety of federal and state agencies are in the process of implementing the Health Care Reform Act, including through the issuance of rules, regulations or guidance that materially affect our business.  The risk of our being found in violation of these rules and regulations is increased by the fact that many of them have not been fully interpreted by applicable regulatory authorities or the courts, and their provisions are open to a variety of interpretations.  The Health Care Reform Act and further changes to healthcare laws or regulatory framework that reduce our revenues or increase our compliance or other costs could also have a material adverse effect on our business, financial condition and results of operations and cash flows, and could cause the market value of the Aralez Shares to decline.

In Canada, patented drug products are subjected to regulation by the PMPRB pursuant to the Patent Act (Canada) and the Patented Medicines Regulations.  The PMPRB does not approve prices for drug products in advance of their introduction to the market.  The PMPRB provides guidelines from which companies like us set their prices at the time they launch their products.  All patented pharmaceutical products introduced in Canada are subject to the post-approval, post launch scrutiny of the PMPRB.  Since the PMPRB does not pre-approve prices for a patented drug product in Canada, there may be risk involved in the determination of an allowable price selected for a patented drug product at the time of introduction to the market by the company launching such products in Canada.  If the PMPRB does not agree with the pricing assumptions chosen by such company introducing a new drug product, the price chosen could be challenged by the PMPRB pursuant to the PMPRB initiating an investigation and, if it is determined, usually pursuant to an oral tribunal hearing, that the price charged is excessive, the price of the product may be reduced and a fine may be levied against the company for any amount deemed to be in excess of the allowable price determined.  Drug products that have no valid patents are not subject to the PMPRB’s jurisdiction.

Our status as a foreign corporation for U.S. federal tax purposes could be affected by IRS action or a change in U.S. tax law.

Although the Company is incorporated in Canada, the Internal Revenue Service (the “IRS”) may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”).  A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes.  As a result of the Company being an entity incorporated in the Province of British Columbia, it would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules.  Section 7874 of the Code provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Under Section 7874 of the Code, the Company may be treated as a U.S. corporation for U.S. federal income tax purposes if former Pozen shareholders hold 80% or more of the vote or value of the Company’s shares by reason of holding stock in Pozen immediately after the Tribute Transaction and the Company’s expanded affiliated group after the Tribute Transaction does not have substantial business activities in Canada relative to its worldwide activities.  As a result of the fact that the former shareholders of Pozen owned (within the meaning of Section 7874 of the Code) less than 80% (by both vote and value) of the combined entity’s stock immediately after the Tribute Transaction, we believe we qualify as a foreign corporation for U.S. federal income tax purposes following the Tribute Transaction.  However, there can be no assurance that there will not exist in the future a subsequent change in the facts or in law, which might cause us to be treated as a domestic corporation for U.S. federal income tax purposes, including with retroactive effect.

Further, there can be no assurance that the IRS will agree with the position that the ownership test was satisfied.  There is limited guidance regarding the application of Section 7874 of the Code, including with respect to the provisions regarding the application of the ownership test.  If we were unable to be treated as a foreign corporation for U.S. federal income tax purposes, the benefits associated with enhanced global cash management, including increased liquidity resulting from access to cash generated by our non-U.S. subsidiaries, would be jeopardized.

Our tax position may be adversely affected by changes in tax law relating to multinational corporations, or increased scrutiny by tax authorities.

Under current law, we expect to be treated as a foreign corporation for U.S. federal tax purposes.  However, changes to the rules in Section 7874 of the Code or the Treasury regulations promulgated thereunder could adversely affect our status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application.  In addition, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on us.

Moreover, the United States Congress, the Organization for Economic Co-operation and Development and other government agencies in Canada and other jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations.  One example is in the area of “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates.  As a result, the tax laws in the United States, Canada and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect us.

Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to income taxes in Canada, the United States, and certain foreign jurisdictions.  Our effective income tax rate in the future could be adversely affected by a number of factors including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.  We regularly assess all of these matters to determine the adequacy of our tax provision which is subject to discretion.  If our assessments are incorrect, it could have an adverse effect on our business and financial condition.

There can be no assurance that income tax laws and administrative policies with respect to the income tax consequences generally applicable to us, to our subsidiaries, or to a U.S. or Canadian holder of Aralez Shares will not be changed in a manner which adversely affects holders of the Aralez Shares.

If we fail to comply with our reporting and payment obligations under the Medicaid Drug Rebate Program, Medicare, PMPRB obligations, governmental funded drug formularies or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and/or fines which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Pricing and rebate calculations vary among products and programs.  The calculations are complex and are often subject to interpretation by us, governmental or regulatory agencies and the courts.  We cannot assure you that our submissions will not be found by Centers for Medicare and Medicaid Services (“CMS”) to be incomplete or incorrect.  Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid.  The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current average manufacturer price and best price for the quarter.  If we become aware that our reporting for a prior quarter was incorrect, or has changed as a result of recalculation of the pricing data, we are obligated to resubmit the corrected data for a period not to exceed twelve quarters from the quarter in which the data originally were due, and CMS may request or require restatements for earlier periods as well.  Such restatements and recalculations increase our costs for complying with the laws and regulations governing the Medicaid Drug Rebate Program.  Any corrections to our rebate calculations could result in an overage or underage in our rebate liability for past quarters, depending on the nature of the correction.  Price recalculations also may affect the ceiling price at which we are required to offer our products to certain covered entities, such as safety-net providers, under the 340B drug discount program.

We are liable for errors associated with our submission of pricing data.  In addition to retroactive rebates and the potential for 340B program refunds, if we are found to have knowingly submitted false average manufacturer price, average sales price (“ASP”), or best price information to the government or made a misrepresentation in the reporting of our ASP, we may be liable for civil monetary penalties.  Our failure to submit monthly/quarterly average manufacturer price, ASP, and best price data on a timely basis could result in a civil monetary penalty.  Such failure also could be grounds for CMS to terminate our Medicaid drug rebate agreement, pursuant to which we participate in the Medicaid program.  In the event that CMS terminates our rebate agreement, federal payments may not be available under Medicaid or Medicare Part B for our covered outpatient drugs.

Federal law requires that a company must participate in the Department of Veterans Affairs Federal Supply Schedule (“FSS”) pricing program, established by Section 603 of the Veterans Health Care Act of 1992, to be eligible to have its products paid for with federal funds.  If we overcharge the government in connection with our FSS contract, whether due to a misstated federal ceiling price or otherwise, we are required to refund the difference to the government.  Failure to make necessary disclosures and/or to identify contract overcharges can result in allegations against us under the False Claims Act and other laws and regulations.  Unexpected refunds to the government, and responding to a government investigation or enforcement action, would be expensive and time-consuming, and could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Our business involves the use of hazardous materials, and we and our third-party manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our third-party manufacturers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our approved products and product candidates and other hazardous compounds.  We and our manufacturers are subject to federal, state, provincial and local as well as foreign laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials.  Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials.  In the event of an accident, federal, state, provincial or foreign authorities may curtail the use of these materials and interrupt our business operations.  We do not currently maintain hazardous materials insurance coverage.  If we are subject to any liability as a result of our third-party manufacturers’ activities involving hazardous materials, our business and financial condition may be adversely affected.

Risks Related to Our Financial Position and Capital Requirements

We have incurred losses since inception and we may continue to incur losses for the foreseeable future.

We have a limited operating history and even less history operating as a combined organization following the Tribute Transaction.  As of December 31, 2015, Pozen had net losses of approximately $37.8 million and, on a pro forma basis combined with Tribute, $44.6 million.  Our ability to receive product revenue from the sale of products is dependent on a number of factors, principally the development, regulatory approval and successful commercialization of our products and product candidates.  We expect that the amount of our operating losses will fluctuate significantly from quarter to quarter principally as a result of increases and decreases in our development efforts, the timing and amount of payments that we may receive from others and the timing of our commercial expenses, including increased expenses in connection with the anticipated approval and launch of YOSPRALA.  If our licensed or marketed products do not perform well in the marketplace, our revenue will be impacted and our business could be materially harmed.

We have limited product revenues and other sources of revenues.  Even if we achieve profitability in the future, we cannot be certain that we will sustain profitability, which would depress the market price of the Aralez Shares and could cause our investors to lose all or a part of their investment.

Our ability to become profitable depends upon our ability to generate revenues from sales of our products.  Product revenue for products which we license out is dependent upon the commercialization efforts of our partners.  One of our primary sources of revenue is the royalty payments that we may receive in connection with the commercialization of VIMOVO by AstraZeneca, outside of the United States (excluding Japan), and Horizon in the United States.  In the event that AstraZeneca, Horizon or any other third-party with future commercialization rights to any of our products or product candidates fails to adequately commercialize those products or product candidates because it lacks adequate financial or other resources, decides to focus on other initiatives or otherwise, our ability to successfully commercialize our products or product candidates in the applicable jurisdictions would be limited, which would adversely affect our business, financial condition, results of operations and prospects.  In addition, our ability to generate future revenues depends heavily on our success in:

·                  commercialization of our existing products and any other product candidates for which we obtain approval or that we acquire;

·                  obtaining FDA, and potentially Health Canada and EU, approval for YOSPRALA;

·                  securing Canadian approval and potentially additional foreign regulatory approvals for Treximet; and

·                  developing, acquiring or in-licensing and commercializing a portfolio of other product candidates in addition to our current products.

Even if we do generate additional product sales, we may not be able to sustain profitability on a quarterly or annual basis.  Our failure to become and remain profitable would depress the market price of the Aralez Shares and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

We may need additional funding and may not have access to capital.  If we are unable to raise capital when needed, we may need to delay, reduce or eliminate our product development or commercialization efforts.

In the future, we may need to raise additional funds to execute our evolving business strategy.  We have incurred losses from operations since inception and we may continue to incur additional operating losses.  Our actual capital requirements will depend upon numerous factors, including:

·                  completing the regulatory approval process, and any further required clinical development related thereto, for YOSPRALA and other product candidates;

·                  our ability to commercialize or arrange for the commercialization of our products;

·                  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

·                  the effect of competing technological and market developments;

·                  the timing of our receipt, if any, of milestone payments and royalties under collaborative agreements;

·                  the effect of changes and developments in, or termination of, our collaborative, license and other relationships;

·                  the terms and timing of any additional collaborative, license and other arrangements that we may establish; and

·                  the ability to acquire or in-license additional complementary products or products that augment our current product portfolio.

As of December 31, 2015, we had an aggregate of $25 million in cash and cash equivalents.  In connection with the closing of the Tribute Transaction, we received $75 million equity investment and $75 million convertible debt.  In addition, pursuant to a Second Amended and Restated Debt Facility Agreement (the “Facility Agreement”), dated December 7, 2015, among us, Pozen, Tribute and certain lenders party thereto, we can borrow up to an additional aggregate principal amount of $200 million for acquisitions.  While we believe that we will have sufficient cash reserves and cash flow to fund our operations to the point of generating continuous positive cash flow based on our current expectations of continued revenue growth, we may need to raise additional capital if we choose to expand our commercialization or development efforts more rapidly than we presently anticipate, if we develop, acquire or in-license additional products or acquire companies or if our revenues do not meet expectations.  In addition, our expenses might increase beyond currently expected levels if we decide to, or any regulatory agency requires us to, conduct additional clinical trials, studies or investigations for any of our product candidates, including in connection with the FDA’s (or its foreign equivalent) consideration, or reconsideration, of our regulatory filings for our product candidates.  We are planning to commercialize our PA product candidates in the United States without a commercial partner and our expenses will increase relative to prior years as we continue the transition from a development company that licenses its product candidates to other companies into a fully integrated, specialty pharmaceutical company.

We may be unable to raise additional equity funds when we desire to do so due to unfavorable market conditions in our industry, or generally, or due to other unforeseen developments in our business.  Further, we cannot be certain that additional funding will be available on acceptable terms, or at all.  If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates, or delay, cut back or abandon our plans to grow the business through acquisition or in-licensing.  We also could be required to:

·                  seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or

·                  relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

Any of the above events could significantly harm our business, financial condition and prospects and cause the price of the Aralez Shares to decline.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish intellectual property rights to our product candidates.

Additional capital may be needed in the future to continue our planned operations.  We may seek additional capital through a combination of private and public equity offerings, debt financings, receivables or royalty financings, strategic partnerships and alliances and licensing arrangements.  To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our shareholders.  Debt, receivables and royalty financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing shareholders’ ownership.  The incurrence of additional indebtedness would result in increased fixed payment obligations and could result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Covenants imposed by the Facility Agreement restrict our business and operations in many ways and if we do not effectively manage our covenants, our financial conditions and results of operations could be adversely affected.

The Facility Agreement imposes various covenants that limit our ability and/or our subsidiaries’ ability to, among other things:

·                  consolidate or merge with or into another person;

·                  enter into certain transactions with affiliates;

·                  pay dividends or distributions;

·                  create, incur or suffer liens;

·                  create, incur, assume guarantee or be liable with respect to indebtedness;

·                  acquire assets or transfer products or material assets; and

·                  issue equity securities senior to the Aralez Shares or convertible or exercisable for equity securities senior to the Aralez Shares.

The covenants imposed by the Facility Agreement and our obligations to service our outstanding debt:

·                  limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

·                  limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

·                  may require us to use a substantial portion of our cash flow from operations to make debt service payments;

·                  limit our flexibility to plan for, or react to, changes in our business and industry;

·                  place us at a competitive disadvantage compared to our less leveraged competitors; and

·                  increase our vulnerability to the impact of adverse economic and industry conditions.

If we are unable to successfully manage the limitations and decreased flexibility on our business due to our debt obligations, we may not be able to capitalize on strategic opportunities or grow our business to the extent we would be able to without these limitations.  Our failure to comply with any of the covenants could result in a default under the Facility Agreement, which could permit the required lenders to declare all or part of any outstanding loans to be immediately due and payable.

Risks Related to Our Intellectual Property and Product Liability

We may become involved in infringement actions which are uncertain, costly and time-consuming and could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.

The pharmaceutical industry historically has generated substantial litigation concerning the manufacture, use and sale of products, and we expect this litigation activity to continue.  The intellectual property rights of pharmaceutical companies, including us, are generally uncertain and involve complex legal, scientific and factual questions.  In order to protect or enforce patent rights, we may initiate litigation against third parties.  If we are not successful in defending an attack on our patents and maintaining exclusive rights to market one or more of our products still under patent protection, we could lose a significant portion of sales in a very short period.  We may also become subject to infringement claims by third parties and may have to defend against charges that we violated patents or the proprietary rights of third parties.  If we infringe the intellectual property rights of others, we could lose our right to develop or sell products, including our generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties.  The outcomes of infringement actions are uncertain and infringement actions are costly and divert technical and management personnel from their normal responsibilities.

Third parties seeking to market generic versions of branded pharmaceutical products in the United States often file Abbreviated New Drug Applications (“ANDA”) with the FDA (with a similar process in Canada and other foreign countries) containing a certification stating that the ANDA applicant believes that the patents protecting the branded pharmaceutical product are invalid, unenforceable and/or not infringed.  Such certifications are commonly referred to as Paragraph IV certifications.  We and Horizon are engaged in Paragraph IV litigations with several generic pharmaceutical companies with respect to our VIMOVO patents.  We and AstraZeneca are also engaged in a proceeding in Canada with Mylan Pharmaceuticals ULC (“Mylan Canada”), which is seeking approval of its generic version of VIMOVO in Canada prior to the expiration of our Canadian patent.  If we are unsuccessful in any of these proceedings, or once our or our licensors applicable patents expire, and the FDA or Health Canada approve a generic version of one of our marketed products, such an outcome would have a material adverse effect on sales of such product, our business and our results of operations.

If we are unable to obtain or protect intellectual property rights related to our products and product candidates, we may not be able to compete effectively in our market.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes.  Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions.  Our success also will depend on our ability to prevent others from using our trade secrets.  In addition, we must operate in a way that does not infringe, or violate, the patent, trade secret and other intellectual property rights of other parties.

We cannot know how much protection, if any, our patents will provide or whether our patent applications will issue as patents.  The breadth of claims that will be allowed in patent applications cannot be predicted and neither the validity nor enforceability of claims in issued patents can be assured.  If, for any reason, we are unable to obtain and enforce valid claims covering our products and technology, we may be unable to prevent competitors from using the same or similar technology or to prevent competitors from marketing identical products.  For example, if we are unsuccessful in protecting our patents in the litigation against several generic pharmaceutical companies who have file ANDAs for VIMOVO, such companies could market a generic version of the product prior to the expiration of our patents.

Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims.  If the patent applications we hold fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop them and threaten our ability to commercialize our products.  We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid or unenforceable or will go unthreatened by third parties.  Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to our products or any other product candidates.  Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States may be able to be provoked by a third-party or instituted by us to determine who was the first to invent any of the subject matter covered by the patent claims of our applications or, as in many jurisdictions, such as in Canada, the earlier filed third-party application may be cited against our patent application by a patent office in rejecting our application on the basis that the invention lacks novelty.

Our ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and other jurisdictions, and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues.  Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.  For example, in 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was enacted, and it included a number of significant changes to patent law in the United States.  These include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation.  The United States Patent and Trademark Office has developed new and untested regulations and procedures to govern the full implementation of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in March 2013.  The Leahy-Smith Act has also introduced procedures making it easier for third parties to challenge issued patents, as well as to intervene in the prosecution of patent applications.  For example, third parties have filed petitions seeking Inter Partes Review (“IPR”) of some of our VIMOVO patents and one of our Treximet patents.  A number of these petitions have been denied while others are still pending or have resulted in reviews that are ongoing.  Finally, the Leahy-Smith Act contains statutory provisions that require the United States Patent and Trademark Office to issue new regulations for their implementation and it may take the courts years to interpret the provisions of the new statute.  Accordingly, it is too early to tell what, if any, impact the Leahy-Smith Act will have on the operation of our business and the protection and enforcement of our intellectual property.  However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.  In addition, the Patient Protection and Affordable Care Act allows applicants seeking approval of biosimilar or interchangeable versions of biological products to initiate a process for challenging some or all of the patents covering the innovator biological product used as the reference product.  This process is complicated and could result in the limitation or loss of certain patent rights.  An inability to obtain, enforce and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States and Canada.  As a result, we may encounter significant problems in protecting and defending our intellectual property in the United States, Canada and other countries.  For example, if the issuance to us, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or if any judicial interpretation of the validity, enforceability, or scope of the claims in, or the written description or enablement in, a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited.  For example, since patent protection is territorial, the teachings of a U.S. patent will generally only be protected in the United States.  If we do not have a corresponding patent in another jurisdiction, the teachings of the U.S. patent may be in the public domain in such jurisdiction and free for a third-party to practice.  Changes in either patent laws or in interpretations of patent laws in the United States, Canada and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection.  If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents.  However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own.  We have taken steps, including entering into confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, to protect our trade secrets and unpatented know-how.  These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by the Company during the course of the party’s relationship with the Company.  We also typically obtain agreements from these parties, which provide that inventions conceived by the party in the course of rendering services to the Company will be our exclusive property.  However, these agreements may not be honored and may not effectively assign intellectual property rights to the Company.  Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable.  In addition, courts outside Canada and the United States may be less willing to protect trade secrets or know-how.  The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent business risk of exposure to significant product liability and other claims in the event that the use of our products caused, or is alleged to have caused, adverse effects.  For example, we may be sued if any of our products or product candidates allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale.  Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties.  Claims could also be asserted under state consumer protection acts.  If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates.  The withdrawal of a product following complaints and/or incurring significant costs, including the requirement to pay substantial damages in personal injury cases or product liability cases, could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of the Aralez Shares to decline.

Our product liability insurance coverage may not be sufficient to cover our claims and we may not be able to obtain sufficient coverage at a reasonable cost in the future.  We will explore, on an on-going basis, expanding our insurance coverage related to the sale of our future marketed products when we obtain marketing approval for such products and commercial sales of such products begin.  However, we may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing.  If a plaintiff brings a successful product liability claim against us in excess of our insurance coverage, if any, we may incur substantial liabilities and our business may be harmed or fail.

If our products or technologies are stolen, misappropriated or reverse engineered, others could use our products or licensed products to produce competing products or technologies.

Third parties, including our partners, contract manufacturers, contractors and others involved in our business often have access to our products, licensed products, and technologies.  If our products, licensed products or technologies were stolen, misappropriated or reverse engineered, they could be used by other parties that may be able to reproduce our products, licensed products, or technologies for their own commercial gain.  If this were to occur, it would be difficult for us to challenge this type of use, especially in countries with limited intellectual property protection.

Risks Related to Ownership of Aralez Shares

The price of Aralez Shares could be volatile, which may result in significant losses to our shareholders.

The trading price of Aralez Shares could be highly volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume.  In addition to the factors discussed in the “Risk Factors” of this prospectus, these factors include:

·                  fluctuations in our operating results and revenues generated by our marketed products;

·                  announcements of technological innovations, acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

·                  prolonged stock shortages from third-party manufacturers;

·                  published reports by securities analysts;

·                  positive or negative progress with our clinical trials or with regulatory approvals of our product candidates;

·                  commercial success of VIMOVO and our other product candidates in the marketplace once approved;

·                  our ability to obtain approval for YOSPRALA;

·                  our ability to successfully launch YOSPRALA, if and when approved;

·                  generic introductions of existing marketed products with no generic competition;

·                  governmental regulation, including reimbursement policies;

·                  developments in patent or other proprietary rights;

·                  developments in our relationships with collaborative partners or our inability to obtain consents or achieve minimum licensing terms;

·                  announcements by our collaborative partners regarding our products or product candidates;

·                  developments in new or pending litigation;

·                  public concern as to the safety and efficacy of our products;

·                  our ability to acquire or license new products or companies and the perception of the value of such transactions, and our ability to integrate and grow such products or companies;

·                  the sale or attempted sale of a large amount of Aralez Shares into the market; and

·                  general market conditions.

The Aralez Shares are listed on the NASDAQ Global Market and the Toronto Stock Exchange. Volatility in the market prices of the Aralez Shares may increase as a result of the Aralez Shares being listed on both the NASDAQ Global Market and the Toronto Stock Exchange because trading is split between the two markets, resulting in less liquidity on both exchanges.  In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

In addition, the stock market in general, and the NASDAQ Global Market, the Toronto Stock Exchange and the stocks of biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.  Broad market and industry factors may adversely affect the market price of the Aralez Shares , regardless of our actual operating performance.

Sales of substantial amounts of shares of the Aralez Shares in the public market could cause our share price to decline.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of the Aralez Shares in the public market, the trading price of the Aralez Shares could decline.  Following the Tribute Transaction, Deerfield Private Design Fund III, L.P. (“Deerfield Private Design”) and its affiliates will beneficially own approximately 9.985% of the Company.  Pursuant to the Facility Agreement, except in certain limited circumstances, Deerfield Private Design and its affiliates may not acquire a number of the Aralez Shares that would exceed 9.985% of the total number of the Aralez Shares then issued (excluding treasury shares).  Any sales of substantial amounts of the Aralez Shares in the public market, including sales or distributions of shares by Deerfield Private Design, or the perception that such sales or distributions might occur, could harm the market price of the Aralez Shares and could impair our ability to raise capital through the sale of additional equity securities.  Further, shareholder ownership will be diluted if we raise additional capital by issuing equity securities.  In addition, the Aralez Shares that are either subject to outstanding options or reserved for future issuance under our employee benefit plans are or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act.  If these additional Aralez Shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the Aralez Shares could decline.

Anti-takeover provisions in our Articles and certain provisions under the BCBCA could prevent or delay transactions that our shareholders may favor and may prevent shareholders from changing the direction of our business or management.

Provisions of our Articles and certain provisions under the BCBCA may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares, and may also frustrate or prevent any attempt by shareholders to change the direction or management of the Company.  For example, these provisions:

·                  authorize the issuance of “blank check” preferred shares without any need for action by shareholders;

·                  require a 75% majority of shareholder votes cast in favor of a resolution to remove a director;

·                  require a 66 2/3% majority of shareholder votes cast in favor of a resolution to effect various amendments to our Articles;

·                  require that (i) in the case of shareholder action by written consent, a matter that would normally require an ordinary resolution shall require written consent by shareholders representing at least 66 2/3% of the votes entitled to be cast in favor of such resolution, and (ii) in the case of any other resolution of the shareholders, the written consent of shareholders representing 100% of the votes entitled to be cast in favor of such resolution;

·                  establish advance notice requirements for nominations for election to the board of directors; and

·                  require shareholder proposals for matters to be acted upon by shareholders at shareholder meetings to be submitted pursuant to, and in accordance with, the applicable provisions of the BCBCA for inclusion in the Company’s proxy materials by a date that is not later than three months prior to the anniversary date of the prior year’s shareholder meeting.

These provisions, among others, whether alone or together, could delay or impede hostile takeovers and changes in control or changes to the composition of our board of directors or management.  Any provision of our constating documents that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their Aralez Shares and could also affect the price that some investors are willing to pay for the Aralez Shares.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of the Aralez Shares assets.

The Investment Canada Act subjects an acquisition of control of us by a non-Canadian to government review if our enterprise value as calculated pursuant to the legislation exceeds a threshold amount.  A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada.  This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Aralez Shares.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make the Aralez Shares less attractive to investors.

The Company is incorporated under the laws of the Province of British Columbia, Canada, and therefore certain of the rights of holders of its shares are governed by Canadian law, including the provisions of the BCBCA, and by our Notice of Articles and Articles.  These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make the Aralez Shares less attractive to investors.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors.

The Company is incorporated under the laws of the Province of British Columbia.  Some of our directors and officers reside principally outside of the United States and a substantial portion of our assets and a substantial portion of the assets of these persons are located outside the United States.  Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons.  Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

We do not expect to pay dividends for the foreseeable future, and our shareholders must rely on increases in the trading price of the Aralez Shares for returns on their investment.

Except for the $1.75 per share special cash distribution by Pozen on December 30, 2013 (representing a surplus of corporate cash and accounted for as a return of capital to stockholders), we have never paid cash dividends on the Aralez Shares and do not expect to pay dividends in the immediate future.  We anticipate that the Company will retain all earnings, if any, to support our operations.  Any future determination to pay dividends on the Aralez Shares will be at the sole discretion of the board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.  Holders of the Aralez Shares must rely on increases in the trading price of our shares for returns on their investment in the foreseeable future.  In addition, the Facility Agreement prohibits the Company from making any cash dividend or distributing any of its assets, including its intangibles, to any of its shareholders in such capacity or its affiliates, subject to certain exceptions.  The Facility Agreement also includes restrictions on the Company from incurring liens and undertaking indebtedness, subject to certain exceptions, which limitations may further impact the ability of the Company to pay any future dividends.  See “— Covenants imposed by the Facility Agreement restrict our business and operations in many ways and if we do not effectively manage our covenants, our financial conditions and results of operations could be adversely affected” above.

We have incurred and will continue to incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to compliance initiatives.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we would not incur if we were a private company.  In particular, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules subsequently implemented by the SEC, applicable securities laws in Canada, the NASDAQ Global Market and the Toronto Stock Exchange and the NASDAQ Global Market, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.  These rules and regulations have substantially increased our legal and financial compliance costs and have made some activities more time-consuming and costly.  Further, these rules and regulations may lack specificity and are subject to varying interpretations.  Their application in practice may evolve over time, as new guidance is provided by regulatory and governing bodies.  This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such corporate governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act, National Instrument 52-109 — Certification of Disclosures in Issuers’ Annual and Interim Filings and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources.  We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.  While we do not anticipate any material weaknesses, the inability of management to assess our internal controls over financial reporting as effective could result in adverse consequences to us, including, but not limited to, a loss of investor confidence in the reliability of our financial statements, which could cause the market price of our stock to decline.  The existence of this or one or more other material weaknesses or significant deficiencies in our internal control over financial reporting could result in errors in our financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies.  Although we continually review and evaluate internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover weaknesses in our internal control over financial reporting.  Any such weakness or failure to remediate any existing material weakness could materially adversely affect our ability to comply with applicable financial reporting requirements and the requirements of our various agreements.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.  In addition, the laws, regulations and standards regarding corporate governance may make it more difficult, or increasingly more expensive, for us to obtain director and officer liability insurance.  Further, our board members and executive officers could face an increased risk of personal liability in connection with their performance of duties.  As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.  If we fail to comply with new or changed laws, regulations or standards of corporate governance, our business and reputation may be harmed.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for the Aralez Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business.  There is no guarantee that securities analysts will cover our securities, and the lack of research coverage may adversely affect our share price.  If one or more of the securities analysts publish inaccurate or unfavorable research about our business, our share price would likely decline.  If one or more of these securities analysts cease coverage of the Company or fail to publish reports on us regularly, demand for the Aralez Shares could decrease, which might cause our share price and trading volume to decline.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sale of any Shares offered by them under this prospectus. The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax, legal services or any other expenses incurred by the Selling Shareholders in disposing of these Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus.

Upon the cash exercise of any of the warrants held by the Selling Shareholders, we will receive the cash payment of the exercise price for such warrants. Unless otherwise indicated in any prospectus supplement, the net proceeds from the exercise price of the warrants will be used for general corporate purposes and working capital requirements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth names, ages and positions of our directors and executive officers:

Name	Age	Current Position
Executive Officers:
Adrian Adams	64	Chief Executive Officer
Andrew I. Koven	58	President and Chief Business Officer
Scott Charles	41	Chief Financial Officer
Jennifer L. Armstrong	45	Executive Vice President, Human Resources and Administration
Mark A. Glickman	50	Chief Commercial Officer
Eric L. Trachtenberg	42	General Counsel, Chief Compliance Officer and Corporate Secretary
James P. Tursi, M.D.	51	Chief Medical Officer
Directors:
Adrian Adams	64	Director
Kenneth B. Lee, Jr.(1)(2)	68	Director
Arthur S. Kirsch(1)(2)(3)	63	Director and Chairman
Seth A. Rudnick, M.D.(1)(2)(3)	67	Director
Neal F. Fowler(2)(3)	54	Director
Rob Harris	59	Director
Jason M. Aryeh	46	Director
F. Martin Thrasher	64	Director

(1)  Member of our audit committee.

(2)  Member of our compensation committee.

(3)  Member of our nominating and corporate governance committee

Executive Officers

Adrian Adams has been our Chief Executive Officer since February 5, 2016, and has been a director since December 11, 2015.  From May 2015 through February 5, 2016, Mr. Adams was the Chief Executive Officer and a director of Pozen, and served as a consultant to Pozen from April 2015 to May 2015. Previously, Mr. Adams served as Chief Executive Officer and President and as a director of Auxilium Pharmaceuticals Inc., a specialty biopharmaceutical company, from December 2011 until January 2015, when it was acquired by Endo International plc. Prior to joining Auxilium, from September 2011 to November 2011, Mr. Adams served as Chairman and Chief Executive Officer of Neurologix, Inc., a company focused on development of multiple innovative gene therapy development programs. Before Neurologix, Mr. Adams served as President and Chief Executive Officer of Inspire Pharmaceuticals, Inc., a specialty pharmaceutical company, from February 2010 until May 2011 when it was acquired by Merck & Co., Inc. Previously, Mr. Adams served as President and Chief Executive Officer of Sepracor Inc., a specialty pharmaceutical company, from March 2007 and May 2007, respectively, until February 2010 at which time Sepracor was acquired by Dainippon Sumitomo Pharma Co., Ltd. Prior to his appointment as Chief Executive Officer of Sepracor, Mr. Adams served as its Chief Operating Officer. Prior to joining Sepracor, Mr. Adams served as the President and Chief Executive Officer of Kos Pharmaceuticals, Inc., a specialty pharmaceutical company, from 2002 until its acquisition by Abbott Laboratories in December 2006. Mr. Adams has also held general management and senior international and national marketing positions at SmithKline Beecham, Novartis and ICI (now part of AstraZeneca). Mr. Adams has served as chairman of the board of directors of AcelRx Pharmaceuticals, Inc. since February 2013 and recently served on the board of directors of Amylin Pharmaceuticals, Inc. from October 2007 to August 2012. Mr. Adams graduated from the Royal Institute of Chemistry at Salford University in the U.K. Mr. Adams serves as Chairman of the Board of AcelRx Pharmaceuticals and recently served as a director of Amylin Pharmaceuticals.

Mr. Adams has also been a director of Pozen since June 2015. Mr. Adams’ position as Chief Executive Officer of Pozen, along with his many years of service in the pharmaceutical industry in chief executive positions, enables him to provide important insights regarding the operations of Pozen and the pharmaceutical industry generally, including finance, marketing, strategic planning, and senior management personnel matters.

Andrew I. Koven has been our President and Chief Business Officer since February 5, 2016.  Previously, Mr. Koven was the President and Chief Business Officer of Pozen from June 2015 through February 5, 2016. Prior to joining Pozen, Mr. Koven served as Chief Administrative Officer and General Counsel of Auxilium Pharmaceuticals Inc., a specialty biopharmaceutical company, from February 2012 until January 2015, when it was acquired by Endo International plc. Prior to that, from September 2011 to November 2011, Mr. Koven served as President and Chief Administrative Officer and a member of the board of directors of Neurologix, Inc., a company focused on development of multiple innovative gene therapy development programs. Before Neurologix, Mr. Koven served as Executive Vice President and Chief Administrative and Legal Officer of Inspire Pharmaceuticals, Inc., a specialty pharmaceutical company, from July 2010 until May 2011 when it was acquired by Merck & Co., Inc. Previously, Mr. Koven served as Executive Vice President, General Counsel and Corporate Secretary of Sepracor Inc., a specialty pharmaceutical company, from March 2007 until February 2010 when it was acquired by Dainippon Sumitomo Pharma Co., Ltd. Prior to joining Sepracor, Mr. Koven served as Executive Vice President, General Counsel and Corporate Secretary of Kos Pharmaceuticals, Inc., a specialty pharmaceutical company, from August 2003 until its acquisition by Abbott Laboratories in December 2006. Mr. Koven began his career in the pharmaceutical industry first as an Assistant General Counsel and then as Associate General Counsel at Warner-Lambert Company from 1993 to 2000, followed by his role as Senior Vice President and General Counsel at Lavipharm Corporation from 2000 to 2003. From 1986 to 1992 he was a corporate associate at Cahill, Gordon & Reindel in New York. From 1992 to 1993 he served as Counsel, Corporate and Investment Division, at The Equitable Life Assurance Society of the U.S.

Scott J. Charles has been our Senior Vice President Finance since February 5, 2016.  Mr. Charles was previously Chief Financial Officer of Pozen from January 1, 2016 through February 5, 2016, and was Pozen’s Senior Vice President Finance of from June 2015 through December 31, 2016. Prior to joining Pozen, Mr. Charles served as the Vice President of Finance and Treasurer at Ikaria, Inc., a critical care pharmaceutical company from April 2008 to June 2015. From April 2002 to March 2008, Mr. Charles worked at Reliant Pharmaceuticals, Inc. in various finance functions, culminating with serving as the Vice President of Finance and Treasurer from April 2006 to March 2008. Prior to that, he was a Manager of Assurance and Business Advisory Services at Arthur Andersen, LLP. He holds a Bachelor of Science degree in Business Administration from Bucknell University and is a Certified Public Accountant.

Jennifer L. Armstrong has been our Executive Vice President, Human Resources and Administration since February 5, 2016.  Ms. Armstrong was previously the Executive Vice President, Human Resources and Administration of Pozen from June 2015 through February 5, 2016.  Prior to joining Pozen, she served as Senior Vice President of Human Resources at Auxilium Pharmaceuticals, Inc., a specialty biopharmaceutical company, from July 2009 to March 2015. Prior to that, she served at Senior Vice President of Human Resources and Corporate Communications at Genaera Corporation, a specialty biopharmaceutical company, from January 1998 to May 2009. On June 12, 2009, Genaera Corporation transferred all of its assets and liabilities to the Genaera Liquidating Trust and filed a Certificate of Dissolution with the Delaware Secretary of State pursuant to the Plan of Complete Liquidation and Dissolution adopted at a special meeting of stockholders. Ms. Armstrong holds a Master’s degree in Arts Administration and a Bachelor’s degree in Corporate Communications, both from Drexel University.

Mark A. Glickman has been our Chief Commercial Officer since February 5, 2016.  From June 2015 to February 5, 2016, Mr. Glickman was the Chief Commercial Officer of Pozen. Mr. Glickman previously served as Executive Vice President of Sales and Marketing for Auxilium Pharmaceuticals, a specialty biopharmaceutical company, from February 2012 to February 2015. From February 2009 to February 2012, he served as Vice President in the medical device division at Otsuka America Pharmaceutical, Inc., a pharmaceutical and medical device company and a subsidiary of Otsuka America, Inc. Prior to Otsuka, Mr. Glickman served as Senior Vice President of Sales and Marketing at Oscient Pharmaceuticals Corp., a commercial-stage pharmaceutical company, from September 2007 to September 2009. Before joining Oscient, from May 2007 to September 2007, Mr. Glickman served as Vice President of Sales at Bayer Healthcare’s Diabetes Care Division. From 2001 to 2007, he held various positions at Kos Pharmaceuticals, including Director of Marketing, Regional Sales Director and Vice President of Sales. Mr. Glickman started his pharmaceutical career at Bristol-Myers Squibb where he was responsible for the marketing of cardiovascular products, including the blockbuster Plavix. Mr. Glickman holds a Master of Business Administration degree from New York University.

Eric L. Trachtenberg has been our General Counsel, Chief Compliance Officer and Corporate Secretary since February 5, 2016.  Previously, Mr. Trachtenberg was the General Counsel, Chief Compliance Officer and Corporate Secretary of Pozen from January 1, 2016 through February 5, 2016, and was Deputy General Counsel of Pozen from June 2015 through December 31, 2015.  Prior to joining Pozen, Mr. Trachtenberg most recently served as Deputy General Counsel at Auxilium Pharmaceuticals, Inc., a specialty biopharmaceutical company, from May 2012 through its acquisition by Endo Pharmaceuticals in February 2015. Prior to Auxilium, he was Vice President, General Counsel and Corporate Secretary of Enobia Pharma, Inc., from April 2011 to April 2012, and managed all legal aspects of Enobia’s sale to Alexion Pharmaceuticals. Prior to that,

Mr. Trachtenberg served as Vice President and Associate General Counsel of Sepracor Inc. and remained in that position with Sunovion Pharmaceuticals Inc. following the acquisition of Sepracor by Dainippon Sumitomo Pharma. Mr. Trachtenberg also held a Senior Counsel position at Kos Pharmaceuticals, Inc. before its acquisition by Abbott. Mr. Trachtenberg began his career as an Associate at Blank Rome LLP. He holds a Bachelor of Science degree in Management from Tulane University and a Juris Doctorate and Master of Business Administration degree from Temple University.

James P. Tursi, M.D. has been our Chief Medical Officer since February 5, 2016.  From October 2015 to February 5, 2016, Dr. Tursi was Chief Medical Officer of Pozen. Previously, Dr. Tursi served as Chief Medical Officer of Innocoll AG, a specialty pharmaceutical company, from March 2015 to September 2015, where he was responsible for managing all clinical research and development, medical affairs and safety activities. Prior to joining Innocoll, Dr. Tursi served as Chief Medical Officer at Auxilium Pharmaceuticals Inc., a specialty biopharmaceutical company, from August 2011 to March 2015, and as Vice President of Clinical Research & Development from March 2009 to August 2011. In these positions, Dr. Tursi was responsible for oversight of clinical and nonclinical development programs, clinical operations, medical affairs and global safety activities, and served as the clinical medical safety lead for all regulatory agency interactions with the FDA, Europe and Canada. Prior to Auxilium, he served as Director of Medical Affairs for GlaxoSmithKline Biologicals from January 2006 to March 2009 and directed all medical affairs responsibilities for the cervical cancer vaccine in North America. Dr. Tursi entered the pharmaceutical industry in 2004 as a Medical Director for Procter and Gamble Pharmaceuticals until 2006. He worked on several products and therapeutic areas, which included female sexual dysfunction, overactive bladder, and osteoporosis. His responsibilities included clinical development and medical affairs. Dr. Tursi was a board certified OB/GYN and practiced medicine and surgery for over 10 years. Dr. Tursi received his doctor of medicine degree from the Medical College of Pennsylvania and completed his residency training at the Johns Hopkins Hospital. Dr. Tursi has served as a member of the board of directors of Agile Therapeutics, a women’s health specialty pharmaceutical company, since October 2014.

Non-Employee Directors

Kenneth B. Lee, Jr. has been our lead independent director since February 5, 2016.  Previously, he was a director of Pozen from 2002 to February 5, 2016, and from 2002 was also Pozen’s lead independent director. Since June 2002 he has been an independent consultant and general partner of Hatteras Venture Partners (formerly Hatteras BioCapital. LLC and BioVista Capital, LLC), and the general partner of Hatteras BioCapital Fund, L.P., a venture capital fund focusing on life sciences companies, since 2003. Mr. Lee was President of A.M. Pappas & Associates, a venture capital firm, between January 2002 and June 2002.  He was a Partner of Ernst & Young LLP from 1982 through 2000, and a Partner of Ernst & Young Corporate Finance LLC from 2000 to 2001. Prior to that, Mr. Lee was the Managing Director of Ernst & Young’s Health Sciences Corporate Finance Group from 2000 to 2001. Mr. Lee serves on the board of Biocryst Pharmaceuticals, Inc., a public company, for which he serves as chairman of the audit committee and chairman of the finance committee. He is also a director of Clinverse, Inc. and Clinipace Worldwide, two privately held companies. Previously, he served on the boards of CV Therapeutics, Inc., for which he served as lead independent director and chair of the audit committee and a member of the compensation committee, Abgenix, Inc., for which he served on the audit committee, OSI Pharmaceuticals, for which he served as a member of the audit committee, Inspire Pharmaceuticals Inc., for which he served as chairman of the board of directors, chair of the audit committee and a member of the compensation committee and finance committee, and Maxygen, Inc., for which he served as chairman of the audit committee and a member of the nominating/ governance committee and the compensation committee. Mr. Lee served as a member of the executive committee of the Board of the North Carolina Biotechnology Industry Organization and as a member of the board of Ibiliti, a nonprofit organization dedicated to building and expanding networks of resources for advanced medical technology companies.

Mr. Lee brings his extensive accounting and financial background to the Pozen Board, as well as expertise in the life sciences industry from his experience as a general partner of several venture capital funds specializing in life sciences. He has also served and is serving on the boards and audit committees of several public pharmaceutical companies similar in size to the Company, including serving as Chairman of the Board of Biocryst Pharmaceuticals, Inc. Mr. Lee is also a co-founder of the National Conference on Biotechnology Ventures.

Arthur S. Kirsch has been a director since February 5, 2016.  Previously, he was a director of Pozen from 2004 through February 5, 2016.  Mr. Kirsch has been Senior Advisor, GCA Savvian, LLC (formerly Perseus Group, LLC), an investment bank, since June 2005. Mr. Kirsch is a founding member and Managing Director of Vector Securities, LLC, an investment and merchant banking firm, from 2001 to May 2005. He was a Managing Director and Head of Healthcare Research and Capital Markets of Prudential Vector Healthcare Group, a unit of Prudential Securities, Inc., a full-service brokerage firm, from 1999 to 2001. Mr. Kirsch was the Director, Equity Research of Vector Securities International, Inc., an investment banking firm, from 1995 to 1999. He currently serves as a director of PhysioSonics, Inc., a privately held company developing noninvasive neurological products.

Mr. Kirsch has over 25 years of experience working in the equity capital markets and has extensive knowledge of the healthcare and life sciences field. Mr. Kirsch, who has spent the majority of his career in investment banking with a focus on the healthcare industry, brings both financial and industry expertise to the Board.

Seth A. Rudnick, M.D. has been a director since February 5, 2016.  Previously, he was a director of Pozen from 2001 through February 5, 2016.  Dr. Rudnick has been a venture partner and previously general partner at Canaan Partners, a venture capital firm, since 1998, from which he is now retired. Formerly, Dr. Rudnick was the Chief Executive Officer and Chairman of CytoTherapeutics Inc., a company developing stem cell-based therapies. He helped found and served as the Head of Research and Development for Ortho Biotech, a division of Johnson & Johnson focusing on cancer and chronic illnesses from 1991 to 1998. He currently serves on the boards of directors of the following privately held biotechnology companies: Chimerix, Inc., Meryx Pharmaceuticals, for which he serves as Chairman, Liquidia Technologies, Inc., for which he serves as Chairman, and G1 Therapeutics, for which he serves as Executive Chairman. Dr. Rudnick also serves on the Board of Square 1, a public company. Currently he is a Clinical Adjunct Professor of Medicine at University of North Carolina, Chapel Hill.

Dr. Rudnick brings deep operational experience in the pharmaceutical and biotechnology industries acquired through a variety of senior research and development positions in several large and mid-size pharmaceutical companies and as Chief Executive Officer, and Chairman of CytoTherapeutics, Inc., Chairman of Liquidia Technologies, Inc., Executive Chairman of GI Therapeutics, and Chairman of Meryx Pharmaceuticals. Dr. Rudnick retired from Canaan Partners, a global venture capital firm with significant investments in the healthcare sector, where he served as general and now a venture partner since 1998, which has provided him with significant experience in and insight into life sciences investments.

Neal F. Fowler has been a director since February 5, 2016, and was previously a director of Pozen from 2011 through February 5, 2016.  Mr. Fowler has been Chief Executive Officer of Liquidia Technologies, Inc., a privately held biotechnology company since 2008 and Chief Executive Officer of Envisia Technologies, a privately held biotechnology company, since 2013. Mr. Fowler was the President of Centocor, Inc., a subsidiary of Johnson & Johnson from 2006 to 2008. President of Ortho-McNeil Neurologics, Inc., a subsidiary of Johnson & Johnson from 2004 to 2006 and Franchise Vice President-CNS from 2001 to 2004. He held various positions at Eli Lilly and Company from 1988 to 2001, including Area Director, Primary Care Division, Director U.S. Cardiovascular Business Unit, Cardiovascular Product Manager, Operations Manager, Southwest Area, Manager Medical Device and Diagnostics, Associate, Marketing Plans, Endocrinology, Associate, Business Development/New Product Planning, Oncology, and Retail Sales Representative.

Mr. Fowler brings his extensive background in the pharmaceutical industry acquired through a variety of marketing and general manager positions at several large pharmaceutical companies. He is currently chief executive officer at Liquidia Technologies, Inc. and Envisia Technologies, positions which have provided him with experience in running an emerging growth company.

Rob Harris has been a director since February 5, 2016.  He served as a is the President, Chief Executive Officer and a director of Tribute since December 1, 2011. Mr. Harris founded Tribute Pharma, which later became Tribute Pharma Canada Inc. and Tribute Pharmaceuticals Canada Ltd in November 2005. Tribute acquired both Tribute Pharma Canada Inc. and Tribute Pharmaceuticals Canada Ltd. on December 1, 2011. Mr. Harris was formerly the President and CEO of Legacy Pharmaceuticals Inc. from September 2004 to October 2005. As the VP of Business Development at Biovail Corporation from October 1997 to September 2004, Mr. Harris was involved in, led and successfully concluded numerous business development transactions, including the licensing of new chemical entities, the acquisition of mature products, the completion of co-promotion deals, distribution agreements, product development and reformulation transactions. Mr. Harris joined Biovail in 1997 as the GM of Biovail Pharmaceuticals Canada at a time when the company experienced rapid growth in the Canadian division. Before Biovail, Mr. Harris worked in various senior commercial management positions during his twenty-year tenure at Wyeth (Ayerst) from 1977 to 1997 and has been involved in numerous product launches during his career.

F. Martin Thrasher has been a director since February 5, 2016.  Previously, he was a director of Tribute since 2009. Mr. Thrasher is a seasoned international executive. After graduating from the Richard Ivey School of Business in Toronto, Mr. Thrasher spent over 30 years working around the globe for companies such as General Foods from 1973 to 1977, McCormick & Co from 1977 to 1988, Campbell Soup Co. from 1988 to 2001 and ConAgra Foods Inc. from 2001 to 2004. Mr. Thrasher has lived and worked in Canada, Australia, Belgium and the U.S. His responsibilities with Campbell Soup Co. included positions as President, International Grocery and President, North America Grocery. At ConAgra Foods Inc., he was President of the Retail Products Co, a $9 billion business with over 30,000 employees. Mr. Thrasher has been President of FMT Consulting, a boutique advisory and consulting firm since August 2004.

Jason M. Aryeh has been a director since February 5, 2016.  He is the founder and managing general partner of JALAA Equities, LP, a private hedge fund focused on the biotechnology and specialty pharmaceutical sector, and has served in such capacity since 1997. Mr. Aryeh is the Chairman of the Board and a Director of QLT (since June 2012) and serves as the Chairman of both QLT’s Corporate Governance and Nominating Committee and its Strategic Action Committee. Mr. Aryeh also serves on the Board of Directors of Ligand Paharmaceuticals (LGND), a public biotechnology company since (2006), CorMatrix Cardiovascular, a medical device company (since 2010), and the Cystic Fibrosis Foundation’s Therapeutics Board (since 2011). Previously, Mr. Aryeh served as a Director of both Nabi Biopharmaceuticals, prior to its merger with Biota Pharmaceuticals, Inc. in November 2012, and of Myrexis, Inc. (until January 2013), both of which were public biotechnology companies.

Our executive officers are elected by, and serve at the discretion of, our Board. There are no family relationships among any of our executive officers or directors.

Director Independence

Our Board has determined that each of the members of the Board, with the exception of Mr. Adrian Adams, who serves as our Chief Executive Officer, is independent as that term is defined under the applicable independence listing standards of the NASDAQ Global Market.

Committees of the Board

Our Board currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. These committees, their principal functions and their respective memberships are described below.

Audit Committee

The current members of the Audit Committee are Mr. Kirsch, who serves as Chairman, Mr. Lee and Dr. Rudnick. Each of the members of the Audit Committee is independent as defined by the applicable NASDAQ listing standards and the SEC, rules applicable to audit committee members. Our Board has determined that each also qualifies as an audit committee financial expert as defined by the SEC.

The Audit Committee was established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee oversees our financial reporting process and system of internal control over financial reporting, and selects and oversees the performance of, and approves in advance the services provided by, our independent auditors. The Audit Committee provides an open avenue of communication among our independent auditors, financial and senior management and the Board. The Audit Committee meets regularly with our independent auditors without management present, and from time to time with management in separate private sessions, to discuss any matters that the Audit Committee or these individuals believe should be discussed privately with the Audit Committee, including any significant issues or disagreements that may arise concerning our accounting practices or financial statements. The Audit Committee also oversees our whistleblower policy for receiving and handling complaints or concerns regarding accounting, internal accounting controls or auditing matters. In addition, the Audit Committee assists the Board in its oversight role by receiving periodic reports regarding our risk and control environment.

The Audit Committee held five meetings during the year ended December 31, 2015. A copy of the Audit Committee’s charter is posted on our website at www.aralez.com.

Nominating/Corporate Governance Committee

The current members of the Nominating/Corporate Governance Committee are Dr. Rudnick, who serves as Chairman, Mr. Fowler, and Mr. Kirsch. Each of the members of the Nominating/Corporate Governance Committee is independent as defined by the applicable NASDAQ listing standards.

The Nominating/Corporate Governance Committee assists the Board in fulfilling its responsibilities regarding the oversight of the composition of the Board and other corporate governance matters. Among its other duties, the Nominating/Corporate Governance Committee: (i) evaluates nominees and reviews the qualifications of individuals eligible to stand for election and reelection as directors and makes recommendations to the Board on this matter; (ii) oversees compliance with our Code of Business Conduct and Ethics; (iii) reviews and approves related party transactions; (iv) recommends and advises the Board on certain other corporate governance matters; and (v) oversees the Board’s performance evaluation process. The Nominating/Corporate Governance Committee does not have a specific policy with regard to the consideration of diversity in identifying director nominees. However, our Nominating/Corporate Governance Committee values diversity on our Board and considers the diversity of the professional experience, education and skills, as well as diversity of origin, in identifying director nominees.

The Nominating/Corporate Governance Committee held four meetings during the year ended December 31, 2015. A copy of the Nominating/Corporate Governance Committee’s charter is posted on our website at www.aralez.com.

Compensation Committee

The current members of the Compensation Committee are Mr. Lee, who serves as Chairman, Mr. Kirsch, Dr. Rudnick and Mr. Fowler. Each of the current members of the Compensation Committee is independent as defined by the applicable NASDAQ listing standards.

Decisions regarding the compensation of our executive officers are made by the Compensation Committee. The Compensation Committee’s principal responsibilities include reviewing our overall compensation philosophy and the adequacy and market competitiveness of our compensation plans and programs, evaluating the Company’s compensation policies and practices to determine whether these policies and practices create incentives for a particular employee group to take actions which could put the Company at undue risk, evaluating the performance of and reviewing and approving compensation for our executive officers, evaluating and recommending director compensation, and reviewing and discussing with management the Compensation Discussion and Analysis included in this registration statement. The Compensation Committee also administers our equity-based and other incentive plans, including assuming responsibility for granting, or delegating as appropriate the authority for granting, and making decisions with respect to, awards under our equity compensation and other incentive plans.

To assist in its efforts to meet the objectives and responsibilities outlined above, the Compensation Committee has retained an executive compensation consultant. During 2015, the Pozen Compensation Committee retained Radford, an Aon Hewitt Company, or Radford, a nationally known executive compensation and benefits consulting firm, to advise it on various matters related to executive and director compensation and compensation programs. Our Compensation Committee has continued to engage Radford to assist with its development of our executive compensation program and other compensation-related projects.

The Compensation Committee values the input of our stockholders regarding compensation decisions. Mr. Lee solicited feedback from stockholders during 2015. The Compensation Committee takes the input received from stockholders, along with other factors, into consideration when making compensation decisions.

The Compensation Committee held 13 meetings during the year ended December 31, 2015. A copy of the Compensation Committee’s charter is posted on our website at www.aralez.com.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board or Compensation Committee. None of the members of our Compensation Committee has ever been our employee or one of our officers.

Code of Business Ethics and Conduct

We have adopted a Code of Business Conduct and Ethics that applies to our employees (including our principal executive officer, chief financial officer and other members of our finance and administration department) and our directors. Our Code of Business Conduct and Ethics is posted on our website at www.aralez.com. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ Stock Market listing standards concerning any amendments to, or waivers from, any provision of our Code of Business Conduct and Ethics.

Director Compensation

Discussed in the following paragraphs and tables is the compensation paid to the non-employee directors who served on the Pozen Board in 2015. Directors who were also Pozen employees did not receive any additional compensation for their service as directors of Pozen.

Cash Compensation.    Pozen reimbursed each non-employee director for out-of-pocket expenses incurred in connection with attending Board and Board committee meetings and otherwise in connection with service as a director. Pozen also paid each non-employee director the following retainer fees:

·           an annual retainer of $40,000;

·           an annual retainer for Board committee Chairs, as follows: $12,000 for service as Chair of the Nominating/Corporate Governance Committee; $17,500 for service as Chair of the Compensation Committee; and $25,000 for service as Chair of the Audit Committee; and

·           an annual retainer for Board committee members (other than committee Chairs), as follows: $8,000 for service on the Nominating/Corporate Governance Committee; $10,000 for service on the Compensation Committee; and $12,500 for service on the Audit Committee.

All retainers were payable quarterly and pro-rated for service of less than a full quarter; retainers would be reduced if a director failed to attend at least 75% of all required Board and committee meetings. No compensation was paid to directors for attendance at individual Board or Board committee meetings.

Equity Compensation.

·           Upon his or her initial election to the Pozen Board, 14,000 RSUs relating to Pozen common stock. This initial grant vest one-third annually over three years, subject to continued service as a director.

·           On the date of each annual meeting of stockholders, an amount of RSUs relating to Pozen common stock with a market value as of the grant date equal to $80,000. The RSUs vest on the earlier of the one-year anniversary of the grant or the date of the next annual stockholder meeting, subject in either case to the director’s continued service on the Board at that date.

Equity grants awarded pursuant to this director compensation program were granted under and subject to the terms and conditions of the POZEN Inc. 2010 Equity Compensation Plan (the “2010 Plan”), including without limitation the terms providing for acceleration of vesting upon a change of control. All stock options were granted at an exercise price per share equal to the closing price of Pozen common stock, as reported on NASDAQ, on the date of grant, have a ten-year term and are exercisable for a period of up to three years following the date the director’s service on the Board terminates, to the extent vested as of such date, but not beyond the expiration of the ten-year term.

The Pozen Board adopted a non-employee director stock ownership guideline of shares equal in value to three times the annual director retainer of $40,000, to be acquired over a five year period. Directors were strongly encouraged to hold their shares of Pozen stock while they serve on the Board.

Consulting Fees

During 2015, two of Pozen’s non-employee directors, Mr. Kirsch and Mr. Lee, provided additional services to Pozen in connection with the proposed Tribute Transaction. Mr. Kirsch was paid $100,000 for his consulting services during 2015, and Mr. Lee was paid $75,000 for his consulting services. These consulting fees were paid for the valuable guidance that was provided by these directors and considerable time devoted to these additional services above their normal services as directors of Pozen. The consulting fees were approved by the other members of the Board.

Director Compensation Table

The following table further summarizes the compensation paid by Pozen to the non-employee directors during the 2015 fiscal year. Except as noted below, all of the Pozen directors are paid at the same rate. The differences among directors in the table below are a function of additional compensation for chairing a committee and/or serving on one or more committees.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Neal F. Fowler	$58,000	$80,003	—	—	—	—	$138,003
Arthur S. Kirsch	$83,000	$80,003	—	—	—	$100,000	$263,003
Kenneth B. Lee, Jr.	$70,000	$80,003	—	—	—	$75,000	$225,003
Seth A. Rudnick, M.D.	$74,500	$80,003	—	—	—	—	$154,503

(1)         Consists of the following:

a.              Neal F. Fowler: four quarterly payments toward 2015 annual fees, including a 2015 annual retainer of $40,000 and $18,000 for service as a member of one or more Board Committees.

b.              Arthur S. Kirsch: four quarterly payments toward 2015 annual fees, including a 2015 annual retainer of $40,000, $25,000 for service as Chair of the Audit Committee and $18,000 for service as a member of one or more Board Committees.

c.               Kenneth B. Lee, Jr: four quarterly payments toward 2015 annual fees, including a 2015 annual retainer of $40,000, $17,500 for serving as Chairman of the Compensation Committee and $12,500 for service as a member of one or more Board Committees.

d.              Seth A. Rudnick: four quarterly payments toward 2015 annual fees, including a 2015 annual retainer of $40,000, $12,000 for serving as Chairman of the Governance Committee and $22,500 for service as a member of one or more Board Committees.

(2)         The amounts included in this column are the dollar amounts representing the full grant date fair value of each restricted stock unit award calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718, or FASB ASC Topic 718. At December 31, 2015, each director held awards of 9,390 RSUs, all of which had been granted on June 10, 2015 and vest on the earlier of the one-year anniversary of the grant or the date of the next annual stockholder meeting (the 2016 Annual Meeting). For information on the valuation assumptions used in calculating this amount, see Note 6 to Pozen’s audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC.

(3)         The amounts represent consulting fees paid in 2015 for additional consulting services provided by Mr. Kirsch and Mr. Lee.

The following table lists the number of outstanding options held by each of the directors as of December 31, 2015, each of which was granted at an exercise price equal to the closing price of Pozen’s common stock as reported by NASDAQ on the respective date of grant.

Name	Options Outstanding as of December 31, 2015 (#)
Neal F. Fowler	0
Arthur S. Kirsch	54,965
Kenneth B. Lee, Jr.	6,107
Seth A. Rudnick, M.D.	0

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, explains Pozen’s compensation program for the 2015 fiscal year as it pertains to our named executive officers. Our named executive officers for the fiscal year that ended December 31, 2015 consist of the following:

·                  Adrian Adams, Chief Executive Officer, who joined Pozen on May 31, 2015;

·                  John R. Plachetka, former Chairman, President, and Chief Executive Officer, who retired on June 1, 2015;

·                  William L. Hodges, former Senior Vice President and Chief Financial Officer, who resigned as an executive officer of Pozen effective January 1, 2016 and will remain employed as Senior Vice President, Finance, through the first quarter of 2016;

·                  Andrew I. Koven, President and Chief Business Officer, who joined Pozen on May 31, 2015;

·                  Scott Charles, former Senior Vice President, Finance, who joined Pozen on July 27, 2015 and was appointed Chief Financial Officer effective January 1, 2016; and

·                  Mark Glickman, Chief Commercial Officer, who joined Pozen on June 22, 2015.

For purposes of this CD&A, we refer to these persons as our “named executive officers.”

The discussion below focuses on the historic compensation programs of Pozen and the compensation decisions made by the Pozen Compensation Committee during the 2015 fiscal year. The compensation program for 2016 and future years, as determined by our Compensation Committee, will have certain differences from the compensation programs described herein.

Overview of Significant Events in 2015

On June 8, 2015, Pozen and Tribute entered into certain transaction agreements whereby Aralez would become the successor to Pozen and the parent company of Pozen and Tribute. The transaction effected by these agreements was completed on February 5, 2016. The Pozen Board determined that the transaction will provide Pozen and Tribute and their stockholders with significant strategic and financial benefits, as the combined company will be a more diversified provider of specialty healthcare products with a focus on cardiovascular and pain indications and a multi-country footprint, and will be better positioned to meet the challenges of the expected future landscape in the pharmaceutical industry.

During 2015, the main focuses of Pozen were (i) the entry into the transaction agreements, (ii) preparation for the completion of the transaction, pending stockholder approval, and (iii) the buildout of the commercial organization and preparation for the potential launch of YOSPRALA. These activities shaped both Pozen’s corporate goals for 2015 as well as the 2015 executive compensation program. The Pozen Board and Compensation Committee focused during 2015 on attracting, rewarding and retaining the executive management team that is needed to ensure the success of Aralez following the completion of the Tribute Transaction.

2015 Corporate Goals

Pozen established corporate goals during every calendar year which were reviewed and approved by the Pozen Board. The goals were designed to drive long term value for Pozen stockholders, such as obtaining approval for product candidates, which can take many years, obtaining partners to commercialize approved products, and managing expenses. In 2015, the corporate goals focused on the anticipated approval and launch of YOSPRALA, the Tribute Transaction, and the formation of Aralez. The 2015 corporate goals were determined by the Board in consultation with the new Pozen management team. At the end of each year, the Pozen Compensation Committee assessed Pozen’s achievement against these goals to determine the funding for the annual cash and equity incentive pools.

Pozen’s corporate goals for 2015 were:

·                  Complete the Tribute Transaction and the formation of Aralez (assuming stockholder approval);

·                  Develop a commercialization strategy to launch YOSPRALA in 2016 and execute upon the 2015 related activities;

·                  Complete all supply chain activities, including developing an alternate API supplier and regulatory filing, to obtain regulatory approval and allow a 2016 launch of YOSPRALA; and

·                  Develop the Aralez Pharmaceuticals Strategic Plan and complete the 2015 activities.

Following the completion of the transaction, the Aralez Compensation Committee reviewed Pozen’s performance during 2015. The Aralez Compensation Committee determined that two of these corporate goals were completed during 2015: the development of a commercialization strategy for YOSPRALA and execution of 2015 related activities, and the development of the Aralez strategic plan. The supply chain activities relating to YOSPRALA were not completed during 2015, and the Tribute Transaction was not completed until the first quarter of 2016. However, the Aralez Compensation Committee determined that the delay of the completion of the Tribute Transaction was outside of the Pozen management’s control, and that the management team took all necessary steps to effect the completion of the Tribute Transaction. As a result of the completion of only two of the corporate goals, and the efforts taken to complete a third, the Aralez Compensation Committee determined that it would be fair and reasonable to fund the bonus pool for cash bonuses relating to the 2015 fiscal year at 60% of the target level. Messrs. Adams, Koven, Charles and Glickman received the guaranteed minimum bonuses for 2015 that were provided in their employment agreements, which were equal to the target bonus pro-rated for the portion of 2015 that they were employed.

Retirement of Dr. Plachetka and Recruitment of New Management Team

During 2015, we made significant changes to our executive management team. On June 1, 2015, Pozen’s founder, Chairman, Chief Executive Officer and President, John R. Plachetka, retired. On May 31, 2015, Adrian Adams was appointed Pozen’s Chief Executive Officer and member of the Board of Directors, and Andrew I. Koven was appointed Pozen’s President and Chief Business Officer. Mr. Adams and Mr. Koven had both been consultants to Pozen since April 2, 2015. Following the appointment of Mr. Adams and Mr. Koven, they assembled a talented and experienced management team, which includes Mr. Charles (as Senior Vice President of Finance and, as of January 1, 2016, Chief Financial Officer) and Mr. Glickman (as Chief Commercial Officer). The engagement of our new executive management team is vital to the success of Aralez following the completion of the Tribute Transaction.

Philosophy

The Pozen Compensation Committee was responsible for our executive compensation program during 2015. The Pozen Compensation Committee reviewed and approved all compensation paid to our named executive officers and was responsible for determining the most appropriate total executive compensation principles that govern such compensation. Pozen’s executive compensation principles for 2015 were based on the Pozen business strategy and business model and were designed to be competitive with Pozen’s peer group of companies and consistent with stockholder interests without encouraging unnecessary or excessive short-term risk. In 2015, the Pozen Compensation Committee focused the executive compensation program on (i) attracting the highly experienced management team that would be necessary to lead Pozen following the retirement of our founder and in connection with the complex and transformative combination with Tribute; (ii) retaining the personnel who would be vital to the successful completion of the Tribute Transaction and potential launch of YOSPRALA; and (iii) aligning the interests of the new management team with the interests of Pozen’s stockholders.

Objectives of Pozen’s Executive Compensation Program

Historically, the Pozen executive compensation program was designed to reward achievement of annual and long-term corporate goals, as well as individual goals that are supportive of Pozen’s corporate goals and strategic objectives. The named executive officers established and submitted annual corporate goals for the year to the Pozen Board for approval. These Board-approved annual business goals were based on calendar year objectives that were specific and measurable, and aligned with Pozen’s longer term strategic plan. The goals represented important corporate achievements and value drivers of Pozen, and generally involved progressing specific product candidates in the product development pipeline, achieving product regulatory milestones, achieving financial targets or progressing corporate strategic activities. The Pozen Compensation Committee would then evaluate the achievement of these goals, along with completion of other strategic activities and individual performance, and would use its discretion to determine annual adjustments to compensation and annual awards for our executive officers. The Pozen Compensation Committee recognized that internal, external and other extraordinary factors may lead to adjustments of corporate efforts that may not be reflected in the annual Board-approved corporate goals; therefore, the Pozen Compensation Committee used its judgment in completing a thorough review of annual corporate and personal performance before the annual awards were approved.

The Pozen compensation program was designed to provide higher levels of pay when executive and organizational performance exceeded the performance standards. Likewise, individual and organizational performance that fell short of the approved standards resulted in payments and overall compensation that were at the lower end of competitive market targets. The Pozen compensation programs were designed not only to reward past performance, but to provide incentives for continued high levels of executive performance, particularly through the multi-year vesting of equity awards. The Pozen Compensation Committee also considered the use of special performance based programs for longer term, key objectives, such as the PA32540 equity program which was implemented in 2011 and the PA8140 equity program which was implemented in 2012. Individual executives were reviewed annually to assess performance against their goals. All compensation decisions were guided by the overarching principle that the highest comparative levels of compensation should be paid to our highest performing executives.

The Pozen Compensation Committee’s approach to goal setting assisted in mitigating excessive risk-taking that could harm our value or reward poor judgment by our executives. Several features of the Pozen programs reflect sound risk management practices. The Pozen Compensation Committee allocated compensation among base salary and short and long-term compensation target opportunities in such a way as to not encourage excessive risk-taking. In addition, under the 2010 Plan, the Pozen Compensation Committee was permitted to provide a mix of equity award instruments that included performance-based equity awards, full value awards, as well as the multi-year vesting of equity awards, which mitigates risk and properly accounts for the time horizon of risk. The Pozen Compensation Committee determined that Pozen’s policies, practices, and programs do not create risks that are likely to have a material adverse impact on Pozen.

The Pozen Compensation Committee used a mix of salary and variable cash and equity-based incentives in its executive compensation program in order to motivate our executive officers to work to build long-term value for our stockholders. The Pozen Compensation Committee also believed that all employees should be owners of the Company, and all of our executive officers are stockholders or hold unvested equity-based incentive awards. As of December 9, 2015, Pozen’s executive officers (not including Dr. Plachetka) beneficially owned 5.3% of the outstanding shares of Pozen (not including unvested restricted stock units), which creates alignment with the stockholders.

Role of Pozen Compensation Committee and Compensation Consultant

In accordance with its charter, the Pozen Compensation Committee’s responsibilities included reviewing and approving Pozen overall compensation philosophy and the adequacy and market effectiveness of its compensation plans and programs; evaluating the performance of and reviewing and approving total compensation for its executive officers; and administering its equity-based and other incentive programs.

The Pozen Compensation Committee reviewed and determined its independence using factors set forth in applicable SEC and NASDAQ rules on an annual basis, and was comprised solely of independent directors and “outside directors” as determined under Section 162(m) of the Code and the applicable Treasury Regulations.

The Pozen Compensation Committee received staff support from members of our management. In addition, the Pozen Compensation Committee directly engaged Radford, an Aon Hewitt Company, or Radford, a leading compensation consultant, to assist the Committee in the performance of its duties. Radford has served as an advisor to the Pozen Compensation Committee since 2008 in connection with the compensation decisions for the executive officers. As part of its 2015 review of Pozen’s compensation programs, the Pozen Compensation Committee engaged Radford to assist with several compensation-related projects, including advice and peer data relating to the hiring of the new members of our management team, and an update of Pozen’s peer group to be more closely aligned to the estimated valuation of the combined entity following the completion of the Tribute Transaction. Other than services provided to the Pozen Compensation Committee, Radford did not perform any services for Pozen or any of its management in 2015. The Aralez Compensation Committee has continued to engage Radford to assist the Aralez Compensation Committee with the development of our executive compensation program and other compensation-related projects.

Role of Executive Officers in Determining Executive Compensation

The Pozen Compensation Committee was responsible for making all compensation decisions for the named executive officers in 2015. In the beginning of 2015, Dr. Plachetka, our former CEO, reviewed the performance of each of our other named executive officers employed by Pozen at such time and made recommendations regarding their compensation to the Pozen Compensation Committee. The annual goal setting process used by the Pozen Compensation Committee for the named executive officers other than our CEO involved establishing performance criteria supportive of Pozen’s annual corporate goals and included elements of participation and refinement by our named executive officers, with final agreement by our CEO. Each named executive officer’s goals were designed to require significant effort, cooperation and effectiveness in business plan execution in order to achieve the performance standards. After his appointment, Mr. Adams made recommendations to the Pozen Compensation Committee with respect to the compensation of the new members of our management team, including Mr. Charles and Mr. Glickman.

In evaluating our executive officers other than the CEO, the Pozen Compensation Committee relied in part on the input and recommendations of our CEO. In evaluating our former CEO’s compensation, the Pozen Compensation Committee considered, among other factors, an annual self-assessment submitted by our CEO, as well as a thorough review of corporate performance. The Aralez Compensation Committee intends to take the same approach in evaluating the performance of our new CEO. Our CEO is not present during the Compensation Committee’s deliberations or determinations of his compensation.

Peer Group and Benchmarking

Pozen has relied on survey data and information on compensation paid by comparable companies gathered by its compensation consultant, Radford, to benchmark its executive compensation programs. Radford conducts an independent review of the peer group selection criteria and specific companies at the Pozen Compensation Committee’s request. In selecting peer companies, the Pozen Compensation Committee considered a number of factors, including whether a potential peer has products on the market, whether a potential peer has executive positions of similar scope of responsibility, as well as whether investors might consider such company as a peer when considering investments in the Company. The Compensation Committee also considered the peer group criteria used by groups such as Institutional Shareholder Services (ISS) and Glass Lewis for making comparisons. In selecting the peer companies, the Pozen Compensation Committee determined that Pozen’s market cap and the fact that it has products on the market sold by licensees were the two most critical criteria for making pay comparisons. Because the institutional investor advisory firms select peer companies from broad industry categories and do not focus on companies with products on the market and with similar business models, we have found that there is only limited overlap between the Pozen peer group and those used by the institutional investor advisory firms.

The companies below were identified by Radford in 2013 as the Pozen peer group for purposes of compensation benchmarking and remained unchanged until September 2015.

AMAG Pharmaceuticals	ImmunoGen
BioDelivery Sciences International	LifeVantage
Cempra	Momenta Pharmaceuticals
Cryolife	Repligen
Cumberland Pharmaceuticals	SciClone Pharmaceuticals
Dendreon	Spectrum Pharmaceuticals

Depomed	Sucampo Phama
DURECT	Zogenix
Dyax

These companies were selected based on the following criteria:

·                  Market Capitalization: range of 50% to 200% of the Company’s then current valuation, approximately $100M to $500M.

·                  Publicly traded biopharmaceuticals/biotherapeutics companies with a product on the market, with consideration for the therapeutic area.

·                  Location: predominately east coast (as available).

Changes to Peer Group in 2015

In October 2015 and in preparation for the Tribute Transaction, the Pozen Compensation Committee engaged Radford to conduct an analysis of Pozen’s peer group and suggest updates to the peer group based on the business model of Aralez and the anticipated valuation of Aralez following the Tribute Transaction. A new peer group was selected based on the following criteria (reflecting projections as of October 2015):

·                  Commercial biopharmaceutical/specialty pharmaceutical companies, with no preference for location.

·                  Market Capitalization: range of 50% to 300% of the estimated post-deal market capitalization (estimated in October 2015 at $750 million).

·                  Revenue: range of 50% to 300% of the estimated post-deal annual revenue (estimated in October 2015 at $75 million).

·                  Preference for companies with fewer than 300 employees that meet the financial metrics set forth above.

Using these criteria, the Pozen Compensation Committee approved the following peer group for purposes of compensation benchmarking following the completion of the Tribute Transaction:

Aegerion Pharmaceuticals	Momenta Pharmaceuticals
ANI Pharmaceuticals	Osiris Therapeutics
Anika Therapeutics	Raptor Pharmaceutical Corp.
ARIAD Pharmaceuticals	Repligen
BioDelivery Sciences International	Retrophin
Eagle Pharmaceuticals	SciClone Pharmaceuticals
Enanta Pharmaceuticals	Spectrum Pharmaceuticals
ImmunoGen	Sucampo Pharmaceuticals
Intersect ENT	Supernus Pharmaceuticals
Ligand Pharmaceuticals	Vanda Pharmaceuticals

2015 Shareholder Say-on-Pay Vote

Pozen provides stockholders the opportunity to cast an annual, nonbinding advisory vote on executive compensation (a “say-on-pay proposal”). At the Annual Meetings of Stockholders held on June 4, 2014 and June 10, 2015, approximately 77% and 53%, respectively, of the votes cast on the say-on-pay proposal were voted in favor of the proposal. The Pozen Compensation Committee considered the outcome of Pozen’s say-on-pay votes when making future compensation decisions for the named executive officers. The Pozen Compensation Committee spent the portion of 2015 following the say-on-pay vote focusing on the executive compensation program as it related to the Tribute Transaction, and beginning to develop an executive compensation program for Aralez following the completion of the transaction, and soliciting specific feedback from stockholders. The input received from stockholders, as well as the Pozen say-on-pay vote results, have been considered by the Aralez Compensation Committee in the development of its the executive compensation programs.

Recruitment of New Management Team

On May 31, 2015, we appointed Adrian Adams as our Chief Executive Officer and Andrew I. Koven as our President and Chief Business Officer. Between April 2 and the date of their appointment, Mr. Adams and Mr. Koven served as consultants to Pozen. Mr Adams and Mr. Koven have been instrumental in the planning and execution of the Tribute Transaction and in the assessment of other potential strategic alternatives.

Mr. Adams is a highly qualified pharmaceutical executive with over 30 years of experience in the industry and a reputation for growing organizations by excellence in commercialization and executing on business development opportunities that deliver compelling growth and value for stockholders. Mr. Adams and Mr. Koven have worked together for more than 12 years and are a proven and successful management team. Mr. Adams previously served as Chief Executive Officer and President of Auxilium Pharmaceuticals Inc., a specialty pharmaceutical company, where Mr. Koven served as Chief Administrative Officer and General Counsel, until its acquisition by Endo International plc in January 2015. Mr. Adams also previously served as Chief Executive Officer of Neurologix, Inc., Inspire Pharmaceuticals, Inc., Sepracor, Inc., and Kos Pharmaceuticals, Inc., with Mr. Koven serving as President and/or Chief Administrative Officer and General Counsel during Mr. Adams’ tenure at each company.

We believe that Mr. Adams and Mr. Koven have a track record of success and the unique experience required to best position Aralez, to succeed, and to bring the greatest value to our stockholders. Mr. Adams and Mr. Koven have successfully led four public companies in our industry, and bring extensive global experience launching and commercializing innovative pharmaceutical products. The recruitment of Mr. Adams and Mr. Koven was vital for the success of Pozen and, ultimately, Aralez, and they have played a key role in facilitating the Tribute Transaction.

In making offers to engage Mr. Adams and Mr. Koven, the Pozen Compensation Committee recognized the need to be competitive with other offers these executives could receive in the marketplace, and, to induce them to join Pozen, granted one-time sign-on restricted stock unit awards (“RSUs”). The Pozen Board and Compensation Committee considered these RSU awards as one-time costs which are an investment for the future of Pozen and Aralez. Due to the state of Pozen’s business at the time, including the regulatory status of YOSPRALA and the need for commercial pharmaceutical experience, and the importance of securing the services of Mr. Adams and Mr. Koven, the Pozen Board determined the sign-on RSU grants based on a percentage of Pozen common stock outstanding rather than based on the grant date fair value. The Pozen Board granted RSUs equal to 5.4% of the equity of Pozen to Mr. Adams, and RSUs equal to 4.1% of the equity of Pozen to Mr. Koven. The RSUs will vest on an annual basis ratably over four years, subject to the continued service through the applicable vesting dates. The RSUs were made as “inducement grants” as permitted under the NASDAQ rules, and were not granted under the 2010 Plan.

The overall size of the RSU grants was determined through negotiations with Mr. Adams and Mr. Koven, and is comparable to grants to other recent CEO and senior executive hires of comparable companies and with the equity ownership of a CEO of a comparable company. In addition, these grants were essential to recruiting Mr. Adams and Mr. Koven, who had at that time already been deeply involved in the planning of the Tribute Transaction and who the Pozen Board believed were uniquely qualified to lead Pozen and, ultimately, Aralez. The Pozen Board determined that the size of the sign-on RSUs was appropriate considering Mr. Adams’ and Mr. Koven’s proven track record of success, the complexity of Aralez following the Tribute Transaction, and the special skills that are needed to lead a company with this level of complexity. These sign-on RSU awards also establish an immediate link between the executives and stockholder interest. Because a strategic plan had not yet been developed for the period after the Tribute Transaction, and because Mr. Adams and Mr. Koven would be important to the development of such strategic plan, the Board believed that meaningful performance goals could not be put in place for the sign-on RSUs and granted the sign-on RSUs with time-based vesting.

The sign-on RSUs are subject to the 15% excise tax imposed by Section 4985 of the Code upon the completion of Tribute Transaction. As described in further detail in the section beginning on page 54 entitled “Impact of the Tribute Transaction and Formation of Aralez—Section 4985 Tax Equalization”, the Pozen Board determined that Mr. Adams and Mr. Koven would receive an equalization payment to cover the amount of the excise tax and any additional taxes attributable to the equalization.

Following the appointment of Mr. Adams and Mr. Koven and the subsequent entry into the transaction agreements by Pozen, one of their first objectives was assembling a strong and experienced leadership team to position Pozen to a successful combination with Tribute and to lead Aralez as the new combined entity. In June and July 2015, we entered into employment agreements with several new executives, including Mr. Charles and Mr. Glickman. Mr. Glickman was appointed Pozen’s Chief Commercial Officer. Mr. Charles was appointed Pozen’s Senior Vice President, Finance, with the intention of becoming the Chief Financial Officer of Aralez, and was subsequently appointed Chief Financial Officer effective January 1, 2016. These new executives also each received a sign-on grant of 29,137 RSUs upon their engagement by Pozen, which vest on an annual basis ratably over four years, subject to their continued service through the applicable vesting dates, and a cash sign-on grant equal to $400,000 and $200,000 for Mr. Charles and Mr. Glickman, respectively. The sign-on RSUs granted to Mr. Charles and Mr. Glickman were granted under the 2010 Plan. The size of the cash sign-on grant and the sign-on RSU grant were determined through negotiation with the executives. During the negotiations with Mr. Charles and Mr. Glickman, the Pozen Compensation Committee recognized that any equity-based awards granted to the executives prior to the Tribute Transaction would be subject to the 15% excise tax imposed by Section 4985 of the Code. The Pozen Compensation Committee agreed to provide a tax equalization payment to Mr. Charles and Mr. Glickman, as described above.

In addition, in order to lower the costs associated with the sign-on RSU grants, the Pozen Compensation Committee only granted 25% of total number of RSUs that were intended to be eventually granted to Mr. Charles and Mr. Glickman at the time of hire, with the understanding that the additional 75% of the intended sign-on RSU award would be granted on or about the one-year anniversary of employment. Neither Mr. Charles nor Mr. Glickman had a legal, contractual, or enforceable right to any additional equity grants, and neither Pozen nor Aralez was obligated to grant additional RSUs to Mr. Charles or Mr. Glickman. Since the completion of the Tribute Transaction was delayed past the originally anticipated closing date, and the price of Pozen common stock fell between the executives’ dates of hire and the closing date, the Aralez Compensation Committee determined that the costs associated with the sign-on RSUs would be significantly lower than originally anticipated, and that the additional sign-on RSU award would provide retention and incentive benefits to Mr. Charles and Mr. Glickman and should not be further delayed. On February 12, 2016, the Aralez Compensation Committee granted each of Mr. Charles and Mr. Glickman an additional sign-on grant of 86,863 RSUs, which vest in four equal installments on the first, second, third and fourth anniversary of the executive’s date of hire, and agreed to provide a tax equalization payment with respect to the additional sign-on grant, as described above.

The terms of the employment agreements entered into with Messrs. Adams, Koven, Charles and Glickman are included in the narrative accompanying the Summary Compensation Table and Grants of Plan-Based Awards Table and the section beginning on page 65 entitled “Potential Payments on Termination and Change of Control”.

Departure of Dr. Plachetka

John R. Plachetka, Pozen’s founder, retired as Chairman, President, and Chief Executive Officer, and resigned as a director, effective June 1, 2015. In connection with Dr. Plachetka’s retirement from Pozen, Dr. Plachetka and the Pozen Board entered into a separation agreement and release detailing the severance payments and benefits that Dr. Plachetka would receive following his retirement.

The separation agreement also provides for a special performance-based stock option award to be granted to Dr. Plachetka in recognition of his efforts to secure approval of YOSPRALA by the FDA. Dr. Plachetka was granted stock options with a grant date fair value of $1 million. These options have a term of 10 years and may vest upon the achievement of certain milestones relating to the timing of the approval of YOSPRALA, as set forth in the separation agreement. Dr. Plachetka is also eligible to receive a cash bonus of up to $708,334 if YOSPRALA approval is obtained from the FDA within certain time frames set forth in the separation agreement, in lieu of certain forfeited long-term incentive plan awards. The Pozen Board determined that the performance-based stock options and cash bonus were appropriate to reward Dr. Plachetka for his efforts to secure FDA approval for YOSPRALA, even though the approval had not been obtained as of the date of his retirement. YOSPRALA has not yet been approved as of the date of this filing, and as a result, 25% of the stock option award and 25% of the cash bonus cannot be earned. Details regarding the separation agreement including the terms of the performance-based stock option and cash bonus, are set forth in the narrative accompanying the Summary Compensation Table and Grants of Plan-Based Awards Table and the section beginning on page 65 entitled “Potential Payments on Termination and Change of Control”.

Elements of Compensation

The primary components of the Pozen executive compensation program were:

·                  base salary;

·                  annual cash incentives;

·                  long-term incentives; and

·                  benefits.

In addition, employment agreements with each of our named executive officers provide for potential payments upon certain terminations of employment and upon a change of control of our company. Each of the four principal elements of the Pozen executive compensation program is discussed in the following paragraphs. The employment agreements are described in the narrative accompanying the Summary Compensation Table and Grants of Plan-Based Awards Table and the section beginning on page 65 entitled “Potential Payments on Termination and Change of Control”. The Pozen Compensation Committee believed that each of these compensation elements complements the others and that together they serve to achieve our compensation objectives.

In compensating our CEO and our other named executive officers, the Pozen Compensation Committee has historically sought to ensure stockholder alignment by providing competitive base salaries; annual performance-based cash incentives; and longer-term awards under our equity-based incentive programs that are all targeted at the median of the peer group.

Although all of Pozen’s full time, regular salaried employees were eligible to receive cash bonuses and equity-based compensation, the Pozen Compensation Committee historically placed a higher percentage of our CEO’s and other named executive officers’ total compensation “at risk”, as they have greater responsibility for, and a more direct impact on, overall corporate results.

Base salary

The base salary of our CEO and other named executive officers is intended to provide a level of assured cash compensation that is commensurate with their senior professional status and career accomplishments. Accordingly, their base salaries are designed to be competitive with similar positions within the biopharmaceutical industry. In addition to the peer group analyses undertaken by the Pozen Compensation Committee as described above, Pozen has participated in prior years in and have subscribed to the Radford Global Life Sciences Survey, which includes data from nearly 800 participating companies. The Pozen Compensation Committee relied on these tools as well as the advice of Radford to set base salaries for our named executive officers that are benchmarked to similar roles in the peer group.

The base salaries of Messrs. Adams, Koven, Charles and Glickman were negotiated at arms’ length in connection with their hiring. The Pozen Compensation Committee considered peer data during these negotiations, as well as the complexities of the Tribute Transaction, the potential size of Aralez following the transaction, and the extensive experience and successes of this management team. The initial base salary for Messrs. Adams, Koven, Charles and Glickman are $700,000, $450,000, $400,000 and $385,000, respectively.

Base salary adjustments include a combination of cost-of-living and merit increases, based on the executive’s performance of his or her key responsibilities and duties, and have historically been approved, communicated, and implemented in March of each year to allow for evaluation of the entire year, including Pozen’s financial performance. The Pozen Compensation Committee considered each executive officer’s self-assessment of annual performance in its base salary review process and took into account the CEO’s assessment of and recommendations with respect to each of the other executive officers. In addition, the Pozen Compensation Committee considered the market pay practices for the individual jobs.

In March 2015, the Pozen Compensation Committee evaluated Pozen’s performance and the individual performance of each executive officer. The Pozen Compensation Committee awarded Dr. Plachetka and Mr. Hodges an increase in their base salaries of approximately 3.0% over their base salaries in 2014. The 3.0% range used for salary adjustments is in line with the survey data to which we subscribe. These increases were in line with the increases provided to the broader employee population.

Annual cash incentives

In 2015 and prior years, the Pozen Compensation Committee’s practice has been to award annual cash incentives to our CEO and our other named executive officers on a discretionary basis based on a review of corporate and individual performance objectives. Our named executive officers have the opportunity to earn an annual cash incentive that is calculated as a percentage of the executive’s annual base salary. The target annual cash incentive level for each of our named executive officers for 2015 was as follows:

Adrian Adams	100%
John R. Plachetka	65%
William L. Hodges	40%
Andrew I. Koven	75%
Scott Charles	45%
Mark Glickman	45%

The target annual cash incentive level for each named executive officer is specified in his employment agreement. Annual cash incentive targets were set based upon advice from the Pozen Compensation Committee’s independent consultants and through negotiations with our executives when they were hired. Annual cash incentives are approved, communicated and paid by March 15 of each year in recognition of the achievement of goals and other contributions during the previous year to allow for evaluation of the entire year, including Pozen’s financial performance. If warranted in special circumstances, individual one-time discretionary bonuses may also be awarded during the course of the year.

In considering annual cash incentives, the Pozen Compensation Committee evaluated the annual performance of the CEO and each of the other named executive officers, focusing on the executive’s performance in his area or areas of functional responsibility as well as the achievement of Pozen’s annual corporate goals and other significant corporate accomplishments. The annual cash incentive has also been based on achievement of the executive’s individual goals for the year, which often have included individual development goals designed to facilitate professional growth and succession planning. Due to the focus on the Tribute Transaction during 2015, both the CEO and the other executives’ individual goals for 2015 were identical to Pozen’s overall corporate goals set forth below:

·                  Complete the Tribute Transaction (assuming stockholder approval);

·                  Develop a commercialization strategy to launch YOSPRALA in 2016 and execute the related 2015 activities;

·                  Complete all supply chain activities, including developing an alternate API supplier and regulatory filing, to obtain regulatory approval and allow a 2016 launch of YOSPRALA; and

·                  Develop the Aralez Pharmaceuticals Strategic Plan and complete the 2015 activities.

These corporate goals were not assigned specific weightings. The Pozen Compensation Committee also took into account the recommendations of the CEO in determining the annual cash incentives for our other named executive officers. Annual cash incentives have been utilized to drive annual performance based upon the establishment and agreement of annual goals. The level of the annual cash incentive could also be impacted by other accomplishments during the year.

In March 2016, the Aralez Compensation Committee reviewed Pozen’s performance during 2015 to determine the annual cash incentive awards that were earned by the legacy Pozen executives, including our named executive officers. The Aralez Compensation Committee determined that the corporate goals relating to the commercialization strategy for YOSPRALA and the development of the Aralez strategic plan were completed during 2015. However, the corporate goal relating to the supply chain activities relating to YOSPRALA was not completed during 2015, and the Tribute Transaction was not completed until the first quarter of 2016. In making its determination as to the level that the annual cash incentive would be funded for 2015, the Aralez Compensation Committee recognized that the delay of the completion of the Tribute Transaction was due to unanticipated circumstances, and that our management team took all necessary steps to effect the completion of the Tribute Transaction. The Aralez Compensation Committee determined that, because only two of the four corporate goals were fully completed, and a third goal was incomplete only due to outside factors, it would be fair and reasonable to fund the 2015 bonus pool at 60% of the target level. As a result of this determination, Mr. Hodges received an annual cash incentive award of $89,709, which is equal to 60% of his target annual cash incentive.

Each of our newly hired executives, including our CEO, negotiated a guaranteed minimum bonus for 2015 equal to the individual’s target annual cash incentive, pro-rated for the portion of 2015 in which he was performing services. For Messrs. Adams, Koven, Charles, and Glickman, the guaranteed minimum bonus is $408,333, $196,875, $77,500 and $90,956, respectively, which reflects the target bonus, pro-rated for the portion of 2015 in which he was performing services. The Aralez Compensation Committee determined that these executives would not receive annual cash incentives in excess of the minimum guaranteed bonuses that were negotiated at the time of hire, and Messrs. Adams, Koven, Charles and Glickman each received the minimum guaranteed bonus listed above with respect to the 2015 fiscal year.

Equity and other long-term incentive compensation

Stock-based incentives have been a key component of the Pozen executive compensation program and have historically been provided to all of Pozen’s full-time employees. In 2015 and prior years, it was Pozen’s practice to grant equity awards annually after careful review of corporate and individual performance. If the corporate goals were achieved, the equity pool was funded at the target level for all employees. The Pozen Compensation Committee also evaluated the corporate and individual performance of the CEO and other named executive officers and awarded annual equity grants based upon performance and evaluation of market practices of the peer companies. Pozen traditionally vested these awards over four years to include a retention element to the awards.

Stock options and other long-term equity incentive awards were granted by Pozen under the 2010 Plan. Following the completion of the Tribute Transaction, no further awards will be granted under the 2010 Plan. Future equity and equity-based awards will be granted under the Aralez Pharmaceuticals Inc. 2016 Long-Term Incentive Plan. Stock options generally have a ten-year term and vest over a number of years based on continued employment. Vesting for service based stock options awarded to our executive officers has typically been 25% annually over four years from the date of grant. Stock options were granted at an exercise price equal to the closing price of Pozen common stock on the date of grant. Accordingly, the actual value an executive will realize is tied to future stock appreciation and is therefore aligned with corporate performance and stockholder returns. Pozen has also used restricted stock units for annual and performance-based awards to ensure all employees, including our named executive officers, are true owners of the Company.

Each year prior to 2015, the Pozen Compensation Committee determined the level of long-term incentive award opportunity to be provided to our executive officers. In determining the target opportunity and amount of the awards, the Pozen Compensation Committee evaluated factors that contribute to overall corporate growth and development and to increasing long-term stockholder value, such as progression of our drug development pipeline, licensing deals, regulatory approval, stock price movement relative to our peers, execution of and/or progress toward fulfilling our long-term strategic plan, as well as the executive’s performance and contribution to our annual and long-term strategic goals, and each executive officer’s achievement of his or her individual goals and objectives, which are the same goals and objectives which serve as the basis for the award of annual cash incentives described above. The Pozen Compensation Committee could, at its discretion, consider both the achievement of the annual Board-approved corporate goals and other significant corporate accomplishments during the year. For the named executive officers other than the CEO, the Pozen Compensation Committee also took into account the recommendations of the CEO in determining the amount of the grant to each executive officer.

Prior to the closing of the transaction, the Pozen Compensation Committee generally granted long-term incentives at the end of December after evaluation of performance for the calendar year. In accordance with this practice, on December 31, 2014, certain executive officers were granted restricted stock units, and Dr. Plachetka was granted a long-term incentive award consisting of a mix of cash and restricted stock units. However, due to the changes to the management team and the Tribute Transaction, no grants of equity compensation were made to our named executive officers in 2015, except for the sign-on restricted stock units described below and the performance-based stock options granted to Dr. Plachetka in connection with his retirement.

The employment agreements with the new executive management team, including Messrs. Adams, Koven, Charles and Glickman, provide that 50% of the annual equity award will become vested on an annual basis ratably over four years and 50% will vest based on performance criteria.

Sign-On Restricted Stock Units.

Pozen has also granted equity awards in connection with the hiring of certain executives, in order to recruit the executives and to give the new executives an ownership stake upon their hire. The Pozen Compensation Committee did not have a policy as to the size or the terms of sign-on equity grants, and sign-on grants were historically made on a case-by-case basis, and through negotiation with the executives. In connection with the hiring of Pozen’s new management team, the Pozen Board and Compensation Committee granted certain sign-on RSU awards to Messrs. Adams, Koven, Charles and Glickman, which are described above in the section beginning on page 47 entitled “Recruitment of New Management Team” and also in the narrative accompanying the Summary Compensation Table and Grants of Plan-Based Awards Table.

Procedures and Policies for Granting Equity-based Awards

As described above, the Pozen Compensation Committee approved the grant of all stock options and other awards to our CEO and other executive officers, as well as to the non-employee members of the Pozen Board. New-hire grants for our executive officers are approved by the Pozen Compensation Committee prior to employment and are granted on the date of hire. Annual equity awards to our named executive officers, as well as to all employees, were historically granted in December of the year under review after an evaluation of performance for the year. No equity awards were awarded to our named executive officers in December 2015. In cases where equity awards were granted as a result of certain material achievements, such grants were issued no earlier than two days after the public announcement of the material information. In all cases, stock options were granted at exercise prices equal to the closing price of our stock as reported on NASDAQ on the date of grant.

Under the 2010 Plan, the Pozen Compensation Committee could determine that an equity award would be considered “qualified performance compensation” under Section 162(m) of the Code provided that certain criteria set forth in the 2010 Plan were met. As permitted under the 2010 Plan, the Pozen Compensation Committee delegated to the CEO the authority to grant up to a specified aggregate number of stock options and RSUs to new non-executive officer employees upon commencement of employment in accordance with a specified schedule of numbers of stock options or RSUs per grant, based on hiring position.

These stock options were granted by the Pozen Compensation Committee with an exercise price equal to the closing price of Pozen common stock on the grant date and the stock options or RSUs were granted with vesting and other terms consistent with standard forms of option or RSU agreement approved for use under the 2010 Plan. Any grants at levels above the schedule or otherwise not on such authorized terms were required to be approved by the Compensation Committee.

Benefits; Perquisites

Benefits offered to our named executive officers serve as a safety net of protection against financial catastrophes that can result from illness, disability or death. Benefits offered to our named executive officers are substantially the same as those offered to all of our regular full-time employees.

We maintain a 401(k) plan for our employees, including our named executive officers, to encourage our employees to save some portion of their cash compensation for their eventual retirement. Pursuant to a discretionary employer match, in 2015 Pozen matched all employee contributions at 50% up to the IRS imposed limit. The IRS maximum allowable contribution in 2015 was $18,000 with an additional $6,000 allowed for employees who are 50 years old or older. Pozen has also historically increased its employees’ base salary, including our named executive officers’, for the cost of group long-term disability insurance coverage to allow the premium to be employee paid, and provided a group life insurance benefit in a coverage amount equal to two times the employee’s annual base salary, to a maximum of $750,000. Our named executive officers participate in these programs on the same terms and conditions as our other employees.

Perquisites

Pozen provided certain additional perquisites to its former CEO which were negotiated at the time Dr. Plachetka became CEO. These perks included the payment of life and disability insurance premiums above the level provided to our other employees, and reimbursement of certain expenses associated with its former CEO’s tax and estate planning. Mr. Adams and Mr. Koven also negotiated for payment of their legal fees in connection with their engagement by Pozen. The aggregate compensation value of these benefits is shown in the “All Other Compensation” column in the Summary Compensation Table.

Post-employment Benefits

We do not offer post-employment health or life insurance to our named executive officers other than to the extent such benefits are payable pursuant to their employment agreements as described below under “Severance and Change of Control Benefits”.

Severance and Change of Control Benefits

Providing reasonable severance benefits to our named executive officers in the context of termination by us without cause or by the executive for good reason (as defined in their employment agreements), either in connection with a change of control or otherwise, is an important part of maintaining a competitive executive compensation program and contributes to our ability to attract and retain high quality executives. In part, this reflects a recognition that it may be difficult for a senior executive to find a comparable position in a relatively short period of time following termination of employment. Providing reasonable protections to our named executive officers in the event of a change of control is helpful in aligning our executives’ interests with those of our stockholders in the event a potential change of control situation should occur.

Pozen entered into employment agreements with our named executive officers, and we maintain a severance plan for employees of Pozen hired prior to March 31, 2015. These agreements and the plan require that we provide severance and related benefits in the event of a termination of employment or a change of control. In connection with negotiating these provisions in our executives’ employment agreements, the Pozen Compensation Committee received advice from its consultants as to practices and levels of such benefits among comparable companies. These provisions and benefits, as well as an estimate of the dollar value of these benefits that would be payable to our executive officers under specified assumed conditions and the dollar value of the benefits provided to Dr. Plachetka upon his retirement, are described in the section beginning on page 65 entitled “Potential Payments on Termination and Change of Control.”

In addition, in connection with the entry into the transaction agreements, the Pozen Board adopted the POZEN Inc. Employee Severance Plan and Summary Plan Description (the “Severance Plan”) to provide severance benefits to eligible employees of Pozen whose employment is terminated involuntarily under certain circumstances. All employees employed by Pozen as of March 31, 2015 are covered by the Severance Plan, including Mr. Hodges. The benefits provided under the Severance Plan are in lieu of, and not in addition to, any severance pay or benefits Mr. Hodges would be entitled to under his employment agreement. Our other executive officers are not covered by the Severance Plan. A description of the payments and benefits under the Severance Plan, including an estimate of the dollar value of these benefits that would be payable to Mr. Hodges upon an involuntary termination, are described in the section beginning on page 65 entitled “Potential Payments on Termination and Change of Control.”

Impact of the Tribute Transaction and Formation of Aralez

During 2015, the Pozen Board and Compensation Committee paid close attention to the executive compensation matters that arose as a result of the Tribute Transaction. Retaining critical members of our management team through the closing of the transaction is key to the success of the transaction and of Aralez. Pozen’s Board and Compensation Committee took steps to encourage the retention of these individuals, and considered the increased tax burden on our named executive officers relative to the other stockholders due to the structure of the Tribute Transaction.

Section 4985 Tax Equalization

Section 4985 of the Code imposes a 15% excise tax on the value of certain equity compensation held during the period commencing six months before and ending six months after the closing of the Tribute Transaction by individuals who are and/or were directors and executive officers of Pozen and are or were subject to the reporting requirements of Section 16(a) of the Exchange Act during the same period. This excise tax applies to all compensation (or rights to compensation) granted to such persons by Pozen if the value of such compensation or right is based on (or determined by reference to) the value of stock in Pozen or its affiliates (but excluding statutory incentive stock options and holdings in tax-qualified plans). This includes: (i) unexercised vested or unvested time-based and performance-based nonqualified stock options; (ii) unvested restricted stock; (iii) unvested RSUs; and (iv) other stock-based compensation held by such persons during this 12-month period. The excise tax, however, will not apply to any stock option that is exercised on or prior to the closing date of the Tribute Transaction or any other stock compensation that is distributed, cashed-out, or otherwise paid in a manner resulting in income inclusion (for U.S. purposes) prior to the closing of the transaction.

The Pozen Board carefully considered the potential impact of the excise tax on Pozen’s executive officers and directors at the time it approved the Tribute Transaction and reviewed the approach taken by other issuers in similar transactions, including in transactions where executive officers and directors were reimbursed for excise tax applicable as a result of the transaction. The financial analysis considered by the Pozen board of directors at the time the Tribute Transaction was approved included an estimate of potential excise tax equalization payments.

The Pozen Compensation Committee held several meetings to consider the excise tax matter. Under the current understanding of Section 4985 of the Code, the Pozen Compensation Committee determined that there were four viable alternatives with respect to the treatment of the excise tax payable by the executive officers and directors:

·                  Provide an equalization payment to the Pozen executive officers and directors for the amount of the excise tax and for any additional taxes attributable to equalization.  We refer to these payments as tax equalization payments. Providing the Pozen executives and directors with a tax equalization payment would have the highest cost to Pozen but would ensure that all of the incentive and retention aspects of the equity awards remain in place.

·                  Accelerate the vesting for some or all of the outstanding awards.  Accelerating the vesting of some or all of the Pozen stock options and RSUs would reduce the value of the equity compensation subject to the excise tax. Pozen could then reimburse the excise tax and additional taxes attributable to equalization for only awards that are not accelerated. This alternative would reduce the tax equalization payments and lower the cost to Pozen, but would also reduce the incentive and retention value of the awards.

·                  Convert outstanding awards into cash-based awards not tied to the performance of Pozen stock.  This alternative would eliminate those new awards from the applicability of the excise tax, but only if the Tribute Transaction closed more than six months after the conversion of the awards and Pozen would still be required to make significant cash payments at the time of vesting.

·                  Take no action at all.  While there would be no cash cost to Pozen, this alternative would result in the Pozen executive officers and directors being subject to the 15% excise tax, and not receiving the intended benefits of the awards, and indeed being unfairly penalized financially, as a result of the imposition of an excise tax that was not contemplated when many of the awards were issued.

Based upon the advice of its independent advisers, as well as reports from management of Pozen, including an examination on the potential impact of the excise tax on Pozen’s executive officers and directors, the Pozen Compensation Committee determined to take the following actions: (i) accelerate the vesting of the outstanding equity awards for the legacy Pozen employees (including Mr. Hodges); (ii) provide a tax equalization payment for the new management team officers (including Messrs. Adams, Koven, Charles and Glickman); (iii) provide a tax equalization payment to executive officers and directors for any vested stock options that are “underwater” at the completion of the Tribute Transaction (i.e., the strike price is above the stock price on the day of the transaction); and (iv) provide a tax equalization payment to the directors for outstanding unvested RSUs that are being assumed and converted. The Pozen Compensation Committee determined this would be appropriate for the following reasons:

·                  There should be no financial penalty to the executive officers and directors.  Since the Tribute Transaction was pursued for the benefit of all of Pozen’s stockholders, the Pozen Compensation Committee determined that the executive officers should not be financially penalized, relative to Pozen’s stockholders in general, for either their efforts to complete the Tribute Transaction or their mere status as individuals covered by Section 4985 of the Code. The Pozen executive officers and directors were responsible for consummating the Tribute Transaction, which will benefit Pozen’s stockholders, and should not be penalized for creating these benefits. The tax equalization payment will put the Pozen executive officers and directors in the same net after tax position they would have been in if no such excise tax had been applied. All Pozen executive officers and directors will still be subject to applicable income and capital gains taxes on these equity awards when due.

·                  The awards held by the recently hired executive officers were meant to retain their services.  Acceleration of these awards could avoid any potential excise tax, but would not serve to retain these executives. It is vital for Pozen and Aralez to retain the services of these highly skilled executives in order to realize the strategic benefits of the Tribute Transaction. If these executives were forced to pay the excise tax on their recently granted equity awards, Pozen and Aralez would need to offer additional incentives to make up for the loss of compensation, or else risk losing these talented executives during a key time for the company.

·                  Converting the awards into cash-based awards was not appropriate.  This would require a large outlay of cash at the time of the ultimate payment of the awards and would not provide the intended benefit if the Tribute Transaction closed prior to the end of 2015 as originally anticipated (in which event the excise tax still would be payable, notwithstanding the conversion of the awards).

·                  Acceleration for legacy officers would reduce the potential tax equalization payments.  This split approach, acceleration of some awards and tax equalization payments for other awards, provides a good balance between reducing the cash costs payable and maintaining a significant portion of the outstanding equity awards for both long-term incentive and retention purposes. The Pozen Compensation Committee estimated that the acceleration of the awards held by legacy officers would reduce the aggregate tax equalization payments by approximately $0.6 million.

For all new executive officers and directors, the Pozen Compensation Committee and Board approved the payment by Pozen of a tax equalization payment in the amount of the excise tax payable with respect to the equity compensation that remained unvested as of the closing of the Tribute Transaction, and the additional sign-on RSUs granted in February 2016, as well as any additional taxes payable by the current executive officers as a result of equalization. The Pozen Compensation Committee and Board also approved the payment of tax equalization payments to the legacy executive officers and directors for the excise tax and the attendant related taxes for any vested stock options that were underwater at the time of the completion of the Tribute Transaction.

Retention Program

On June 19, 2015, the Pozen Board approved a retention program designed to retain certain Pozen employees so they could complete critical activities and transition their duties to new Aralez employees after the completion of the transaction between Pozen and Tribute. The retention program ensures that the Pozen legacy management team will remain committed during the difficult and uncertain period of transition.

Mr. Hodges participates in the retention program, and entered into a retention agreement on June 19, 2015. Pursuant to the retention agreement Mr. Hodges received an upfront payment of $240,000 as an incentive to remain with Pozen through the completion of the Tribute Transaction. He is eligible to receive an additional payment of $240,000 on or before April 1, 2016, provided that he is employed on such date and that he has achieved certain pre-determined performance conditions. For Mr. Hodges, these performance conditions consist of assisting in the financial and accounting activities related to the Tribute Transaction, leading Pozen’s U.S. finance and accounting operations through the end of the 2015 fiscal year, and completing the 2015 audit. In addition, Mr. Hodges is expected to assist in developing new accounting and compliance systems for Aralez and transition of his duties to Mr. Charles no later than April 1, 2016.

Stock Ownership Guidelines

Employee ownership is a core value of our operating culture, and we believe that stock ownership encourages our executives to create value for our stockholders over the long term, and promotes retention and affiliation with the Company by allowing our employees to share in our long-term success while aligning employee and executive interests with those of our stockholders. To reflect this commitment to employee ownership, the Pozen Board adopted stock ownership guidelines for the CEO of six times base salary, as well as a stock retention policy for all named executive officers requiring such officers to retain at least 50% of the total equity credited from grants of equity awards (net of amounts required to pay taxes and exercise prices) while such individual remains a named executive officer. As of March 15, 2016, Mr. Adams owned shares of Aralez with a value greater than seven times his 2016 base salary. We expect that the newly hired members of our management team will comply with the stock retention policy when their equity awards vest.

Anti-Hedging/Anti-Pledging Policy

Certain short-term or speculative transactions in our securities by directors or executive officers create the potential for heightened legal risk and/or appearance of improper or inappropriate conduct involving our securities. As a result, we do not allow any director or executive officer to hedge the economic risk of his or her ownership of Aralez stock, which includes entering into any derivative transaction on Aralez stock (e.g., any short-sale, forward, option, collar). Further, we do not allow any director or executive officer to pledge Aralez securities at any time, which includes having Aralez stock in a margin account or using Aralez stock as collateral for a loan.

Clawback of Incentive Compensation

The Pozen Board adopted an incentive-based compensation recovery policy, which remains in effect at Aralez, that applies to all executives, including the named executive officers. The policy relates to the recoupment of incentive compensation awarded to these executives if there is a restatement of published financials.

Tax and Accounting Implications

In setting elements of compensation, the Pozen Compensation Committee considered the impact of the following tax and accounting provisions:

·                  Section 162(m).  In making compensation decisions, the Pozen Compensation Committee was mindful of the potential impact of Section 162(m) of the Code, which generally disallows a tax deduction to public companies for certain compensation over $1 million paid in any year to its chief executive officer and its three most highly compensated executive officers (other than its chief executive officer and chief financial officer). Qualifying performance-based compensation is not subject to this deduction limit if certain requirements are met. The Pozen Compensation Committee generally sought, where feasible, to structure the incentive compensation granted to our named executive officers in a manner that is intended to minimize or eliminate the impact of Section 162(m) of the Code. However, the Pozen Compensation Committee has at times elected to make awards that are subject to the Section 162(m) deduction limit, such as time-based restricted stock units or cash awards, when it believed that such awards were appropriate to attract and retain top-quality executives or otherwise achieve its compensation objectives.

Also, under Section 162(m)(4)(G) of the Code, the $1 million compensation deduction limitation referenced above is reduced (but not below zero) by the amount of any payment made directly or indirectly by Pozen or Aralez of the excise tax imposed on those employees under Section 4985 of the Code. As discussed above in the section beginning on page 54 entitled “Impact of the Tribute Transaction and Formation of Aralez—Section 4985 Tax Equalization,” our named executive officers became eligible to receive a payment following the completion of the Tribute Transaction. The Pozen Compensation Committee considered the impact of the tax equalization payments on the deduction limitation under Section 162(m) of the Code, but determined that the tax equalization payments are appropriate.

·                  Section 409A.  Section 409A of the Code, which governs the form and timing of payment of deferred compensation, generally changes the tax rules that affect most forms of deferred compensation that were not earned and vested prior to 2005. It also expands the types of compensation that are considered deferred compensation subject to these regulations. Section 409A imposes sanctions, including a 20% penalty and an interest penalty, on the recipient of deferred compensation that does not comply with Section 409A. The Pozen Compensation Committee considered the potential implications of Section 409A of the Code in determining the form and timing of compensation awarded to our executives.

·                  Sections 280G and 4999.  Pre-2009 employment agreements, including the employment agreements with Dr. Plachetka and Mr. Hodges, provide for tax protection in the form of a gross-up payment to reimburse the executive for certain excise taxes imposed under Section 4999 of the Code as well as additional taxes resulting from such reimbursement. Section 4999 of the Code imposes a 20% excise tax on each executive who receives “excess parachute payments” in connection with a change of control, and Section 280G disallows the tax deduction to the company of any amount of an excess parachute payment that is contingent on a change of control. Payments as a result of a change of control that exceed three times the executive’s base amount (the average annualized taxable compensation for the five preceding years) may be considered excess parachute payments, and the excise tax is imposed on the parachute payments that exceed the executive’s base amount. The intent of the tax gross-up is to provide a benefit without a tax penalty to our executives whose employment terminates in connection with a change of control. The Pozen Compensation Committee considered the adverse tax liabilities imposed by Sections 280G and 4999, as well as other competitive factors, when it structured pre-2009 post-termination benefits for our executive officers. In any agreements executed after January 1, 2009, the gross-up payment has been eliminated, and there is no gross-up payment provision in the employment agreements with Messrs. Adams, Koven, Charles or Glickman.

·                  Accounting Rules.  Various rules under generally accepted accounting principles determine the manner in which grants for equity-based and other compensation are accounted for in our financial statements. Pozen records compensation expenses with respect to equity awards in accordance with FASB ASC Topic 718. Among the factors it has considered when making compensation decisions for our named executive officers, the Pozen Compensation Committee has taken into account the accounting treatment under FASB ASC Topic 718 of equity-based and alternative forms of compensation.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by, or with regard to stock awards and options, the grant date fair value of such awards granted during the fiscal years ended December 31, 2015, 2014 and 2013 to our named executive officers.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation(4)		All Other Compensation ($)		Total ($)
Adrian Adams	2015	$410,217	—	$14,858,944	—	$408,333		$197,882	(5)	$15,875,376
Chief Executive Officer
John R. Plachetka, Pharm D.	2015	$416,522	—	—	$1,000,000	—		$3,540,988	(7)	$4,957,510
Former Chairman,	2014	$609,620	—	$1,433,212	—	$1,783,150	(6)	$68,252	(7)	$3,894,234
President, and Chief	2013	$591,877	—	$424,997	—	$1,657,700	(6)	$51,990	(7)	$2,726,564
Executive Officer
William L. Hodges	2015	$376,698	—	—	—	$329,709		$12,000	(8)	$718,407
Former Chief Financial	2014	$363,602	—	$402,000	—	$108,225		$11,500	(8)	$885,327
Officer; Senior Vice	2013	$353,065	—	$121,400	—	$140,100		$11,500	(8)	$626,065
President, Finance
Andrew I. Koven	2015	$264,383	—	$11,281,789	—	$196,875		$221,919	(9)	$11,964,966
President and Chief
Business Officer
Scott Charles	2015	$175,572	$400,000	$355,471	—	$77,500		—		$1,008,543
Senior Vice President,
Finance
Mark Glickman	2015	$204,321	$200,000	$362,464	—	$90,956		$9,660	(8)	$867,401
Chief Commercial Officer

(1)             Mr. Adams and Mr. Koven joined Pozen on May 31, 2015. Mr. Charles joined Pozen on July 27, 2015 as Senior Vice President, Finance. Mr. Glickman joined Pozen on June 22, 2015. Dr. Plachetka retired from Pozen on June 1, 2015. Mr. Hodges resigned as Chief Financial Officer of Pozen effective January 1, 2016, but remains employed as Pozen’s Senior Vice President, Finance. Mr. Charles was appointed Chief Financial Officer of Pozen effective January 1, 2016.

(2)             The amounts included in this column are the sign-on awards paid to Mr. Charles and Mr. Glickman at the time of hire.

(3)             The amounts included in this column are the dollar amounts representing the full grant date fair value of each stock option or RSU award, as applicable, calculated in accordance with FASB ASC Topic 718 and do not represent the actual value that may be recognized by the named executive officers upon option exercise or settlement of the RSU award. For information on the valuation assumptions used in calculating this amount, see Note 6 to Pozen’s audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC.

(4)             This amount represents the amount that was earned based on performance objectives identified at the beginning of the performance period in 2015, 2014 and 2013, as applicable. The awards for Messrs. Adams, Koven, Charles and Glickman were guaranteed at the target level, pro-rated for the portion of 2015 in which they were employed by Pozen. Dr. Plachetka was not eligible to receive a 2015 annual cash incentive award. For Mr. Hodges, the amount shown in this column for 2015 also includes the $240,000 of the retention award that vested and was paid in 2015.

(5)             This amount includes $8,405 in employer matching contributions to 401(k) plan and $98,907 for reimbursement of legal fees, and $90,570 for the related tax gross-up.

(6)             This includes annual cash incentive awards earned in 2014 and 2013 and amounts earned as long-term cash incentive awards (“LTIA”) granted for 2014 and 2013. Included in 2014, the cash performance award was $295,650 and the LTIAs were $850,000 on March 15th and $637,500 on December 31st. For 2013, the cash performance award was $382,700 and the LTIA was $1,275,000. Each individual LTIA grant has a payout over a three-year time-based vesting schedule. The 2014 LTIAs vests one-third per year beginning on the first anniversary of one award’s March 15, 2014 grant date and one-third per year beginning on the first anniversary of one award’s December 31, 2014 grant date. The 2013 LTIA vests one-third per year beginning on the first anniversary of the award’s March 15, 2013 grant date. For 2014 and 2013, the full value of the LTIA is included in the year of grant even though the payment is not made until a later year. Dr. Plachetka forfeited a portion of the LTIAs granted in 2014 with a value of $708,334 upon his resignation.

(7)             This amount includes the following:

·                   2015: $12,000 in employer matching contributions to 401(k) plan; $19,168 for payment of supplemental life and disability insurance premiums; $30,000 for reimbursement of certain expenses associated with Pozen’s former CEO’s tax and estate planning; and $44,664 for the related tax gross-up. Also includes cash severance accrued upon resignation with a value of $3,435,156.

·                   2014: $11,500 in employer matching contribution to 401(k) plan; $17,763 for payment of supplemental life and disability insurance premiums; $11,946 for reimbursement of employment agreement related legal fees and expenses for tax, estate and financial planning services, and $27,043 for the related tax gross-up.

·                   2013: $11,500 in employer matching contribution to 401(k) plan; $16,353 for payment of supplemental life and disability insurance premiums; $6,584 for reimbursement of employment agreement related legal fees and expenses for tax, estate and financial planning services, and $17,553 for the related tax gross-up.

(8)             The amounts shown in this column reflect an employer matching contribution to 401(k) plan.

(9)             This amount includes $3,822 in employer matching contributions to 401(k) plan and $98,907 for reimbursement of legal fees, and $119,190 for the related tax gross-up.

Grants of Plan-Based Awards in 2015

The following table provides additional information about awards granted to our named executive officers in 2015.

Name	Award Type(1)	Grant Date	Date of Board/ Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards: Target ($)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards: Target (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Adrian Adams	AIC	—	—	$408,333	—	—	—	—	—
	RSU	5/31/2015	5/31/2015	—	—	1,944,888	—	—	$14,858,944
John R. Plachetka, Pharm D.	AIC	—	—	$408,462	—	—	—	—	—
	OPT	8/27/2015	5/31/2015	—	—	—	154,486	$8.83	$1,000,000
	LTI	—	—	$708,334	—	—	—	—	—
William L. Hodges	AIC	—	—	$149,515	—	—	—	—	—
	RET	—	6/19/2015	$480,000	—	—	—	—	—
Andrew I. Koven	AIC	—	—	$196,875	—	—	—	—	—
	RSU	5/31/2015	5/31/2015	—	—	1,476,674	—	—	$11,281,789
Scott Charles	AIC	—	—	$77,500	—	—	—	—	—
	RSU	7/27/2015	6/19/2015	—	—	29,137	—	—	$355,471
Mark Glickman	AIC	—	—	$90,956	—	—	—	—	—
	RSU	6/22/2015	6/19/2015	—	—	29,137	—	—	$362,464

(1)             Award types are as follows: AIC is an annual incentive cash award, LTI is a long-term incentive cash award, OPT is a stock option, RSU is a restricted stock unit, and RET is a cash retention award.

(2)             Each annual cash incentive award amount represents the individual’s current salary multiplied by their target bonus opportunity. For each of Messrs. Adams, Koven, Charles and Glickman, the amount reflects his guaranteed minimum annual cash incentive award for 2015 equal to the target bonus opportunity pro-rated for the portion of 2015 in which he was performing services. Dr. Plachetka forfeited his right to an annual cash incentive award upon his retirement. The long-term incentive cash award represents the maximum amount that Dr. Plachetka will be entitled to receive under his separation agreement if YOSPRALA approval is obtained from the FDA within certain time frames: 100% vesting if YOSPRALA is approved by December 31, 2015; 75% if YOSPRALA approval is obtained between January 1, 2016 and March 31, 2016; and 50% if YOSPRALA approval is obtained between April 1, 2016 and June 30, 2016. The long-term incentive cash award is forfeited if YOSPRALA approval is not obtained by June 30, 2016. As of the date of this prospectus, YOSPRALA has not been approved by the FDA, so 25% of the long-term incentive cash award has been forfeited. The cash retention award represents the total amount Mr. Hodges is eligible to receive under his retention agreement: $240,000 was paid on the date of the retention agreement, and the remaining $240,000 is payable on or before April 1, 2016 provided that he has completed certain pre-determined performance conditions.

(3)             The RSU awards for Mr. Adams and Mr. Koven were made as “inducement grants” under the NASDAQ rules. The RSU awards for Mr. Charles and Mr. Glickman were granted under the 2010 Plan. The RSU awards vest in four equal annual installments, on the first, second, third, and fourth anniversary of the date of grant.

(4)             The stock option award becomes exercisable upon the achievement of certain milestones relating to the timing of the approval of YOSPRALA: 100% become exercisable if YOSPRALA is approved by December 31, 2015; 75% if YOSPRALA approval is obtained between January 1, 2016 and March 31, 2016; and 50% if YOSPRALA approval is obtained between April 1, 2016 and June 30, 2016. The stock option award is forfeited if YOSPRALA approval is not obtained by June 30, 2016. As of the date of this prospectus, YOSPRALA has not been approved by the FDA, so 25% of the stock options will not become exercisable.

(5)             The amounts included in this column are the dollar amounts representing the full grant date fair value of each option or RSU, as applicable, calculated in accordance with FASB ASC TOPIC 718, and do not represent the actual value that may be recognized by the named executive officers upon option exercise or vesting of RSUs. For information on the valuation assumptions used in calculating this amount, see Note 6 to Pozen’s audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC.

Employment and other Agreements

During 2015, each of our named executive officers was employed pursuant to employment agreements with us. New agreements were entered into with Messrs. Adams, Koven, Charles and Glickman. Each employment agreement specifies, among other things, the named executive officer’s initial base salary, bonus opportunity, entitlement to participate in the company’s benefits plans and post-termination benefits and obligations. The post-employment benefits are described in the section entitled “Potential Payments on Termination and Change of Control” beginning on page 65. Dr. Plachetka retired during 2015, and was provided severance benefits pursuant to his separation agreement. Mr. Hodges, in addition to his employment agreement, participated in the Severance Plan, and was awarded a special one-time retention award (payable in two equal installments), described below.

Employment Agreement with Adrian Adams

Adrian Adams was appointed Pozen’s Chief Executive Officer on May 31, 2015. Under the terms of Mr. Adams’ employment agreement, which has an initial term of three years, he is entitled to (i) a base salary of $700,000, with annual increases, if any, to be made based on performance and in the sole discretion of the Board; (ii) an annual cash bonus, based on performance, payable in the discretion of the Compensation Committee, with a targeted amount of 100% of base salary; (iii) annual equity awards under the company’s equity compensation plan with a target value of not less than 225% of his base salary (50% of which will vest on an annual basis ratably over four years and 50% of which will vest based on the achievement of performance criteria); (iv) a one-time sign-on equity award in the form of 1,944,888 RSUs, which vest in equal annual installments on the first four anniversaries of the date of grant; and (v) reimbursement of up to $100,000 for reasonable legal fees associated with negotiating his employment agreement. He will also receive a tax equalization payment for any taxes imposed by Section 4985 of the Code. Mr. Adams’ employment agreement provides that his 2015 annual cash bonus is guaranteed at no less than $408,333, which reflects the target annual cash bonus prorated for the portion of 2015 during which he is employed by Pozen. In addition, Mr. Adams’ employment agreement provides for benefits if his employment is terminated under certain circumstances which are described in the section entitled “Potential Payments on Termination and Change of Control” beginning on page 65.

Employment Agreement with Andrew I. Koven

Andrew I. Koven was appointed Pozen’s President and Chief Business Officer on May 31, 2015. Under the terms of Mr. Koven’s employment agreement, which has an initial term of three years, Mr. Koven will receive (i) an annual base salary of $450,000, with annual increases, if any, to be made based on performance and in the sole discretion of the Board; (ii) an annual cash bonus, based on performance, payable in the discretion of the Compensation Committee, with a targeted amount of 75% of base salary; (iii) annual equity awards under the company’s equity compensation plan with a target value of not less than 175% of Mr. Koven’s base salary (50% of which will vest on an annual basis ratably over four years and 50% of which will vest based on the achievement of performance criteria); (iv) a one-time sign-on equity award in the form of 1,476,674 RSUs, which vest in equal annual installments on the first four anniversaries of the date of grant; (v) a tax equalization payment for any taxes imposed by Section 4985 of the Code; and (vi) reimbursement up to $100,000 for reasonable legal fees associated with negotiating his employment agreement. Mr. Koven’s employment agreement provides that his 2015 annual cash bonus is guaranteed at no less than $196,875, which reflects the target annual cash bonus prorated for the portion of 2015 during which Mr. Koven is employed by Pozen. In addition, Mr. Koven’s employment agreement provides for benefits if his employment is terminated under certain circumstances which are described in the section entitled “Potential Payments on Termination and Change of Control” beginning on page 65.

Employment Agreement with Scott Charles

Scott Charles was appointed Pozen’s Senior Vice President, Finance on July 27, 2015, and has been appointed Pozen’s Chief Financial Officer effective January 1, 2016. Under the terms of Mr. Charles’ employment agreement, which was effective as of July 27, 2015 and has an initial term of three years, Mr. Charles will receive (i) an annual base salary of $400,000, with annual increases, if any, to be made based on performance and in the sole discretion of the Compensation Committee; (ii) an annual cash bonus, based on performance, payable in the discretion of the Compensation Committee, with a targeted payout amount of 45% of Mr. Charles’ base salary; (iii) annual equity awards under the Company’s annual equity awards under the company’s equity compensation plan with a target value of not less than 150% of Mr. Charles’ base salary; (iv) a one-time sign-on equity award in the form of 29,137 RSUs; (v) a signing bonus of $400,000; and (vi) a tax equalization payment for any taxes imposed by Section 4985 of the Code. Mr. Charles’ employment agreement provides that his 2015 annual cash bonus is guaranteed at no less than $77,500, which reflects the target annual cash bonus prorated for the portion of 2015 during which Mr. Charles is employed by Pozen. In addition, Mr. Charles’ employment agreement provides for benefits if Mr. Charles’ employment is terminated under certain circumstances which are described in the section entitled “Potential Payments on Termination and Change of Control” beginning on page 65.

Employment Agreement with Mark A. Glickman

Mark A. Glickman was appointed Pozen’s Chief Commercial Officer on June 19, 2015. Under the terms of Mr. Glickman’s employment agreement, which was effective as of June 22, 2015 and has an initial term of three years, Mr. Glickman will receive (i) an annual base salary of $385,000, with annual increases, if any, to be made based on performance and in the sole discretion of the Compensation Committee; (ii) an annual cash bonus, based on performance, payable in the discretion of the Compensation Committee, with a targeted payout amount of 45% of Mr. Glickman’s base salary; (iii) annual equity awards under the Company’s annual equity awards under the company’s equity compensation plan with a target value of not less than 150% of Mr. Glickman’s base salary; (iv) a one-time sign-on equity award in the form of 29,137 RSUs; (v) a signing bonus of $200,000; and (vi) a tax equalization payment for any taxes imposed by Section 4985 of the Code. Mr. Glickman’s employment agreement provides that his 2015 annual cash bonus is guaranteed at no less than $90,956, which reflects the target annual cash bonus prorated for the portion of 2015 during which Mr. Glickman is employed by Pozen. In addition, Mr. Glickman’s employment agreement provides for benefits if Mr. Glickman’s employment is terminated under certain circumstances which are described in the section entitled “Potential Payments on Termination and Change of Control” beginning on page 65.

Employment Agreement and Separation Agreement with John Plachetka

Dr. Plachetka’s employment agreement, which became effective on March 14, 2006, had an initial term of three years and automatically renewed for successive one-year periods thereafter unless either party provided at least six months’ notice of its intention not to renew the agreement. Under the agreement, Dr. Plachetka was entitled to an annual base salary of at least $462,000 effective as of January 1, 2006. Annual increases, if any, were to be made based on performance and in the sole discretion of Pozen’s Board or the Compensation Committee. Under the terms of the agreement, Dr. Plachetka was eligible to receive an annual cash incentive bonus, based on performance, payable in the discretion of the Compensation Committee, with a targeted amount of 65% of Dr. Plachetka’s annual base salary. Dr. Plachetka was also eligible to receive annual awards under a long-term incentive program with a target value of $1,700,000 for the first year of the agreement, subject to annual review by the Compensation Committee. Awards under the long-term incentive program were based on performance and made in the discretion of the Compensation Committee. The agreement also provided for the payment by the Company of certain life and disability insurance premiums and the reimbursement of certain estate, tax and legal expenses relating to the agreement, and expenses relating to the establishment and administration of a Rule 10b5-1 securities selling program, incurred by Dr. Plachetka.

Dr. Plachetka retired as Chairman, President and Chief Executive Officer and resigned as a director, effective June 1, 2015. Dr. Plachetka continued to receive his full compensation and benefits from the Company for 90 days following May 29, 2015 (the “Signature Date”). Dr. Plachetka received certain benefits in connection with his retirement under the terms of a Separation and General Release Agreement (the “Separation Agreement”), beginning on the 90th day following the Signature Date (the “Separation Date”). Dr. Plachetka received certain severance benefits, including the continuation of his base salary at the current rate for a period of 24 months and a lump sum payment of two times the average annual bonus actually awarded to him over the prior two years. He will also receive reimbursement of the actual cost of continuing his health and dental benefits under COBRA for the 18 months following the Separation Date. Dr. Plachetka also received payment of an amount equal to the portion of his long term cash incentive awards that would have become vested on the next vesting date if he had not retired. Subject to certain conditions, all equity awards previously granted to Dr. Plachetka under the Company’s 2000 Equity Compensation Plan and the 2010 Plan, that were unvested at the Separation Date were deemed fully vested at the Separation Date. The Separation Agreement also requires the exercise period for all outstanding options held by Dr. Plachetka to be extended so that they terminate on the date that is the earlier of the second anniversary of the

Separation Date or the date on which such options otherwise expire. Dr. Plachetka also received additional payments totaling up to $1.5 million. Dr. Plachetka’s severance benefits were contingent on a general release in favor of Pozen becoming effective and Dr. Plachetka’s execution of a voting agreement which grants Pozen an irrevocable proxy with respect to all shares held directly or indirectly by Dr. Plachetka for a term of three years.

The Separation Agreement also provides for special performance-based compensation to Dr. Plachetka in recognition of his efforts to secure approval of YOSPRALA by the FDA. As of the Separation Date, Dr. Plachetka was granted nonqualified stock options with a grant date fair value of $1 million and a cash bonus of up to $708,334, each subject to performance-based vesting: 100% of the options become exercisable and 100% of the cash bonus is paid if YOSPRALA is approved by December 31, 2015; 75% of the stock options become exercisable and 75% of the cash bonus is paid if YOSPRALA is approved between January 1, 2016 and March 31, 2016; and 50% of the stock options become exercisable and 50% of the cash bonus is paid if YOSPRALA is approved between April 1, 2016 and June 30, 2016. The stock options and cash bonus are forfeited if YOSPRALA is not approved by June 30, 2016.

Agreements with William Hodges

Pozen entered into an employment agreement with Mr. Hodges on August 3, 2004 (which was amended on September 28, 2007). Pozen’s employment agreement with Mr. Hodges had an initial term of one year and automatically renews for successive one-year terms after the expiration of the initial term, unless either party to the agreement terminates the agreement. The agreement specifies an initial annual base salary that is subject in each case to performance and merit-based increases, as determined by the Compensation Committee. Mr. Hodges’ current base salary is $373,787. Mr. Hodges is eligible to receive an annual bonus of up to 40% of base salary, to be awarded as determined by and in the discretion of the Compensation Committee. On December 23, 2015, Mr. Hodges resigned as Chief Financial Officer of Pozen, effective January 1, 2016. Mr. Hodges will remain with Pozen as Senior Vice President, Finance through the end of the first quarter of 2016. Upon effectiveness of his resignation, Mr. Hodges will receive enhanced severance benefits pursuant to Pozen’s recently adopted Severance Plan, which is detailed in the section entitled “Potential Payments on Termination and Change of Control” beginning on page 65.

Mr. Hodges also entered into a retention agreement with Pozen on June 19, 2015. Pursuant to the retention agreement Mr. Hodges received an upfront payment of $240,000 as an incentive to remain with Pozen through the completion of the Tribute Transaction. He is eligible to receive an additional payment of $240,000 on or before April 1, 2016, provided that he has achieved certain pre-determined performance conditions. For Mr. Hodges, these performance conditions consist of assisting in the financial and accounting activities related to the Tribute Transaction, and leading Pozen’s U.S. finance and accounting operations through the end of the 2015 fiscal year, and completing the 2015 audit. In addition, Mr. Hodges is expected to assist in developing new accounting and compliance systems for Aralez and transition of his duties to Mr. Charles no later than April 1, 2016.

Annual Cash Incentive Awards

The Aralez Compensation Committee reviewed Pozen’s performance during 2015 to determine the level of satisfaction of the performance goals during 2015 (described in greater detail above on page 50 in the section entitled “Elements of Compensation — Annual cash incentives”) and the annual cash incentive awards that were earned by the legacy Pozen executives, including our named executive officers. The Aralez Compensation Committee determined that, while two of the corporate goals were completed during the 2015 fiscal year, two corporate goals were not completed.  The Aralez Compensation Committee determined that it would be fair and reasonable to fund the bonus pool for cash bonuses relating to the 2015 fiscal year at 60% of the target level, in order to reflect that two of the four goals were not completed while also recognizing the external factors that delayed the completion of the corporate goal relating to the Tribute Transaction. As a result of this determination, Mr. Hodges received an annual cash incentive award of $89,709, which is equal to 60% of his target annual cash incentive.

In connection with their hiring during 2015, Messrs. Adams, Koven, Charles and Glickman were each guaranteed a minimum annual cash incentive award for 2015 equal to their respective target annual cash incentive awards, pro-rated for the portion of 2015 that they were employed by Pozen. Since the guaranteed minimum payment exceeded the level of achievement of the 2015 performance goals, Messrs. Adams, Koven, Charles and Glickman were each awarded the guaranteed minimum annual cash incentive award as provided by their respective employment agreements ($408,333; $196,875; $77,500; and $90,956, respectively).

Outstanding Equity Awards at December 31, 2015

The following table summarizes the equity awards Pozen has made to our named executive officers that had not been exercised and remained outstanding as of December 31, 2015.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested (2)
Adrian Adams	—	—		—		—	—	1,944,888	(3)	$13,283,585	—		—
John R. Plachetka, Pharm D.	206,131	—		—		$8.62	1/3/2016	—		—	—		—
	35,271	—		—		$13.83	2/14/2017	—		—	—		—
	107,040	—		—		$8.36	8/27/2017	—		—	—		—
	62,053	—		—		$11.83	8/27/2017	—		—	—		—
	49,151	—		—		$4.64	8/27/2017	—		—	—		—
	165,198	—		—		$5.33	8/27/2017	—		—	—		—
	52,439	—		—		$3.77	8/27/2017	—		—	—		—
	15,268	—		—		$1.98	8/27/2017	—		—	—		—
	229,964	—		—		$3.87	8/27/2017	—		—	—		—
	—	154,486	(4)	—		$8.83	8/27/2025	—		—	—		—
William L. Hodges	50	—		—		$8.62	1/3/2016	11,814	(7)	$80,690	2,755	(10)	$18,817
	109,936	—		—		$13.84	1/3/2017	15,000	(8)	$102,450	12,404	(11)	$84,719
	20,277	—		—		$11.83	5/6/2018	22,500	(9)	$153,675	—		—
	611	—		—		$5.33	3/15/2020	—		—	—		—
	13,743	—		—		$3.77	3/15/2021	—		—	—		—
	—			5,089	(5)	$1.98	10/3/2021	—		—	—		—
	15,268	15,269	(6)	—		$3.87	3/15/2022	—		—	—		—
Andrew Koven	—	—		—		—	—	1,476,674	(3)	$10,085,683	—		—
Scott Charles	—	—		—		—	—	29,137	(3)	$199,006	—		—
Mark Glickman	—	—		—		—	—	29,137	(3)	$199,006	—		—

(1)             The exercise price of each of the options included in this table is equal to the closing price of Pozen’s common stock as reported by NASDAQ on the respective date of grant.

(2)             Calculated by multiplying the closing market price of Pozen’s common stock on December 31, 2015 ($6.83) by the unvested number of RSUs.

(3)             The RSUs vest in equal installments on the first, second, third and fourth anniversary of the date of grant (June 2, 2015 for Mr. Adams and Mr. Koven; July 27, 2015 for Mr. Charles; and June 22, 2015 for Mr. Glickman).

(4)             The options become exercisable as follows: 100% become exercisable if YOSPRALA is approved by the FDA by December 31, 2015; 75% become exercisable if YOSPRALA is approved by the FDA between January 1, 2016 and March 31, 2016; and 50% become exercisable if YOSPRALA is approved by the FDA Between April 1, 2016 and June 30, 2016. The options are forfeited if YOSPRALA is not approved by the FDA by June 30, 2016.

(5)             The options vest in accordance with the following schedule: (a) one-half (1/2) upon first cycle NDA approval of PA32540 (otherwise 25% upon NDA approval after first cycle), and (b) one-half (1/2) upon execution of a significant partnering transaction for PA32540 in a major territory (this performance condition was achieved in September 2013 with the execution of the Sanofi US agreement), subject in each case to continued employment or service to the Company.

(6)             The options vests 50% per year beginning on the third anniversary of the option’s 3/15/2012 grant date.

(7)             The RSU award vests 25% per year beginning on the first anniversary of the option’s 3/15/2013 grant date.

(8)             The RSU award vests 25% per year beginning on the first anniversary of the option’s 3/15/2014 grant date.

(9)             The RSU award vests 25% per year beginning on the first anniversary of the option’s 12/31/14 grant date.

(10)        The RSUs vest in accordance with the following schedule: (a) one-half (1/2) upon first cycle NDA approval of PA32540 (otherwise 25% upon NDA approval after first cycle), and (b) one-half (1/2) upon execution of a significant partnering transaction for PA32540 in a major territory (this performance condition was achieved in September 2013 with the execution of the Sanofi US agreement), subject in each case to continued employment or service to the Company.

(11)        The RSUs vest in accordance with the following schedule: (a) 1/2 upon the acceptance by the FDA of the filing of a NDA for a low dose PA product, currently PA8140 and (b) 1/2 upon approval by the FDA of an NDA for a low dose PA product, currently PA8140.

Option Exercises and Stock Vested in 2015 Fiscal Year

The following table provides information regarding our named executive officers’ exercise of stock options and vesting of restricted stock awards during the year ended December 31, 2015.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Adrian Adams	—	—	—	—
John R. Plachetka, Pharm.D.	—	—	287,864	$2,442,086
William L. Hodges	122,364	$694,210	18,406	$132,802
Andrew I. Koven	—	—	—	—
Scott Charles	—	—	—	—
Mark Glickman	—	—	—	—

(1)         Calculated based upon the closing market price or sale price of Pozen’s common stock on the respective date of exercise less the exercise price of each share.

(2)         Represents the value of RSUs that vested during 2015. Calculated by multiplying the number of shares represented by the RSUs by the closing market price of Pozen’s common stock on the vesting date.

Pension Benefits for 2015 Fiscal Year

The table disclosing the value of accumulated benefits under and other information concerning defined benefit plans during the year is omitted because Pozen did not have a defined benefit plan for our named executive officers or other employees. The only retirement plan available to our named executive officers in 2015 was Pozen’s 401(k) plan which is available to all employees.

Nonqualified Deferred Compensation for 2015 Fiscal Year

The table disclosing contributions to and aggregate earnings under or distributions from nonqualified defined contribution or other deferred compensation plans is omitted because Pozen did not maintain any such nonqualified deferred compensation plans.

Potential Payments on Termination and Change of Control

Upon termination of employment or a change of control, our named executive officers are entitled to certain compensation and benefits under the terms of their employment agreements, as well as other plans and arrangements provided by us. The terms of the employment agreements for Dr. Plachetka and Mr. Hodges contain a provision providing for a tax gross up in the event that any severance payment or benefit would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. Executive employment agreements executed after January 1, 2009, including those executed by Messrs. Adams, Koven, Charles and Glickman, do not contain this provision. The tables below list the potential compensation payable to our named executive officers under various hypothetical termination scenarios. With the exception of Dr. Plachetka, the discussion and the amounts shown in the tables assume that the termination or change of control took place on December 31, 2015 (and thus include amounts earned through such time), and assume that the price per share of Pozen’s stock was the closing market price on December 31, 2015 ($6.83 per share). The amounts shown are estimates of the amounts that would be paid out to the named executive officers. The amounts that the named executive officers would receive in an actual termination or change of control can only be determined at the time the event occurs. However, for Dr. Plachetka, the amounts shown are the actual amounts that he received upon his retirement on June 1, 2015.

Mr. Adams and Mr. Koven

Pozen entered into employment agreements with Mr. Adams, Pozen’s new CEO, and Mr. Koven, Pozen’s new President and Chief Business Officer, in 2015 that provide certain payments and benefits upon termination of employment under certain circumstances.

In the event the employment of Mr. Adams or Mr. Koven is terminated without cause, if he voluntarily terminates his employment for good reason, in the event of his death, or if he is terminated due to disability, Mr. Adams or Mr. Koven, as applicable, will receive: (i) accrued but unpaid base salary and vacation through the date of termination; (ii) a lump sum payment equal to 24 months of base salary; (iii) a lump sum payment equal to two times the greater of (x) the average annual bonus paid over the previous two years or (y) the annual bonus paid the year preceding the year in which his termination of employment occurs, provided that if Mr. Adams or Mr. Koven, as applicable, is not employed for a sufficient time to have received an annual cash bonus, such calculation will assume that a target annual cash bonus was paid; (iv) continuation of medical benefits for a period of 24 months following the date of termination (subject to his payment of active employee rates), or, if such benefits cannot be provided, a cash payment payable within 60 days in an amount equal to the fair market value of the benefits which were to be provided; and (v) acceleration of the vesting of all equity and equity-based awards that would otherwise vest in the next 24 month period.

In the event that, within 12 months of a change of control of Pozen (or Aralez, following the closing of the transaction), the employment of Mr. Adams or Mr. Koven is terminated without cause or if he voluntarily terminates his employment for good reason, Mr. Adams or Mr. Koven, as applicable, will receive: (i) accrued but unpaid base salary and vacation through the date of termination; (ii) a lump sum payment equal to 36 months of base salary; (iii) a lump sum payment equal to three times the greater of (x) the average annual bonus paid over the previous two years or (y) the annual bonus paid the year preceding the year in which his termination of employment occurs, provided that if Mr. Adams or Mr. Koven, as applicable, is not employed for a sufficient time to have received an annual cash bonus, such calculation will assume that a target annual cash bonus was paid; (iv) continuation of medical benefits for a period of 36 months following the date of termination (subject to his payment of active employee rates), or, if such benefits cannot be provided, a cash payment payable within 60 days in an amount equal to the fair market value of the benefits which were to be provided; and (v) immediate and full vesting of all outstanding unvested equity awards. In the event of a change of control, Mr. Adams and Mr. Koven will not be entitled to a tax gross-up with respect to excise taxes under Section 4999 of the Code. Instead, any payments to Mr. Adams or Mr. Koven that would be subject to the excise tax will be reduced to the level at which the excise tax will not be applied unless Mr. Adams or Mr. Koven would be in a better net after-tax position by receiving the full payments and paying the excise tax.

The payment of all severance benefits is contingent on Mr. Adams or Mr. Koven, as applicable, executing a general release of claims in favor of the company and not revoking such release. Mr. Adams and Mr. Koven are subject to non-competition, non-solicitation and non-interference covenants for one year following termination of employment for any reason.

Messrs. Charles and Glickman

Pozen entered into employment agreements with Mr. Charles, Pozen’s Senior Vice President, Finance, who was appointed our Chief Financial Officer effective January 1, 2016, and Mr. Glickman, Pozen’s new Chief Commercial Officer, in 2015 that provide certain payments and benefits upon termination of employment under certain circumstances.

In the event the employment of Mr. Charles or Mr. Glickman is terminated without cause or if he voluntarily terminates his employment for good reason, Mr. Charles or Mr. Glickman, as applicable, will receive (i) accrued but unpaid base salary and vacation through the date of termination; (ii) an amount, payable in 12 equal monthly installments, equal to the sum of (x) one times his base salary in effect immediately prior to the date of termination, and (y) one times the average annual cash bonus paid over the previous two years, provided that if Mr. Charles or Mr. Glickman, as applicable, is not employed for a sufficient time to have received an annual cash bonus, such calculation will assume that a target annual cash bonus was paid; (iii) continuation of medical benefits for a period of 12 months following the date of termination (subject to his payment of active employee rates), or, if such benefits cannot be provided, a cash payment payable within 60 days in an amount equal to the fair market value of the benefits which were to be provided; and (iv) acceleration of the vesting of all equity and equity-based awards that would otherwise vest in the 12 month period following the date of termination.

In the event that, within 12 months of a change of control of Pozen (or Aralez, following the closing of the transaction), the employment of Mr. Charles or Mr. Glickman is terminated without cause or if he voluntarily terminates his employment for good reason, Mr. Charles or Mr. Glickman, as applicable, will receive (i) accrued but unpaid base salary and vacation through the date of termination; (ii) a lump sum cash amount, payable on the 60th day following the date of termination, equal to two times his base salary in effect immediately prior to date of termination; (iii) a lump sum cash amount, payable on the 60th day following date of termination, equal to two times the greater of (x) the average annual cash bonus received for each of the preceding two years and (y) the annual cash bonus received during the preceding year, provided that if Mr. Charles or Mr. Glickman, as applicable, is not employed for a sufficient time to have received an annual cash bonus, such calculation will assume that a target annual cash bonus was paid; (iv) continuation of medical benefits for a period of 24 months following the date of termination (subject to his payment of active employee rates), or, if such benefits cannot be provided, a cash payment payable within 60 days in an amount equal to the fair market value of the benefits which were to be provided; and (v) immediate and full vesting of all outstanding equity or equity-based awards. In the event of a change of control, Mr. Charles and Mr. Glickman will not be entitled to a tax gross-up with respect to excise taxes under Section 4999 of the Code. Instead, any payments to Mr. Charles or Mr. Glickman that would be subject to the excise tax will be reduced to the level at which the excise tax will not be applied unless Mr. Charles or Mr. Glickman would be in a better net after-tax position by receiving the full payments and paying the excise tax.

The payment of all severance benefits is contingent on Mr. Charles or Mr. Glickman, as applicable, executing a general release of claims in favor of the company and not revoking such release. Mr. Charles and Mr. Glickman are subject to non-competition, non-solicitation and non-interference covenants for one year following termination of employment for any reason.

Mr. Hodges

Pursuant to his employment agreement with Pozen, in the event Mr. Hodges is terminated without cause or voluntarily terminates his employment for good reason, whether or not in connection with a change of control, he is entitled to a severance payment equal to one year’s base salary plus the average annual cash incentives paid to him over the preceding two years. In June 2015, Pozen adopted a new severance plan, which applies to all employees who were employees of Pozen as of March 31, 2015 and who are terminated without cause. Mr. Hodges is eligible to participate in this severance plan, and the benefits he receives under this severance plan are in lieu of any severance benefits he would be entitled to under his employment agreement.

Under the terms of the severance plan, Mr. Hodges will be eligible to receive the following severance benefits if his employment is terminated without cause: (i) severance payments equal to 12 months of base salary, payable in equal monthly installments; (ii) 100% of his target bonus for the year in which the involuntary termination takes place; (iii) reimbursement of the premiums for continuation of group health insurance coverage for a period of 18 months following termination, less the amount he was paying for such benefits prior to termination; (iv) an extension of the period during which he may exercise his vested stock options to the earlier of two years following the date of termination or the expiration of the term of the stock option.

The payment of all severance benefits is contingent on Mr. Hodges executing a general release of claims in favor of the company and not revoking such release. Mr. Hodges is subject to certain restrictive covenants for two years following termination of employment for any reason.

Mr. Hodges resigned as Pozen’s Chief Financial Officer effective January 1, 2016, and will remain as Senior Vice President, Finance through the end of the first quarter of 2016. Upon his termination of employment, he will enter into a separation agreement and will receive the severance benefits set forth above.

Upon a change of control of Pozen, Mr. Hodges may be subject to certain excise taxes pursuant to Section 280G of the Code. He is entitled to a full reimbursement by Pozen of any excise taxes that are imposed upon him as a result of the change of control, any income and excise taxes imposed on them as a result of Pozen’s reimbursement of the excise tax amount and any additional income and excise taxes that are imposed on them as a result of this reimbursement for excise or income taxes. For purposes of the 280G calculation reflected in the table below, it is assumed that no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to Mr. Hodges executing a noncompetition agreement. The payment of the 280G tax gross-up will be payable to him for any excise tax incurred regardless of whether his employment is terminated. The Tribute Transaction did not constitute a change of control of Pozen, so this provision of Mr. Hodges’ employment agreement is not applicable.

Dr. Plachetka

Dr. Plachetka retired as Pozen’s Chairman, President and CEO on June 1, 2015. At the time of his retirement, Pozen entered into a separation agreement and release. The separation agreement provides Dr. Plachetka with the severance benefits he would be entitled to pursuant to his employment agreement, and certain additional performance-based awards in recognition of his efforts to secure approval of YOSPRALA by the FDA and payments in consideration of a release of claims and a voting agreement which grants Pozen an irrevocable proxy with respect to all shares held directly or indirectly by Dr. Plachetka for a term of three years.

Pursuant to his separation agreement, Dr. Plachetka continued to receive his salary and benefits until August 28, 2015. Dr. Plachetka also received the following severance benefits (i) the continuation of his base salary at the current rate for a period of 24 months, paid in equal monthly installments; (ii) a lump sum payment of two times the average annual bonus actually awarded to him over the prior two years; (iii) reimbursement of the actual cost of continuing his health and dental benefits under COBRA for the 18 months following the Separation Date; (iv) an amount equal to the portion of his long term cash incentive awards that would have become vested on the next vesting date if he had not retired; (v) acceleration of vesting of all outstanding stock options and RSU awards; (vi) an extension of the period during which he may exercise his vested stock options to the earlier of two years following the date of termination or the expiration of the term of the stock option; (vii) additional cash payments totaling $1,500,000 in consideration of the execution of a general release of claims in favor of Pozen.

Dr. Plachetka was also granted a performance-based stock option at the time of his separation, and a long-term cash incentive award, with both awards vesting based on the timing of an approval of YOSPRALA by the FDA, described in detail above in the narrative to the Summary Compensation Table.

Applicable Definitions in Employment Agreements and Severance Plan

Cause: In the employment agreements with Messrs. Adams, Koven, Charles, and Glickman, “cause” means:

·                  the executive is convicted of, or pleads guilty or nolo contendere to, a felony or a crime involving moral turpitude;

·                  in carrying out his duties, the executive engages in conduct that constitutes willful gross misconduct, or willful gross neglect and that, in either case, results in material economic or reputational harm to the company, which executive fails to cure after 30 days’ written notice; or

·                  the executive refuses to perform, or repeatedly fails to undertake good faith efforts to perform, the duties or responsibilities reasonably assigned to him, which has continued for 30 days following written notice of such non-performance.

Under the Severance Plan, “cause” means that the employee is terminated due to misconduct or unsatisfactory performance, including, but not limited to, the following:

·                  the employee is convicted of, or pleads guilty or nolo contendere to, a felony, or is convicted of a misdemeanor that involves moral turpitude;

·                  the employee commits any act that involves moral turpitude, dishonesty, theft, destruction of property, fraud, embezzlement or unethical business conduct, or that is otherwise injurious to the company, whether financially, reputationally, or otherwise;

·                  the employee violates any rule or policy of Pozen (or Aralez, following the closing of the transaction) that is injurious or reasonably likely to be injurious to Pozen (or Aralez), whether financially, reputationally, or otherwise;

·                  the employee’s misconduct relating to his or her employment;

·                  the employee’s failure or refusal to perform his or her job duties to the satisfaction of Pozen (or Aralez, following the closing of the transaction), other than as a result of the employee’s incapacity due to physical or mental injury or illness;

·                  any violation by the employee of any material provision of any other contract or agreement between the employee and the company, including any agreements regarding confidentiality; or

·                  the employee’s failure to abide by any directive of Pozen (or Aralez, following the closing of the transaction), its board of directors, or an office or manager to whom the employee reports

Good Reason:  In the employment agreements with Messrs. Adams, Koven, Charles, and Glickman, “good reason” means the occurrence, without the executive’s written consent, of any of the following:

·                  a change in authority, duties, responsibilities or reporting lines (including, for Mr. Koven, no longer reporting to Mr. Adams);

·                  a reduction in base salary;

·                  any relocation of principal office or principal place of employment to a location more than 50 miles from Philadelphia, Pennsylvania or such other corporate headquarters as is approved by the CEO;

·                  a material breach of the agreement by Pozen (or Aralez, following the closing of the transaction); or

·                  Pozen(or Aralez, following the closing of the transaction) fails to extend the term of the employment agreement.

For Mr. Adams and Mr. Koven, “good reason” also occurs if Pozen (or Aralez, following the closing of the transaction) ceases to have any class of securities registered under Section 12 of the Securities Exchange Act of

1934, as amended. For Mr. Adams, “good reason” also occurs if Pozen (or Aralez, following the closing of the transaction) fails to appoint him to, or removes him from, the Board.

Change of control:  In the employment agreements with Messrs. Adams, Koven, Charles and Glickman, “change of control” means the first to occur of any of the following:

·                  a person or affiliated group acquires more than 50% of Pozen’s (or Aralez’s, following the closing of the transaction)then outstanding voting securities;

·                  the stockholders of Pozen (or Aralez, following the closing of the transaction) approve a plan of complete liquidation;

·                  the sale or disposition of all or substantially all of Pozen’s assets (or Aralez’s assets, following the closing of the transaction);

·                  a merger, consolidation or reorganization of Pozen (or Aralez, following the closing of the transaction) with or involving another entity unless the holders of Pozen (or Aralez, following the closing of the transaction) voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

·                  a majority of the Board of Pozen (or Aralez, following the closing of the transaction) are replaced during any 12-month period by directors whose appointment or election are not endorsed by a majority of the members of the Board before the date of appointment or election.

Accelerated Vesting of Options and Other Stock-Based Awards

2010 Plan

Under the change of control provisions of the 2010 Plan, unless the Compensation Committee determines otherwise, all outstanding options and stock appreciation rights, including those held by our named executive officers, will automatically accelerate and become fully exercisable, the restrictions and conditions on all outstanding stock awards will immediately lapse, and all stock units, dividend equivalents and other stock-based awards will become fully vested and will be paid at their target value or in such greater amounts as the Compensation Committee may determine. The Compensation Committee may also take certain other actions as provided in the 2010 Plan, including determining that outstanding options and stock appreciation rights that are not exercised will be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding grants that remain in effect after the change of control will be converted to similar grants of the surviving corporation or a parent or subsidiary of the surviving corporation). Dr. Plachetka and Messrs. Hodges, Charles and Glickman currently hold awards under the 2010 Plan. Following the completion of the Tribute Transaction, no new awards will be granted under the 2010 Plan.

For purposes of the 2010 Plan, a change of control is generally defined to include any of the following:

·                  a person, entity or affiliated group (with certain exceptions) acquires more than 50% of Pozen’s (or Aralez’s, following the closing of the transaction) then outstanding voting securities;

·                  Pozen (or Aralez, following the closing of the transaction) merges into another entity unless the holders of Pozen’s (or Aralez’s, following the closing of the transaction) voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

·                  Pozen (or Aralez, following the closing of the transaction) sells or disposes of all or substantially all of its assets;

·                  Pozen (or Aralez, following the closing of the transaction) is liquidated or dissolved; or

·                  a majority of the Pozen (or Aralez, following the closing of the transaction) Board have been members of the Board for less than one year, unless the election or nomination for election of each new Director who was not a director at the beginning of such one year period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

Inducement Grants

Mr. Adams and Mr. Koven each hold RSUs that were made as “inducement grants” under the NASDAQ rules, and were not granted under the 2010 Plan. The RSUs subject to the inducement grants will become fully vested and will be paid upon a change of control. For purposes of the inducement grants, “change of control” has the same meaning as the term has in the 2010 Plan.

Estimated Payments Upon Termination or Change of Control

The following table illustrates the value of the payments and benefits our named executive officers (other than Dr.Plachetka) would be entitled to receive upon a termination of employment or upon a change on control of Pozen, in either case as of December 31, 2015.

Executive Benefits and Payments Upon Termination	Termination For Cause or Voluntary Termination Without Good Reason	Termination Without Cause or Voluntary Termination for Good Reason (Other than in connection with a Change of Control)	Death or Disability	Change of Control (Termination Without Cause or Voluntary Termination for Good Reason)	Change of Control (No Termination)
Adrian Adams
Cash Severance—Salary	$—	$1,400,000	$1,400,000	$2,100,000	$—
Cash Severance—Bonus(1)	$—	$1,400,000	$1,400,000	$2,100,000	$—
Stock Options—Accelerated	$—	$—	$—	$—	$—
Restricted Stock Units—Accelerated(2)	$—	$6,641,793	$6,641,793	$13,283,585	$13,283,585
Health Care Continuation(3)	$—	$59,252	$59,252	$88,878	$—
280G Tax Gross Up(4)				N/A	N/A
William Hodges
Cash Severance—Salary	$—	$373,787	$—	$373,787	$—
Cash Severance—Bonus	$—	$149,515	$—	$149,515	$—
Stock Options—Accelerated(2)	$—	$—	$—	$69,878	$69,878
Restricted Stock Units—Accelerated(2)	$—	$—	$—	$440,351	$440,351
Health Care Continuation(3)	$—	$33,884	$—	$33,884	$—
280G Tax Gross Up(4)				$—	$—
Andrew Koven
Cash Severance—Salary	$—	$900,000	$900,000	$1,350,000	$—
Cash Severance—Bonus(1)	$—	$675,000	$675,000	$1,012,500	$—
Stock Options—Accelerated	$—	$—	$—	$—	$—
Restricted Stock Units—Accelerated(2)	$—	$5,042,842	$5,042,842	$10,085,683	$10,085,683
Health Care Continuation(3)	$—	$59,252	$59,252	$88,878	$—
280G Tax Gross Up(4)				N/A	N/A
Scott Charles
Cash Severance—Salary	$—	$400,000	$—	$800,000	$—
Cash Severance—Bonus(1)	$—	$180,000	$—	$360,000	$—
Stock Options—Accelerated	$—	$—	$—	$—	$—
Restricted Stock Units—Accelerated(2)	$—	$49,751	$—	$199,006	$199,006
Health Care Continuation(3)	$—	$29,626	$—	$59,252	$—
280G Tax Gross Up(4)				N/A	N/A
Mark Glickman
Cash Severance—Salary	$—	$385,000	$—	$770,000	$—
Cash Severance—Bonus(1)	$—	$173,250	$—	$346,500	$—
Stock Options—Accelerated	$—	$—	$—	$—	$—
Restricted Stock Units—Accelerated(2)	$—	$49,751	$—	$199,006	$199,006
Health Care Continuation(3)	$—	$29,626	$—	$59,252	$—
280G Tax Gross Up(4)				N/A	N/A

(1)         Messrs. Adams, Koven, Charles and Glickman had not received any annual cash incentive bonus as of December 31, 2015. Pursuant to the terms of the employment agreements, the amount used as a basis for the cash severance—bonus calculation is the target bonus.

(2)         Calculated by multiplying the closing market price of Pozen’s common stock on December 31, 2015 ($6.83) by the accelerated number of RSUs. For stock options, the aggregate value is based on the spread between the closing market price of Pozen’s common stock on December 31, 2015 ($6.83) and the exercise price of the options.

(3)         Health care continuation is an estimate based on Pozen’s rates for coverage during the 2016 plan year, assuming that each executive elected to participate in COBRA at the same level as the executive currently participates.

(4)         Based on such closing stock price on December 31, 2015 and the terms and conditions of Mr. Hodges’ employment agreement and the Pozen severance plan, the calculated 280G payment is zero. For Messrs. Adams, Koven, Charles and Glickman, the 280G tax gross-up is N/A, because these executives are not entitled to a tax gross-up with respect to Section 280G of the Code.

Payments to Dr. Plachetka

The following table sets forth the payments received by Pozen’s former Chairman, President and CEO upon his retirement on June 1, 2015.

Benefits and Payments Upon Termination	Amount Received
Salary Continuation	$1,256,806
Bonus	$678,350
Stock Options—Accelerated(1)	$605,170
Restricted Stock Units—Accelerated(1)	$1,853,706
LTIP	$920,833
Release Payment	$1,500,000
Health Care Continuation(2)	$31,900

(1)         Calculated by multiplying the closing market price of Pozen’s common stock on August 27, 2015 ($8.83) by the accelerated number of RSUs. For stock options, the aggregate value is based on the spread between the closing market price of Pozen’s common stock on August 27, 2015 ($8.83) and the exercise price of the options.

(2)         Health care continuation represents the cost of the continuation of health care benefits following termination, as reported in Pozen’s financial statements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF POZEN COMMON STOCK

The following table sets forth information known us concerning the beneficial ownership of Aralez Shares as of March 15, 2016 (unless otherwise noted) for:

·                  each person known by us to beneficially own 5% or more of the outstanding Aralez Shares;

·                  each of our directors;

·                  each of our named executive officers; and

·                  all of our directors and current executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of Aralez Shares beneficially owned by a person and the percentage ownership of that person, Aralez Shares that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable at March 15, 2016 are considered outstanding. These shares, however, are not considered outstanding as of March 15, 2016 when computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 63,960,319 Aralez Shares outstanding on March 15, 2016.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Beneficially Owned
John R. Plachetka, Pharm.D.	3,855,155	(1)	5.96%
Entities affiliated with Deerfield Management Company, L.P.	10,702,554	(2)	9.99%
Par Investment Partners, L.P.	3,863,699	(3)	6.04%

(1) This amount reflects ownership by Silver Hill Investments, LLC, John R. Plachetka and Clare A. Plachetka and certain affiliated entities, and consists of (i) 1,157,808 shares owned by Silver Hill Investments, LLC, which is 50% owned by the Family Trust under the John R. Plachetka Irrevocable Trust (the “JRP Family Trust”), 40% owned by John R. Plachetka through his assignee, the Revocable Declaration of Trust, John R. Plachetka, Trustee (the “JRP Revocable Trust”), and 10% owned by his wife, Clare A. Plachetka, through her assignee, the Clare A. Plachetka Revocable Declaration of Trust, Clare A. Plachetka, Trustee (the “CAP Revocable Trust”); (ii) 1,232,623 shares owned by the JRP Revocable Trust; (iii) 218,910 shares owned by the CAP Revocable Trust; (iv) 22,631 shares owned by the JRP Family Trust; (v) 506,799 shares held by John R. Plachetka; and (vi) 716,384 shares issuable pursuant to options granted to John R. Plachetka exercisable currently.  This amount does not reflect 115,865 shares underlying options currently not exercisable. The business address of Dr. Plachetka is c/o Aralez Pharmaceuticals Inc., 151 Steeles Avenue East, Milton, Ontario, Canada L9T 1Y1.

(2)   Based on information set forth in a Schedule 13G/A filed with the SEC on February 16, 2016 by Deerfield Mgmt, L.P., Deerfield Management Company, L.P., Deerfield Mgmt III, L.P., Deerfield Private Design Fund III, L.P., Deerfield International Master Fund, L.P., Deerfield Partners, L.P. and James E. Flynn (the “Deerfield Reporting Persons”), and includes: (i)  5,373,569 shares beneficially owned by Deerfield Mgmt, L.P., comprised of an aggregate of 844,583 common shares and 4,528,986 common shares underlying convertible notes held by Deerfield Partners, L.P. and Deerfield International Master Fund, L.P., of which Deerfield Mgmt, L.P. is the General Partner; (ii) 5,328,985 shares beneficially owned by Deerfield Mgmt III, L.P., comprised of an aggregate of 800,000 common shares and 4,528,985 common shares underlying convertible notes held by Deerfield Private Design Fund III, L.P., of which Deerfield Mgmt III, L.P. is the general partner; (iii) 5,328,985 shares beneficially owned by Deerfield Private Design Fund III, L.P., comprised of an aggregate of 800,000 common shares and 4,528,985 common shares underlying convertible notes; (iv) 3,009,198 shares beneficially owned by Deerfield International Master Fund, L.P., comprised of an aggregate of 472,966 common shares and 2,536,232 common shares underlying convertible notes; (v) 2,364,371 shares beneficially owned by Deerfield Partner, L.P., comprised of an aggregate of 371,617 common shares and 1,992,754 common shares underlying convertible notes; and (vi) 10,702,554 shares beneficially owned by James E. Flynn, comprised of an aggregate of 1,644,583 common shares and 9,057,971 common shares underlying convertible notes held by Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P. and Deerfield International Master Fund, L.P. The provisions of the convertible notes beneficially owned by the Deerfield Entities restrict the conversion of such securities to the extent that, upon such exercise or conversion, the number of shares then beneficially owned by the holder and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 9.985% of the total number of shares of Aralez then outstanding (the “Ownership Cap”).  Accordingly, notwithstanding the number of shares reported, the Aralez Entities disclaim beneficial ownership of the common shares issuable upon the conversion of such convertible notes to the extent that upon such conversion the number of common shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap. The address of the Deerfield Reporting Persons is 780 Third Avenue, 37th Floor, New York, NY 10017.

(3)   Based on information disclosed on a report on Schedule 13G/A filed with the SEC on February 16, 2016 with respect to ownership as of December 31, 2015 by PAR Investment Partners, L.P., PAR Group, L.P. and PAR Capital Management, Inc., each of PAR Group, L.P. and PAR Capital Management, Inc. are general partners of PAR Investment Partners, L.P.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned		Percentage Beneficially Owned
Adrian Adams	1,000,000	(2)	1.56%
John R. Plachetka	3,855,155	(3)	*
Jason M. Aryeh	92,755	(4)	*
Scott J. Charles	—	(5)	*
Neal F. Fowler	50,746	(6)	*
Mark Glickman	—	(7)	*
Rob Harris	1,697,859	(8)	2.64%
William L. Hodges	328,235	(9)	*
Arthur S. Kirsch	83,040	(10)	*
Andrew I. Koven	—	(11)	*
Kenneth B. Lee, Jr.	79,073	(12)	*
Seth A. Rudnick, M.D.	47,501	(13)	*
F. Martin Thrasher	394,305	(14)	*
All current directors, director nominees and executive officers as a group (14 persons)	3,446,779	(15)	5.34%

*                 Less than 1%

(1)         Unless otherwise set forth herein, the street address of the named beneficial owners is c/o Aralez Pharmaceuticals Inc., 151 Steeles Avenue East, Milton, Ontario, Canada L9T 1Y1.

(2)         Does not include 1,944,888 shares issuable pursuant to RSUs previously granted.

(3)         This amount reflects ownership by Silver Hill Investments, LLC, John R. Plachetka and Clare A. Plachetka and certain affiliated entities, and consists of (i) 1,157,808 shares owned by Silver Hill Investments, LLC, which is 50% owned by the Family Trust under the John R. Plachetka Irrevocable Trust (the “JRP Family Trust”), 40% owned by John R. Plachetka through his assignee, the Revocable Declaration of Trust, John R. Plachetka, Trustee (the “JRP Revocable Trust”), and 10% owned by his wife, Clare A. Plachetka, through her assignee, the Clare A. Plachetka Revocable Declaration of Trust, Clare A. Plachetka, Trustee (the “CAP Revocable Trust”); (ii) 1,232,623 shares owned by the JRP Revocable Trust; (iii) 218,910 shares owned by the CAP Revocable Trust; (iv) 22,631 shares owned by the JRP Family Trust; (v) 506,799 shares held by John R. Plachetka; and (vi) 716,384 shares of common stock issuable pursuant to options granted to John R. Plachetka exercisable currently.  This amount does not reflect 115,865 shares underlying options currently not exercisable.

(4)         Owned by JALAA Equities, LP, of which Mr. Aryeh is the General Partner, and includes 45,468 shares issuable pursuant to warrants currently exercisable.

(5)         Does not include 116,000 shares issuable pursuant to RSUs previously granted.

(6)         Does not include 9,390 shares issuable pursuant to RSUs previously granted.

(7)         Does not include 116,000 shares issuable pursuant to RSUs previously granted.

(8)         Includes 361,078 shares issuable pursuant to options exercisable currently.

(9)         Includes 172,321 shares issuable pursuant to options exercisable currently.

(10)  Includes 18,321 shares issuable pursuant to options exercisable currently, but does not include 9,390 shares issuable pursuant to RSUs previously granted.

(11)  Does not include 1,476,674 shares issuable pursuant to RSUs previously granted.

(12)  Includes 6,107 shares issuable pursuant to options exercisable currently, but does not include 9,390 shares issuable pursuant to RSUs previously granted.

(13)  Does not include 116,000 shares issuable pursuant to RSUs previously granted.

(14)  Includes 121,493 shares issuable pursuant to options exercisable currently.

(15)  Includes 506,998 shares issuable pursuant to options exercisable currently, but does not include 3,994,122 shares issuable pursuant to RSUs previously granted.

SELLING SHAREHOLDERS

This prospectus relates to the resale of an aggregate of up to 3,758,617 Shares by the Selling Shareholders.  Of the aggregate 3,758,617 Shares, 159,946 Shares may be acquired by certain Selling shareholders upon the exercise of Tribute Compensation Securities, and  3,598,671 Shares may be acquired by Selling Shareholders upon the exercise of certain Tribute Warrants as follows: (i) the Tribute common share purchase warrants expiring on July 15, 2016 issued pursuant to the Tribute Warrant Indenture and those Tribute common share purchase warrants underlying the Tribute Compensation Securities; (ii) the Tribute common share purchase warrants issued in certificated form and expiring on February 27, 2018, March 5, 2018 and March 11, 2018, as applicable; (iii) the Tribute common share purchase warrants issued in certificated form and expiring on September 20, 2018; (iv) the Tribute common share purchase warrants issued in certificated form and expiring on May 11, 2017; (v) the Tribute common share purchase warrants issued in certificated form and expiring on August 8, 2020, October 1, 2019 and February 4, 2021, as applicable; and (vi) the Tribute common share purchase warrants issued in certificated form expiring on May 21, 2017. The Tribute Warrants and Tribute Compensation Securities were issued in reliance upon exemptions from registration requirements under the Securities Act and applicable state securities laws.

Upon the exercise of the Tribute Warrants by a warrant holder, the Tribute Warrants will entitle such warrant holder to purchase Aralez Shares for no additional consideration beyond that set out in the Tribute Warrant Indenture or the certificate evidencing the Tribute Warrants, as the case may be, subject to the application of the exchange ratio of 0.1455 of an Aralez Share for each Tribute common share, as set forth in the merger agreement.

The Selling Shareholders may from time to time offer and sell pursuant to this prospectus any or all of the Shares owned by them. The Selling Shareholders, however, make no representations that the Shares will be offered for sale. The table below presents information regarding the Selling Shareholders and the Shares that each such Selling Shareholder may offer and sell from time to time under this prospectus.

The following table sets forth:

·                  the name of each Selling Shareholder;

·                  the number of Aralez Shares beneficially owned by each Selling Shareholder prior to the sale of the Shares covered by this prospectus;

·                  the percentage of issued and outstanding Aralez Shares beneficially owned by each Selling Shareholder prior to the sale of the Shares covered by this prospectus prospectus (based on Aralez Shares issued and outstanding as of March 15, 2016);

·                  the number of Shares that may be offered by each Selling Shareholder pursuant to this prospectus;

·                  the number of Aralez Shares to be beneficially owned by each Selling Shareholder following the sale of any Shares covered by this prospectus; and

·                  the percentage of issued and outstanding Aralez Shares to be beneficially owned by each Selling Shareholder following the sale of any Shares covered by this prospectus (based on Aralez Shares issued and outstanding as of March 15, 2016).

All information with respect to ownership of Aralez Shares by the Selling Shareholders has been furnished by or on behalf of the Selling Shareholders and is as of March 15, 2016.  Such information reflects ownership of Tribute common shares by the Selling Shareholders as of such date, as converted to Aralez Shares pursuant to the terms of the merger agreement.

Because the Selling Shareholders identified in the table may sell some or all of the Aralez Shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of Shares available for resale hereby that will be held by the Selling Shareholders upon termination of this offering. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the Aralez Shares they hold in transactions exempt from the registration requirements of the Securities Act after the date on which they acquired the Shares pursuant to the exercise of Tribute Warrants. We have, therefore, assumed for the purposes of the following table, that the Selling Shareholders will sell all of the Shares which may be issued to each of them upon the exercise of the Tribute Warrants and which are covered by this prospectus.

SELLING SHAREHOLDERS

Name of Selling Shareholder	Aralez Shares Beneficially Owned Prior to the Offering		Percentage of Aralez Shares Beneficially Owned Prior to the Offering(21)	Number of Shares Offered Hereby	Number of Aralez Shares Beneficially Owned After the Offering	Percentage of Aralez Shares Beneficially Owned After the Offering(21)
2089636 Ontario Ltd.	394,305	(1)	*	90,938	303,367	*
Bet-Mur Investments Limited	101,704	(2)	*	9,094	92,610	*
Bloom Burton & Co. Inc.	211,910	(3)	*	211,910	—	—
CIBC World Markets Inc.	1,444,819	(4)	2.2%	1,444,819	—	—
Elora Financial Management Inc.	1,257,743	(5)	2.0%	4,547	1,253,196	2.0%
Fidelity Clearing Canada ULC	737,716	(6)	1.1%	737,716	—	—
GMP Securities L.P.	557,820	(7)	*	23,447	534,373	*
MidCap Funding III, LLC	72,750	(8)	*	72,750	—	—
John Jared Kime	80,372	(9)	*	15,815	64,557	*
John Maness Gregory	212,430	(10)	*	45,469	166,961	*
JW Partners, LP	671,356	(11)	1.0%	18,188	653,168	1.0%
Kingsway Charities Inc.	240,075	(12)	*	45,469	194,606	*
LMT Financial Inc.	241,137	(13)	*	18,188	222,949	*
Nancy Joan Carroll	219,646	(14)	*	50,925	168,721	*
RBC Investor Services Trust	138,953	(15)	*	138,953	—	—
Robert Paul Harris	1,097,671	(16)	1.7%	45,469	1,052,202	1.6%
SJ Strategic Investments LLC	1,118,720	(17)	1.7%	90,938	1,027,782	1.6%
Steven Harold Goldman	354,110	(18)	*	40,013	314,097	*
SWK Funding LLC	268,159	(19)	*	268,159	—	—
All other Selling Shareholders†	596,730	(20)	*	385,810	210,920	*

*	Less than 1%.
†	Represents shares held by Selling Shareholders not listed above who, as a group, own less than 1.0% of the Aralez Shares outstanding prior to this offering.
(1)	Includes (i) 272,812 Aralez Shares, (ii) 90,938 Aralez Shares issuable upon exercise of warrants, and (iii) 30,555

Aralez Shares issuable upon exercise of options. Francis Martin Thrasher, a former director of Tribute and the sole owner and president of the selling shareholder, has voting and investment control over such Aralez Shares. The address of the selling shareholder is 602-250 Sydenham Street, London, Ontario, Canada N6A 5S1.

(2)

Includes (i) 92,610 Aralez Shares, and (ii) 9,094 Aralez Shares issuable upon exercise of warrants. Barry Schwartz, the owner and secretary of the selling shareholder, has voting and investment control over such Aralez Shares. The address of the selling shareholder is 110 Bloor Street West, Suite 1007, Toronto, Ontario, Canada M5S 2W7.

(3)

Includes (i) 36,375 Aralez Shares issuable upon exercise of warrants, and (ii) (a) 117,023 Aralez Shares issuable upon exercise of compensation options (b) 58,512 Aralez Shares underlying warrants issuable upon exercise of compensation options. Jolyon Burton, chief executive officer of the selling shareholder, and Brian Bloom, president of the selling shareholder, hold voting and investment control over such Aralez Shares. The address of the selling shareholder is 65 Front Street East, Suite 300, Toronto, Ontario, Canada M5E 1B5.

(4)	Includes 1,444,819 Aralez Shares issuable upon exercise of warrants. The address of the selling shareholder is 161 Bay Street, BCE Place 10th Floor, P.O. Box 500, Toronto, Ontario, Canada M5J 2S8.
(5)

Includes (i) 995,765 Aralez Shares, (ii) 4,547 Aralez Shares issuable upon exercise of warrants, and (iii) 257,431 Aralez Shares issuable upon exercise of options. Scott Langille, the former chief financial officer and director of Tribute, has voting and investment control over such Aralez Shares. The address of the selling shareholder is 15-15 Valley Road, Guelph, Ontario, Canada N1L 0H3.

(6)	Includes 737,716 Aralez Shares issuable upon exercise of warrants. The address of the selling shareholder is 483 Bay Street, Suite 200, Toronto, Ontario, Canada M5G 2N7.
(7)

Includes (i) 534,373 Aralez Shares, and (ii) 23,447 Aralez Shares issuable upon exercise of warrants. The address of the selling shareholder is 145 King Street West, Suite 1100, Toronto, Ontario, Canada M5H 1J8.

(8)	Includes 72,750 Aralez Shares issuable upon exercise of warrants.
(9)

Includes (i) 34,002 Aralez Shares, (ii) 15,815 Aralez Shares issuable upon exercise of warrants, and (iii) 30,555 Aralez Shares issuable upon exercise of options. The selling shareholder is a former director of Tribute. The address of the selling shareholder is 138 Hunt Club Drive, London, Ontario, Canada N6H 3Y7.

(10)

Includes (i) 136,406 Aralez Shares, (ii) 45,469 Aralez Shares issuable upon exercise of warrants, and (iii) 30,555 Aralez Shares issuable upon exercise of options. The selling shareholder is a former director of Tribute. The address of the selling shareholder is 105 Carasil Road, Bristol, Tennessee, U.S.A. 37620.

(11)

Includes (i) 653,168 Aralez Shares, and (ii) 18,188 Aralez Shares issuable upon exercise of warrants. Jason Wild, a managing member of JW GP, LLC, the general partner of the selling shareholder, holds voting and investment control over such Aralez Shares. The address of the selling shareholder is 515 Madison Avenue, 14th Floor, New York, New York, U.S.A. 10022.

(12)

Includes (i) 194,606 Aralez Shares, and (ii) 45,469 Aralez Shares issuable upon exercise of warrants. James Michael Gregory, a relative of John Maness Gregory who is a former director of Tribute, holds voting and investment control over such Aralez Shares. The address of the selling shareholder is 1119 Commonwealth Avenue, Bristol, Virginia, U.S.A. 24201.
(13)

Includes (i) 190,212 Aralez Shares, (ii) 18,188 Aralez Shares issuable upon exercise of warrants, and (iii) 32,737 Aralez Shares issuable upon exercise of options. Arnold Tenney, the former chairman of the board of directors of Tribute and president of the selling shareholder, holds voting and investment control over such Aralez Shares. The address of the selling shareholder is 209335 Highway 26 West, Blue Mountains, Ontario, Canada L9Y 0T7.

(14)

Includes (i) 168,721 Aralez Shares, and (ii) 50,925 Aralez Shares issuable upon exercise of warrants. The selling shareholder is the spouse of Steven Harold Goldman, a former director and a member of the audit committee of Tribute. The address of the selling shareholder is c/o RBC Dominion Securities, Trust for Nancy J. Carroll, 180 Wellington St. West, Toronto, Ontario, Canada M5J OC2.

(15)	Includes 138,953 Aralez Shares issuable upon exercise of warrants. The address of the selling shareholder is 155 Wellington Street West, RBC Centre, 2nd Floor, Toronto, Ontario, Canada M5V 3L3.
(16)

Includes (i) 736,593 Aralez Shares, (ii) 45,469 Aralez Shares issuable upon exercise of warrants, and (iii) 315,609 Aralez Shares issuable upon exercise of options. The selling shareholder is the former president, chief executive officer and a director of Tribute. The address of the selling shareholder is 5590 Steeles Avenue West, Milton, Ontario, Canada L9T 2Y1.

(17)

Includes (i) 1,027,782 Aralez Shares, and (ii) 90,938 Aralez Shares issuable upon exercise of warrants. John Maness Gregory, a former director of Tribute, is the managing partner of the selling shareholder and holds voting and investment control over such Aralez Shares. The address of the selling shareholder is 340 Martin Luther King Jr. Blvd., Bristol, Tennessee, U.S.A. 37620.

(18)

Includes (i) 283,542 Aralez Shares, (ii) 40,013 Aralez Shares issuable upon exercise of warrants, and (iii) 30,555 Aralez Shares issuable upon exercise of options. The selling shareholder is a former director and a member of the audit committee of Tribute. The address of the selling shareholder is c/o RBC Dominion Securities, Trust for Steven Goldman, 180 Wellington St. West, Toronto, Ontario, Canada M5J OC2.

(19)

Includes 268,159 Aralez Shares issuable upon exercise by SWK Funding LLC of warrants that are presently exercisable. SWK Funding LLC is managed by its sole member, SWK Holdings Corporation. Winston Black, chief executive officer of SWK Holdings Corporation, holds voting and investment control over such Aralez Shares. The address of the selling shareholder is 15770 North Dallas Parkway, Suite 1290, Dallas, TX 75248.

(20)

Includes (i) 181,166 Aralez Shares, (ii) 321,425 Aralez Shares issuable upon exercise of warrants, (iii) 29,754 Aralez Shares issuable upon exercise of options, and (iv) (a) 42,923 Aralez Shares issuable upon exercise of compensation options and (b) 21,462 Aralez Shares underlying warrants issuable upon exercise of compensation options.

(21)

Based on 63,960,319 common shares outstanding as of March 15, 2016. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and generally includes shares over which the selling shareholder has voting or dispositive power, including any shares that the selling shareholder has the right to acquire within 60 days of March 15, 2016. The information regarding the Aralez Shares beneficially owned after the offering assumes the sale of all Aralez Shares offered by the selling shareholders pursuant to this prospectus.

PLAN OF DISTRIBUTION

The Selling Shareholders identified in this prospectus under “Selling Shareholders”, which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling Shares or interests in Shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer, may offer and sell from time to time the Shares covered by this prospectus. We will not receive any of the proceeds from the offering of the Shares by the Selling Shareholders. Upon the cash exercise of any of the warrants held by the Selling Shareholders, we will receive the cash payment of the exercise price for such warrants.

We are registering the Shares covered by this prospectus to permit holders to conduct public secondary trading of these Shares from time to time after the date of this prospectus. We have agreed, among other things, to bear all reasonable expenses, other than underwriting discounts and commissions, incurred in connection with the registrations, filings or qualifications of the Shares covered by this prospectus, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, and the fees and disbursements of counsel for the Company.

The Selling Shareholders may sell all or a portion of the Shares beneficially owned by them and offered hereby from time to time:

·                  directly;

·                  through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the Selling Shareholders and/or from the purchasers of the Shares for whom they may act as agent;

·                  in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

·                  in block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

·                  in purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

·                  in an exchange distribution in accordance with the rules of the applicable exchange;

·                  in privately negotiated transactions;

·                  through short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

·                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

·                  through broker-dealers that agree with the selling shareholders to sell a specified number of such Shares at a stipulated price per share;

·                  a combination of any such methods of sale; or

·                  any other method permitted pursuant to applicable law.

The Shares may be sold from time to time in one or more transactions at:

·                  fixed prices, which may be changed;

·                  prevailing market prices at the time of sale;

·                  varying prices determined at the time of sale; or

·                  negotiated prices.

These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the Selling Shareholders from the sale of the Shares offered by them hereby will be the purchase price of the Shares less discounts and commissions, if any. The sales described above may be effected in transactions on any national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the Shares under this prospectus, the Selling Shareholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Aralez Shares, short and deliver the Shares to close out such short positions, or loan or pledge the Shares to broker-dealers that may in turn sell such Shares. The Selling Shareholders may also sell Shares short and deliver these securities to close out their short positions, or loan or pledge the Shares to broker-dealers that in turn may sell these securities.

The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Each Selling Shareholder may pledge or grant a security interest in all or a portion of the Shares that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Shares from time to time pursuant to this prospectus. The Selling Shareholders may also transfer and donate Shares in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be Selling Shareholders for the purposes of this prospectus.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any commissions they receive and any profits on any resale of the Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any Selling Shareholder can presently estimate the amount of any such compensation. Selling Shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Our outstanding Aralez Shares are listed and traded on NASDAQ under the symbol “ARLZ” and on the TSX under the symbol “ARZ”. We cannot guarantee that any trading market will develop for the Aralez Shares. Even if a market does develop for the Aralez Shares, the market may not be maintained.

The Shares offered under this prospectus may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

To our knowledge, there are currently no plans, arrangements or understandings between any Selling Shareholders and any underwriter, broker-dealer or agent regarding the sale of the Shares by the Selling Shareholders. Selling Shareholders may choose not to sell any, or less than all, of the Shares offered pursuant to this prospectus. In addition, we cannot assure you that a Selling Shareholder will not transfer, devise or gift the Shares by means other than as described in this prospectus. In addition, any Shares covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold under Rule 144, Rule 144A or Regulation S, as applicable, rather than pursuant to this prospectus. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

Upon notification to us by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating brokers-dealer(s), (ii) the amount of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers-dealer(s), where applicable, (v) that such brokers-dealer(s) did not conduct any investigation to verify the information set out in this prospectus and (vi) other facts material to the transaction.

The Shares will be issued to the Selling Shareholders upon exercise, if any, of Tribute Warrants.

The Selling Shareholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the Shares by the Selling Shareholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Shares to engage in market-making activities with respect to the Shares being distributed for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed upon for us by DLA Piper (Canada) LLP.

EXPERTS

The consolidated financial statements of POZEN Inc. appearing in Aralez Pharmaceuticals Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of POZEN Inc.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Aralez Pharmaceuticals Inc. appearing in Aralez Pharmaceuticals Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2015, and the effectiveness of Aralez Pharmaceuticals Inc.’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such balance sheet is incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Tribute Pharmaceuticals Canada Inc. appearing in Aralez Pharmaceuticals Inc.’s Current Report (Form 8-K/A) for the year ended December 31, 2015 have been audited by McGovern, Hurley, Cunningham LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission (the “SEC”). You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at http://www.aralez.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We are also required to file reports and other information with the securities commissions in all provinces in Canada, other than Quebec.  You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions (excluding the Autorité des marchés financiers).  These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them under Commission File No. 001-37691, which means that we can disclose important information to you by referring you to those publicly available documents. All of the information that we incorporate by reference is considered to be part of this prospectus, and any of our subsequent filings with the SEC will automatically update and supersede this information. This prospectus incorporates by reference all documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, except for information furnished under Items 2.02 or 7.01 of Current Report on Form 8-K, or exhibits related thereto, after the date of this prospectus until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold. We incorporate by reference the following previously filed documents:

·                  Our Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016, as amended as filed on March 31, 2016;

·                  Our current reports on Form 8-K, filed on February 5, 2016, filed on March 7, 2016, filed on March 14, 2016, and the amendment to our current report on Form 8-K filed on March 15, 2016;

·                  The description of the Aralez Shares contained in our joint proxy statement/prospectus dated December 14, 2015 (File No. 333-208523); and

·                  All other reports filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and prior to the effectiveness of the registration statement.

We will provide, upon written or oral request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents incorporated by reference, including exhibits to these documents, at no cost to the requestor. You should direct any requests for documents to: Eric L. Trachtenberg, General Counsel, Chief Compliance Officer and Corporate Secretary, Aralez Pharmaceuticals Inc., 151 Steeles Avenue East, Milton, Ontario, Canada, L9T 1Y1, (905) 876-1118.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The Selling Shareholders will not make an offer of these Shares in any jurisdiction where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

ARALEZ PHARMACEUTICALS INC.

Up to 3,758,617 Common Shares

Prospectus

April 5, 2016